

NL INDUSTRIES

2022

ANNUAL REPORT

NL INDUSTRIES, INC. CORPORATE AND OTHER INFORMATION

Board of Directors

Loretta J. Feehan
Chair of the Board (non-executive)
Financial Consultant

Michael S. Simmons
Vice Chairman of the Board

John E. Harper (a)
Private Investor

Meredith W. Mendes (a)
Chief Executive Officer
Matthew Pritzker Company LLC

Cecil H. Moore, Jr. (a)(b)
Retired Partner
KPMG LLP

Courtney J. Riley
President and
Chief Executive Officer

Gen. Thomas P. Stafford (ret.) (a)(b)
United States Air Force (retired)

Board Committees

(a) Audit Committee

(b) Management Development and
Compensation Committee

Corporate Officers

Michael S. Simmons
Vice Chairman of the Board

Courtney J. Riley
President and Chief Executive Officer

Andrew B. Nace
Executive Vice President

Amy A. Samford
Executive Vice President and
Chief Financial Officer

Bryan A. Hanley
Senior Vice President and Treasurer

John R. Powers, III
Senior Vice President and General
Counsel

Patricia A. Kropp
Vice President, Employee Benefits

Bart W. Reichert
Vice President, Internal Audit

Amy E. Ruf
Vice President and Controller

Darci B. Scott
Vice President, Tax

Management of Subsidiary and Affiliate

CompX International Inc.
Scott C. James
Director, President and
Chief Executive Officer

Kronos Worldwide, Inc.
James M. Buch
Director, President and
Chief Executive Officer

Annual Meeting

The 2023 Annual Meeting of Stockholders will be held at the Conference Center at Three Lincoln Centre, 5430 LBJ Freeway, Suite 350, Dallas, Texas, 75240-2620, on the day and time as set forth in the notice of the meeting, proxy statement and form of proxy that will be mailed to stockholders in advance of the meeting.

Form 10-K Report

The Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission, is printed as part of this Annual Report. Additional copies are available without charge upon written request to:

Bryan A. Hanley
Investor Relations
NL Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2620

Transfer Agent

Computershare acts as transfer agent, registrar and dividend paying agent for the Company's common stock. Communications regarding stockholder accounts, dividends and change of address should be directed to:

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, Rhode Island 02940-3006
Telephone: (877) 373-6374
http://www.computershare.com/investor

Visit us on the Web
http://www.nl-ind.com

Stock and Class A Exchanges

NL's common shares are listed on the New York Stock Exchange under the symbol "NL."

CompX's Class A common shares are listed on the NYSE American under the symbol "CIX."

Kronos' common shares are listed on the New York Stock Exchange under the symbol "KRO."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF**
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-640

NL INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

New Jersey	13-5267260
(State or other jurisdiction of	**(IRS Employer**
incorporation or organization)	**Identification No.)**

5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2620
(Address of principal executive offices)
Registrant's telephone number, including area code: (972) 233-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	NL	NYSE

No securities are registered pursuant to Section 12(g) of the Act.

Indicate by check mark:

If the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company or emerging growth company (as defined in Rule 12b-2 of the Act). See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the 8.4 million shares of voting stock held by nonaffiliates of NL Industries, Inc. as of June 30, 2022 (the last business day of the Registrant's most recently-completed second fiscal quarter) approximated $83.2 million.

Number of shares of the registrant's common stock, $.125 par value per share, outstanding on February 28, 2023: 48,815,734.

Documents incorporated by reference

The information required by Part III is incorporated by reference from the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 1.   BUSINESS

The Company

NL Industries, Inc. was organized as a New Jersey corporation in 1891. Our common stock trades on the New York Stock Exchange, or the NYSE, under the symbol NL. References to "NL Industries," "NL," the "Company," the "Registrant," "we," "our," "us" and similar terms mean NL Industries, Inc. and its subsidiaries and affiliate, unless the context otherwise requires.

Our principal executive offices are located at Three Lincoln Center, 5430 LBJ Freeway, Suite 1700, Dallas, TX 75240. Our telephone number is (972) 233-1700. We maintain a website at *www.nl-ind.com*.

Business summary

We are primarily a holding company. We operate in the component products industry through our majority-owned subsidiary, CompX International Inc. (NYSE American: CIX). We operate in the chemicals industry through our noncontrolling interest in Kronos Worldwide, Inc. CompX and Kronos (NYSE: KRO) each file periodic reports with the Securities and Exchange Commission (SEC).

Organization

At December 31, 2022, Valhi, Inc. (NYSE: VHI) held approximately 83% of our outstanding common stock and a wholly-owned subsidiary of Contran Corporation held approximately 92% of Valhi's outstanding common stock. As discussed in Note 1 to our Consolidated Financial Statements, Lisa K. Simmons and a trust established for the benefit of Ms. Simmons and her late sister and their children (the "Family Trust") may be deemed to control Contran, and therefore may be deemed to indirectly control the wholly-owned subsidiary of Contran, Valhi and us.

Forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Statements in this Annual Report that are not historical facts are forward-looking in nature and represent management's beliefs and assumptions based on currently available information. In some cases, you can identify forward-looking statements by the use of words such as "believes," "intends," "may," "should," "could," "anticipates," "expects" or comparable terminology, or by discussions of strategies or trends. Although we believe the expectations reflected in such forward-looking statements are reasonable, we do not know if these expectations will be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. The factors that could cause actual future results to differ materially from those described herein are the risks and uncertainties discussed in this Annual Report and those described from time to time in our other filings with the SEC and include, but are not limited to, the following:

- Future supply and demand for our products;

- The extent of the dependence of certain of our businesses on certain market sectors;

- The cyclicality of our businesses (such as Kronos' TiO_2 operations);

- Customer and producer inventory levels;

- Unexpected or earlier-than-expected industry capacity expansion (such as the TiO_2 industry);

- Changes in raw material and other operating costs (such as energy, ore, zinc, aluminum, steel and brass costs) and our ability to pass those costs on to our customers or offset them with reductions in other operating costs;

- Changes in the availability of raw material (such as ore);

- General global economic and political conditions that harm the worldwide economy, disrupt our supply chain, increase material and energy costs or reduce demand or perceived demand for Kronos' TiO_2 and our products or impair our ability to operate our facilities (including changes in the level of gross domestic

product in various regions of the world, natural disasters, terrorist acts, global conflicts and public health crises such as COVID-19);

- Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime, transportation interruptions, cyber-attacks and public health crises such as COVID-19);

- Competitive products and substitute products;

- Price and product competition from low-cost manufacturing sources (such as China);

- Customer and competitor strategies;

- Potential consolidation of Kronos' competitors;

- Potential consolidation of Kronos' customers;

- The impact of pricing and production decisions;

- Competitive technology positions;

- Our ability to protect or defend intellectual property rights;

- Potential difficulties in integrating future acquisitions;

- Potential difficulties in upgrading or implementing accounting and manufacturing software systems;

- The introduction of trade barriers or trade disputes;

- Fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone and the Canadian dollar and between the euro and the Norwegian krone), or possible disruptions to our business resulting from uncertainties associated with the euro or other currencies;

- Decisions to sell operating assets other than in the ordinary course of business;

- Kronos' ability to renew or refinance credit facilities;

- Increases in interest rates;

- Our ability to maintain sufficient liquidity;

- The timing and amounts of insurance recoveries;

- The ability of our subsidiaries or affiliates to pay us dividends;

- Uncertainties associated with CompX's development of new products and product features;

- The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters, including future tax reform;

- Our ability to utilize income tax attributes or changes in income tax rates related to such attributes, the benefits of which may or may not have been recognized under the more-likely-than-not recognition criteria;

- Environmental matters (such as those requiring compliance with emission and discharge standards for existing and new facilities or new developments regarding environmental remediation or decommissioning obligations at sites related to our former operations);

- Government laws and regulations and possible changes therein (such as changes in government regulations which might impose various obligations on former manufacturers of lead pigment and lead-based paint, including us, with respect to asserted health concerns associated with the use of such products), including new environmental health and safety or other regulations (such as those seeking to limit or classify TiO_2 or its use);

- The ultimate resolution of pending litigation (such as our lead pigment and environmental matters); and

- Possible future litigation.

Should one or more of these risks materialize or if the consequences of such a development worsen, or should the underlying assumptions prove incorrect, actual results could differ materially from those currently forecasted or expected. We disclaim any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

Operations and equity investment

Information regarding our operations and the companies conducting such operations is set forth below. Geographic financial information is included in Note 2 to our Consolidated Financial Statements, which is incorporated herein by reference.

Component Products CompX International Inc. - 87% owned at December 31, 2022	CompX manufactures engineered components that are sold to a variety of industries including postal, recreational transportation (including boats), office and institutional furniture, cabinetry, tool storage, healthcare, gas stations and vending equipment. CompX has three production facilities in the United States.
Chemicals Kronos Worldwide, Inc. - 31% owned at December 31, 2022	Kronos is a leading global producer and marketer of value-added titanium dioxide pigments, or TiO_2, a base industrial product used in imparting whiteness, brightness, opacity and durability to a diverse range of customer applications and end-use markets, including coatings, plastics, paper, inks, cosmetics, pharmaceuticals and other industrial and consumer "quality-of-life" products. Kronos has production facilities in Europe and North America. Sales of its core TiO_2 pigments represented about 92% of Kronos' net sales in 2022, with sales of other products that are complementary to Kronos' TiO_2 business comprising the remainder.

COMPONENT PRODUCTS - COMPX INTERNATIONAL INC.

Industry overview - Through our majority-owned subsidiary, CompX, we manufacture engineered components utilized in a variety of applications and industries. CompX manufactures mechanical and electrical cabinet locks and other locking mechanisms used in postal, recreational transportation, office and institutional furniture, cabinetry, tool storage and healthcare applications. CompX also manufactures wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls, trim tabs and related hardware and accessories for the recreational marine and other industries. CompX continuously seeks to diversify into new markets and identify new applications and features for its products, which it believes provide a greater potential for higher rates of earnings growth as well as diversification of risk.

Manufacturing, operations and products - CompX's Security Products business manufactures mechanical and electrical cabinet locks and other locking mechanisms used in a variety of applications including mailboxes, ignition systems, file cabinets, desk drawers, tool storage cabinets, high security medical cabinetry, integrated inventory and access control secured narcotics boxes, electronic circuit panels, storage compartments, gas station security, vending and cash containment machines. CompX's Security Products business has one manufacturing facility in Mauldin, South Carolina and one in Grayslake, Illinois which is shared with its Marine Components business. CompX believes it is a North American market leader in the manufacture and sale of cabinet locks and other locking mechanisms. These products include:

- disc tumbler locks which provide moderate security and generally represent the lowest cost lock CompX produces;

- pin tumbler locking mechanisms which are more costly to produce and are used in applications requiring higher levels of security, including *KeSet*® and *System 64*® (which each allow the user to change the keying on a single lock 64 times without removing the lock from its enclosure), *TuBar*® and *Turbine*™; and

- CompX's innovative *CompX eLock*® and *StealthLock*® electronic locks which provide stand-alone or networked security and audit trail capability for drug storage and other valuables through the use of a proximity card, magnetic stripe, radio frequency or other keypad credential.

A substantial portion of CompX's Security Products' sales consist of products with specialized adaptations to an individual customer's specifications, some of which are listed above. CompX also has a standardized product line suitable

for many customers, which is offered through a North American distribution network to locksmith and smaller original equipment manufacturer distributors via its *STOCK LOCKS*® distribution program.

CompX's Marine Components business manufactures and distributes wake enhancement systems, stainless steel exhaust components, gauges, throttle controls, trim tabs and related hardware and accessories primarily for ski/wakeboard boats (tow boats) and performance boats. CompX's Marine Components business has a facility in Neenah, Wisconsin and a facility in Grayslake, Illinois which is shared with Security Products. CompX's specialty Marine Component products are high precision components designed to operate within tight tolerances in the highly demanding marine environment. These products include:

- original equipment and aftermarket stainless steel exhaust headers, exhaust pipes, mufflers and other exhaust components;

- high performance gauges such as GPS speedometers and tachometers;

- mechanical and electronic controls and throttles;

- wake enhancement devices, trim tabs, steering wheels and billet aluminum accessories;

- dash panels, LED indicators and wire harnesses; and

- grab handles, pin cleats and other accessories.

The following table sets forth the location, size and business operations for each of CompX's principal operating facilities at December 31, 2022:

Facility Name	Business Operations	Location	Size (square feet)
Owned Facilities:			
National [1]	SP	Mauldin, SC	198,000
Grayslake[1]	SP/MC	Grayslake, IL	133,000
Custom[1]	MC	Neenah, WI	95,000

SP – Security Products business
MC – Marine Components business

[1] ISO-9001 registered facilities

CompX believes all of its facilities are well maintained and satisfactory for their intended purposes.

Raw materials - The primary raw materials used in CompX's manufacturing processes are:

- Security Products - zinc and brass (for the manufacture of locking mechanisms).

- Marine Components - stainless steel (for the manufacture of exhaust headers and pipes and wake enhancement systems), aluminum (for the manufacture of throttles and trim tabs) and other components.

These raw materials are purchased from several suppliers, are readily available from numerous sources and accounted for approximately 17% of our total cost of sales for 2022. Total material costs, including purchased components, represented approximately 47% of our cost of sales in 2022.

CompX occasionally enters into short-term commodity-related raw material supply arrangements to mitigate the impact of future price increases in commodity-related raw materials, including zinc, brass and stainless steel. These arrangements generally provide for stated unit prices based upon specified purchase volumes, which help CompX to stabilize its commodity-related raw material costs to a certain extent. At other times CompX may make spot market buys of larger quantities of raw materials to take advantage of favorable pricing or volume-based discounts. Prices for the primary commodity-related raw materials used in the manufacture of CompX's locking mechanisms, primarily zinc and brass, generally increased throughout 2021 and the first half of 2022. Prices began to stabilize in the latter half of 2022, although at elevated levels. The prices for stainless steel, the primary raw material used for the manufacture of marine

exhaust headers and pipes and wake enhancement systems, experienced significant volatility during 2021 and 2022. Based on current economic conditions, CompX expects the prices for zinc, brass, stainless steel and other manufacturing materials in 2023 to be relatively stable, although at the elevated levels it experienced in the second half of 2022. When purchased on the spot market, each of these raw materials may be subject to sudden and unanticipated price increases. When possible, CompX seeks to mitigate the impact of fluctuations in these raw material costs on its margins through improvements in production efficiencies or other operating cost reductions. In the event CompX is unable to offset raw material cost increases with other cost reductions, it may be difficult to recover those cost increases through increased product selling prices or raw material surcharges due to the competitive nature of the markets served by its products. Consequently, overall operating margins can be affected by commodity-related raw material cost pressures. Commodity market prices are cyclical, reflecting overall economic trends, specific developments in consuming industries and speculative investor activities.

Patents and trademarks - CompX holds a number of patents relating to its component products, certain of which it believes to be important to CompX and its continuing business activity. Patents generally have a term of 20 years and CompX's patents have remaining terms ranging from one year to 18 years at December 31, 2022.

CompX's major trademarks and brand names in addition to *CompX®* include:

Security Products	Security Products	Marine Components
CompX® Security Products™	*Lockview®*	*CompX Marine®*
National Cabinet Lock®	*System 64®*	*Custom Marine®*
Fort Lock®	*SlamCAM®*	*Livorsi® Marine*
Timberline® Lock®	*RegulatoR®*	*Livorsi II® Marine*
Chicago Lock®	*CompXpress®*	*CMI Industrial®*
STOCK LOCKS®	*GEM®*	*Custom Marine® Stainless Exhaust*
KeSet®	*Turbine™*	*The #1 Choice in Performance Boating®*
TuBar®	*NARC iD®*	*Mega Rim®*
StealthLock®	*NARC®*	*Race Rim®*
ACE®	*ecoForce®*	*Vantage View®*
ACE® II	*Pearl®*	*GEN-X®*
CompX eLock®		

Sales, marketing and distribution - A majority of CompX's component sales are direct to large OEM customers through its factory-based sales and marketing professionals supported by engineers working in concert with field salespeople and independent manufacturer's representatives. CompX selects manufacturer's representatives based on special skills in certain markets or relationships with current or potential customers.

In addition to sales to large OEM customers, a substantial portion of CompX's Security Products sales are made through distributors. CompX has a significant North American market share of cabinet lock security product sales as a result of the locksmith distribution channel. CompX supports its locksmith distributor sales with a line of standardized products used by the largest segments of the marketplace. These products are packaged and merchandised for easy availability and handling by distributors and end users.

CompX sells to a diverse customer base with only two customers representing 10% or more of its sales in 2022 (United States Postal Service representing 14% and Malibu Boats, LLC representing 12%). CompX's largest ten customers accounted for approximately 52% of its sales in 2022.

Competition - The markets in which CompX participates are highly competitive. CompX competes primarily on the basis of product design, including space utilization and aesthetic factors, product quality and durability, price, on-time delivery, service and technical support. CompX focuses its efforts on the middle and high-end segments of the market, where product design, quality, durability and service are valued by the customer. CompX's Security Products business competes against a number of domestic and foreign manufacturers. CompX's Marine Components business competes with small domestic manufacturers and is minimally affected by foreign competitors.

Regulatory and environmental matters - CompX has a history of incorporating environmental management and compliance in its operations and decision making. CompX operates three low-emission manufacturing facilities and CompX's production processes requiring waste-water discharge are consolidated at its Mauldin, South Carolina facility.

This facility has received a ReWa Gold Award from Renewable Water Resources, an organization which sets regulatory and water policies for the Mauldin facility's geographic region, for multiple years for its exemplary performance. In addition, CompX operates extensive scrap metal recycling programs to reduce landfill waste.

CompX's operations are subject to federal, state, and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, discharge, disposal, remediation of and exposure to hazardous and non-hazardous substances, materials and wastes. CompX's operations also are subject to federal, state and local laws and regulations relating to worker health and safety. CompX believes it is in substantial compliance with all such laws and regulations. To date, the costs of maintaining compliance with such laws and regulations have not significantly impacted its results. CompX currently does not anticipate any significant costs or expenses relating to such matters; however, it is possible future laws and regulations may require CompX to incur significant additional expenditures.

CHEMICALS - KRONOS WORLDWIDE, INC.

Business overview - Kronos is a leading global producer and marketer of value-added titanium dioxide pigments, or TiO_2, a base industrial product used in a wide range of applications. Kronos, along with its distributors and agents, sells and provides technical services for its products to approximately 4,000 customers in 100 countries with the majority of sales in Europe, North America and the Asia Pacific region. Kronos believes it has developed considerable expertise and efficiency in the manufacture, sale, shipment and service of its products in domestic and international markets.

TiO_2 is a white inorganic pigment used in a wide range of products for its exceptional durability and its ability to impart whiteness, brightness and opacity. TiO_2 is a critical component of everyday applications, such as coatings, plastics and paper, as well as many specialty products such as inks, cosmetics and pharmaceuticals. TiO_2 is widely considered to be superior to alternative white pigments in large part due to its hiding power (or opacity), which is the ability to cover or mask other materials effectively and efficiently. TiO_2 is designed, marketed and sold based on specific end-use applications.

TiO_2 is the largest commercially used whitening pigment because it has a high refractive rating, giving it more hiding power than any other commercially produced white pigment. In addition, TiO_2 has excellent resistance to interaction with other chemicals, good thermal stability and resistance to ultraviolet degradation. Although there are other white pigments on the market, Kronos believes there are no effective substitutes for TiO_2 because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. Pigment extenders such as kaolin clays, calcium carbonate and polymeric opacifiers are used together with TiO_2 in a number of end-use markets. However, these products are not able to duplicate the opacity performance characteristics of TiO_2 and Kronos believes these products are unlikely to have a significant impact on the use of TiO_2.

TiO_2 is considered a "quality-of-life" product. Demand for TiO_2 has generally been driven by worldwide gross domestic product and has generally increased with rising standards of living in various regions of the world. According to industry estimates, TiO_2 consumption has grown at a compound annual growth rate of approximately 2% since 2000. Per capita consumption of TiO_2 in Western Europe and North America far exceeds that in other areas of the world, and these regions are expected to continue to be the largest consumers of TiO_2 on a per capita basis for the foreseeable future. Kronos believes that Western Europe and North America currently each account for approximately 16% of global TiO_2 consumption. Markets for TiO_2 are generally increasing in China, the Asia Pacific region, South America and Eastern Europe and Kronos believes these are significant markets which will continue to grow as economies in these regions develop and quality-of-life products, including TiO_2, experience greater demand.

Products and end-use markets - Kronos, including its predecessors, has produced and marketed TiO_2 in North America and Europe, its primary markets, for over 100 years. Kronos believes it is the largest TiO_2 producer in Europe with 45% of its 2022 sales volumes attributable to markets in Europe. The table below shows Kronos' estimated market share for its significant markets, Europe and North America, for the last three years.

	2020	2021	2022
Europe	17 %	15 %	14 %
North America	18 %	17 %	17 %

Kronos believes it is the leading seller of TiO_2 in several countries, including Germany. Overall, Kronos is one of the top five producers of TiO_2 in the world, with an estimated 7% share of worldwide TiO_2 sales volume in 2022.

Kronos offers its customers a broad portfolio of products that include over 40 different TiO_2 pigment grades under the *KRONOS*® trademark, which provide a variety of performance properties to meet customers' specific requirements. Kronos' major customers include domestic and international paint, plastics, decorative laminate and paper manufacturers. Kronos ships TiO_2 to its customers in either a dry or slurry form via rail, truck and/or ocean carrier. Sales of Kronos' core TiO_2 pigments represented approximately 92% of its net sales in 2022. Kronos and its agents and distributors primarily sell products in three major end-use markets: coatings, plastics and paper.

The following tables show Kronos' approximate TiO_2 sales volume by geographic region and end-use for the year ended December 31, 2022:

Sales volume percentages by geographic region		Sales volume percentages by end-use	
Europe	45%	Coatings	50%
North America	39%	Plastics	29%
Asia Pacific	9%	Paper	8%
Rest of World	7%	Other	13%

Some of the principal applications for Kronos' products include the following:

TiO_2 for coatings – Kronos' TiO_2 is used to provide opacity, durability, tinting strength and brightness in industrial coatings, as well as coatings for commercial and residential interiors and exteriors, automobiles, aircraft, machines, appliances, traffic paint and other special purpose coatings. The amount of TiO_2 used in coatings varies widely depending on the opacity, color and quality desired. In general, the higher the opacity requirement of the coating, the greater the TiO_2 content.

TiO_2 for plastics – Kronos produces TiO_2 pigments that improve the optical and physical properties of plastics, including whiteness and opacity. TiO_2 is used to provide opacity to items such as containers and packaging materials, and vinyl products such as windows, door profiles and siding. TiO_2 also generally provides hiding power, neutral undertone, brightness and surface durability for housewares, appliances, toys, computer cases and food packages. TiO_2's high brightness along with its opacity, is used in some engineering plastics to help mask their undesirable natural color. TiO_2 is also used in masterbatch, which is a concentrate of TiO_2 and other additives and is one of the largest uses for TiO_2 in the plastics end-use market. In masterbatch, the TiO_2 is dispersed at high concentrations into a plastic resin and is then used by manufacturers of plastic containers, bottles, packaging and agricultural films.

TiO_2 for paper – Kronos' TiO_2 is used in the production of several types of paper, including laminate (decorative) paper, filled paper and coated paper to provide whiteness, brightness, opacity and color stability. Although Kronos sells its TiO_2 to all segments of the paper end-use market, its primary focus is on the TiO_2 grades used in paper laminates, where several layers of paper are laminated together using melamine resin under high temperature and pressure. The top layer of paper contains TiO_2 and plastic resin and is the layer that is printed with decorative patterns. Paper laminates are used to replace materials such as wood and tile for such applications as counter tops, furniture and wallboard. TiO_2 is beneficial in these applications because it assists in preventing the material from fading or changing color after prolonged exposure to sunlight and other weathering agents.

TiO_2 for other applications – Kronos produces TiO_2 to improve the opacity and hiding power of printing inks. TiO_2 allows inks to achieve very high print quality while not interfering with the technical requirements of printing machinery, including low abrasion, high printing speed and high temperatures. Kronos' TiO_2 is also used in textile applications where TiO_2 functions as an opacifying and delustering agent. In man-made fibers such as rayon and polyester, TiO_2 corrects an otherwise undesirable glossy and translucent appearance. Without the presence of TiO_2, these materials would be unsuitable for use in many textile applications.

Kronos produces high-purity sulfate process anatase TiO_2 used to provide opacity, whiteness and brightness in a variety of cosmetic and personal care products, such as skin cream, lipstick, eye shadow and toothpaste. In pharmaceuticals, Kronos' TiO_2 is used commonly as a colorant in tablet and capsule coatings as well as in liquid medicines to provide uniformity of color and appearance. KRONOS® purified anatase grades meet the applicable requirements of the CTFA (Cosmetics, Toiletries and Fragrances Association), USP and BP (United States Pharmacopoeia and British Pharmacopoeia) and the FDA (United States Food and Drug Administration).

Kronos' TiO$_2$ business is enhanced by the following three complementary businesses, which comprised approximately 8% of its net sales in 2022:

- Kronos owns and operates an ilmenite mine in Norway pursuant to a governmental concession with an unlimited term. Ilmenite is a raw material used directly as a feedstock by some sulfate-process TiO$_2$ plants. Kronos supplies ilmenite to its sulfate plants in Europe. Kronos also sells ilmenite ore to third parties, some of whom are its competitors. Kronos also sells an ilmenite-based specialty product to the oil and gas industry. The mine has estimated ilmenite reserves that are expected to last at least 50 years.

- Kronos manufactures and sells iron-based chemicals, which are co-products and processed co-products of sulfate and chloride process TiO$_2$ pigment production. These co-product chemicals are marketed through its Ecochem division and are primarily used as treatment and conditioning agents for industrial effluents and municipal wastewater as well as in the manufacture of iron pigments, cement and agricultural products.

- Kronos manufactures and sells other specialty chemicals, which are side-stream products from the production of TiO$_2$. These specialty chemicals are used in applications in the formulation of pearlescent pigments, production of electroceramic capacitors for cell phones and other electronic devices and natural gas pipe and other specialty applications.

Manufacturing, operations and properties - Kronos produces TiO$_2$ in two crystalline forms: rutile and anatase. Rutile TiO$_2$ is manufactured using both a chloride production process and a sulfate production process, whereas anatase TiO$_2$ is only produced using a sulfate production process. Manufacturers of many end-use applications can use either form, especially during periods of tight supply for TiO$_2$. The chloride process is the preferred form for use in coatings and plastics, the two largest end-use markets. Due to environmental factors and customer considerations, the proportion of TiO$_2$ industry sales represented by chloride process pigments has remained stable relative to sulfate process pigments, and in 2022, chloride process production facilities represented approximately 45% of industry capacity. The sulfate process is preferred for use in selected paper products, ceramics, rubber tires, man-made fibers, food products, pharmaceuticals and cosmetics. Once an intermediate TiO$_2$ pigment has been produced by either the chloride or sulfate process, it is "finished" into products with specific performance characteristics for particular end-use applications through proprietary processes involving various chemical surface treatments and intensive micronizing (milling).

- *Chloride process* – The chloride process is a continuous process in which chlorine is used to extract rutile TiO$_2$. The chloride process produces less waste than the sulfate process because much of the chlorine is recycled and feedstock bearing higher titanium content is used. The chloride process also has lower energy requirements and is less labor-intensive than the sulfate process, although the chloride process requires a higher-skilled labor force. The chloride process produces an intermediate base pigment with a wide range of properties.

- *Sulfate process* – The sulfate process is a batch process in which sulfuric acid is used to extract the TiO$_2$ from ilmenite or titanium slag. After separation from the impurities in the ore (mainly iron), the TiO$_2$ is precipitated and calcined to form an intermediate base pigment ready for sale or can be upgraded through finishing treatments.

Kronos produced 517,000, 545,000, and 492,000 metric tons of TiO$_2$ in 2020, 2021 and 2022, respectively. Kronos' production volumes include its share of the output produced by its TiO$_2$ manufacturing joint venture discussed below. Kronos' average production capacity utilization rates were approximately 92% in 2020, full practical capacity in 2021 and 89% in 2022. Kronos' production rates in 2020 were impacted by the COVID-19 pandemic (primarily in the third quarter). In the fourth quarter of 2022 Kronos adjusted production levels to correspond with reduced customer demand in its European and export markets resulting from challenging economic conditions and geopolitical uncertainties.

Kronos operates facilities throughout North America and Europe, including the only sulfate process plant in North America and four TiO$_2$ plants in Europe (one in each of Leverkusen, Germany; Nordenham, Germany; Langerbrugge, Belgium; and Fredrikstad, Norway). In North America, Kronos has a TiO$_2$ plant in Varennes, Quebec, Canada and, through the manufacturing joint venture described below, a 50% interest in a TiO$_2$ plant near Lake Charles, Louisiana.

As part of Kronos' long-term strategy to increase chloride process production, Kronos phased-out sulfate production at its Leverkusen facility during 2020. Kronos' chloride process production and remaining sulfate production capacity has increased by approximately 5% over the past ten years due to debottlenecking programs with only moderate

capital expenditures. Kronos operated its facilities at reduced capacities in the fourth quarter of 2022 and into 2023. Based on current assumptions about market performance and demand, Kronos expects to operate its TiO_2 plants at 80% to 90% capacity in the first half of 2023 and near full practical capacity levels by the second half of 2023.

The following table presents the division of Kronos' expected 2023 manufacturing capacity by plant location and type of manufacturing process:

Facility	Description	% of capacity by TiO_2 manufacturing process	
		Chloride	Sulfate
Leverkusen, Germany (1)	TiO_2 production, chloride process, co-products	32 %	— %
Nordenham, Germany	TiO_2 production, sulfate process, co-products	—	11
Langerbrugge, Belgium	TiO_2 production, chloride process, co-products, titanium chemicals products	15	—
Fredrikstad, Norway (2)	TiO_2 production, sulfate process, co-products	—	7
Varennes, Canada	TiO_2 production, chloride and sulfate process, slurry facility, titanium chemicals products	17	3
Lake Charles, LA, US (3)	TiO_2 production, chloride process	15	—
Total		79 %	21 %

(1) The Leverkusen facility is located within an extensive manufacturing complex owned by Bayer AG. Kronos owns the Leverkusen facility, which represents about one-third of Kronos' current TiO_2 production capacity, but Kronos leases the land under the facility from Bayer under a long-term agreement which expires in 2050. Lease payments are periodically negotiated with Bayer for periods of at least two years at a time. A majority-owned subsidiary of Bayer provides some raw materials including chlorine, auxiliary and operating materials, utilities and services necessary to operate the Leverkusen facility under separate supplies and services agreements.

(2) The Fredrikstad facility is located on public land and is leased until 2063.

(3) Kronos operates the facility near Lake Charles through a joint venture with Venator Investments LLC (Venator Investments), a wholly-owned subsidiary of Venator Group, of which Venator Materials PLC (Venator) owns 100% and the amount indicated in the table above represents the share of TiO_2 produced by the joint venture to which it is entitled. The joint venture owns the land and facility.

Kronos owns the land underlying all of its principal production facilities unless otherwise indicated in the table above.

Kronos also operates an ilmenite mine in Norway pursuant to a governmental concession with an unlimited term. In addition, Kronos operates a rutile slurry manufacturing plant near Lake Charles, Louisiana, which converts dry pigment primarily manufactured for Kronos at the Lake Charles TiO_2 facility into a slurry form that is then shipped to customers.

Kronos has corporate and administrative offices located in the U.S., Germany, Norway, Canada, Belgium, and France.

TiO₂ manufacturing joint venture - Kronos Louisiana, Inc., one of Kronos' subsidiaries, and Venator Investments each own a 50% interest in a manufacturing joint venture, Louisiana Pigment Company, L.P. (LPC). LPC owns and operates a chloride-process TiO_2 plant located near Lake Charles, Louisiana. Kronos and Venator share production from the plant equally pursuant to separate offtake agreements, unless Kronos and Venator otherwise agree.

A supervisory committee directs the business and affairs of the joint venture, including production and output decisions. This committee is composed of four members, two of whom Kronos appoints and two of whom Venator appoints. Two general managers manage the operations of the joint venture acting under the direction of the supervisory committee. Kronos appoints one general manager and Venator appoints the other.

Kronos does not consolidate LPC because Kronos does not control it. Kronos accounts for its interest in the joint venture by the equity method. The joint venture operates on a break-even basis and therefore Kronos does not have any equity in earnings of the joint venture. Kronos is required to purchase one half of the TiO_2 produced by the joint venture. All costs and capital expenditures are shared equally with Venator with the exception of feedstock (purchased natural rutile ore or chlorine slag) and packaging costs for the pigment grades produced. Kronos' share of net costs is reported as cost of sales as the TiO_2 is sold.

Raw materials - The primary raw materials used in chloride process TiO_2 are titanium-containing feedstock (purchased natural rutile ore or chlorine slag), chlorine and petroleum coke. Chlorine is available from a number of suppliers, while petroleum coke is available from a limited number of suppliers. Titanium-containing feedstock suitable for use in the chloride process is available from a limited but increasing number of suppliers principally in Australia, South Africa, Sierra Leone, Canada and India. Kronos purchases feedstock for its chloride process TiO_2 from the following primary suppliers for certain contractually specified volumes for delivery extending, in some cases, through 2026:

Supplier	Product	Renewal Terms
Rio Tinto Iron and Titanium Ltd	Chloride process grade slag	Auto-renews bi-annually
Rio Tinto Iron and Titanium Ltd	Upgraded slag	Auto-renews annually
Eramet SA	Chloride process grade slag	Renewal terms upon negotiations
Sierra Rutile Limited	Rutile ore	Renewal terms upon negotiations
Iluka Resources Limited	Rutile ore	Renewal terms upon negotiations
Saraf Agencies Private Limited	Chloride process grade slag	Renewal terms upon negotiations

In the past Kronos has been, and expects it will continue to be, successful in obtaining short-term and long-term extensions to these and other existing supply contracts prior to their expiration. Kronos expects the raw materials purchased under these contracts, and contracts that it may enter into, will meet its chloride process feedstock requirements over the next several years. Contracts may be terminated with a 12-month written notice (generally for multi-year agreement terms) or based on certain defaults by either party or failure to agree on pricing as noted in the agreements.

The primary raw materials used in sulfate process TiO_2 are titanium-containing feedstock, primarily ilmenite or purchased sulfate grade slag, and sulfuric acid. Sulfuric acid is available from a number of suppliers. Titanium-containing feedstock suitable for use in the sulfate process is available from a limited number of suppliers principally in Norway, Canada, Australia, India and South Africa. As one of the few vertically-integrated producers of sulfate process TiO_2, Kronos operates a rock ilmenite mine in Norway, which provided all of the feedstock for its European sulfate process TiO_2 plants in 2022. Kronos expects ilmenite production from its mine to meet its European sulfate process feedstock requirements for the foreseeable future. For Kronos' Canadian sulfate process plant, it purchases sulfate grade slag primarily from Rio Tinto Fer et Titane Inc. under a supply contract that renews annually, subject to termination upon twelve months written notice. Kronos expects the raw materials purchased under this contract, and contracts that it may enter into, to meet its sulfate process feedstock requirements over the next several years.

Many of Kronos' raw material contracts contain fixed quantities it is required to purchase or specify a range of quantities within which it is required to purchase. The pricing under these agreements is generally negotiated quarterly or semi-annually.

The following table summarizes Kronos' raw materials purchased or mined in 2022.

Production process/raw material	Raw materials procured or mined (In thousands of metric tons)
Chloride process plants -	
Purchased slag or rutile ore	488
Sulfate process plants:	
Ilmenite ore mined and used internally	220
Purchased slag	20

Sales and marketing - Kronos' marketing strategy is aimed at developing and maintaining strong relationships with new and existing customers. Because TiO_2 represents a significant input cost for its customers, the purchasing decisions are often made by its customers' senior management. Kronos works to maintain close relationships with the key decision makers through in-depth and frequent contact. Kronos endeavors to extend these commercial and technical relationships to multiple levels within its customers' organizations using its direct sales force and technical service group to accomplish this objective. Kronos believes this helps build customer loyalty and strengthens its competitive position. Close cooperation and strong customer relationships enable Kronos to stay closely attuned to trends in its customers' businesses. Where appropriate, Kronos works in conjunction with its customers to solve formulation or application problems by modifying specific product properties or developing new pigment grades. Kronos also focuses its sales and marketing efforts on those geographic and end-use market segments where it believes it can realize higher selling prices. This focus includes continuously reviewing and optimizing its customer and product portfolios.

Kronos also works directly with its customers to monitor the success of its products in their end-use applications, evaluate the need for improvements in its product and process technology and identify opportunities to develop new product solutions for its customers. Kronos' marketing staff closely coordinates with its sales force and technical specialists to ensure the needs of its customers are met, and to help develop and commercialize new grades where appropriate.

Kronos sells a majority of its products through its direct sales force operating in Europe and North America. Kronos also utilizes sales agents and distributors who are authorized to sell its products in specific geographic areas. In Europe, Kronos' sales efforts are conducted primarily through its direct sales force and its sales agents. Kronos' agents do not sell any TiO_2 products other than KRONOS® branded products. In North America, Kronos' sales are made primarily through its direct sales force and supported by a network of distributors. Kronos has increased its marketing efforts over the last several years in export markets and Kronos' sales are now made through its direct sales force, sales agents and distributors. In addition to Kronos' direct sales force and sales agents, many of its sales agents also act as distributors to service its customers in all regions. Kronos offers customer and technical service to customers who purchase its products through distributors as well as to its larger customers serviced by its direct sales force.

Kronos sells to a diverse customer base with only one customer representing 10% or more of its net sales in 2022 (Behr Process Corporation – 10%). Kronos' largest ten customers accounted for approximately 33% of net sales in 2022.

Neither Kronos' business as a whole nor any of its principal product groups is seasonal to any significant extent. However, TiO_2 sales are generally higher in the second and third quarters of the year, due in part to the increase in coatings production in the spring to meet demand during the spring and summer painting seasons. With certain exceptions, such as during the third quarter of 2020 as a result of the COVID-19 pandemic, and during the fourth quarter of 2022 as a result of reduced customer demand and unprecedently high energy costs, Kronos has historically operated its production facilities at near full capacity rates throughout the entire year, which among other things helps to minimize its per-unit production costs. As a result, Kronos normally builds inventories during the first and fourth quarters of each year in order to maximize its product availability during the higher demand periods normally experienced in the second and third quarters.

Competition - The TiO_2 industry is highly competitive. Kronos competes primarily on the basis of price, product quality, technical service and the availability of high performance pigment grades. Since TiO_2 is not traded through a commodity market, its pricing is largely a product of negotiation between suppliers and their respective customers. Price and availability are the most significant competitive factors along with quality and customer service for the majority of its product grades. Increasingly, Kronos is focused on providing pigments that are differentiated to meet specific customer requests and specialty grades that are differentiated from its competitors' products. During 2022, Kronos had an estimated 7% share of worldwide TiO_2 sales volume, and based on sales volume Kronos believes it is the leading seller of TiO_2 in several countries, including Germany.

Kronos' principal competitors are The Chemours Company, Tronox Incorporated, LB Group Co. Ltd. and Venator Materials PLC. The top five TiO_2 producers (i.e. Kronos and its four principal competitors) account for approximately 52% of the world's production capacity.

The following chart shows Kronos' estimate of worldwide production capacity in 2022:

Worldwide production capacity – 2022

Chemours	15 %
Tronox	12 %
LB Group Co.Ltd.	11 %
Venator	7 %
Kronos	7 %
Other	48 %

Chemours has approximately one-half of total North American TiO$_2$ production capacity and is Kronos' principal North American competitor. LB Group. Ltd. previously announced it plans to add an additional 200,000 tons of chloride capacity which we expect will be added incrementally over the next several years.

The TiO$_2$ industry is characterized by high barriers to entry consisting of high capital costs, proprietary technology and significant lead times required to construct new facilities or to expand existing capacity. Therefore, over the past ten years, Kronos and its competitors increased industry capacity through debottlenecking projects, although this increase only partly compensated for the shut-down of various TiO$_2$ plants throughout the world. Although overall industry demand is expected to increase in 2023, other than through debottlenecking projects and the LB Group Co. Ltd. expansion mentioned above, Kronos does not expect any significant efforts will be undertaken by Kronos or its principal competitors to further increase capacity and Kronos believes it is unlikely any new TiO$_2$ plants will be constructed in Europe or North America for the foreseeable future. If actual developments differ from Kronos' expectations, the TiO$_2$ industry's and Kronos' performance could be unfavorably affected.

Research and development - Kronos employs scientists, chemists, process engineers and technicians who are engaged in research and development, process technology and quality assurance activities in Leverkusen, Germany. These individuals have the responsibility for improving Kronos' chloride and sulfate production processes, improving product quality and strengthening Kronos' competitive position by developing new products and applications. Kronos' expenditures for these activities were approximately $16 million in 2020, $17 million in 2021 and $15 million in 2022. Kronos expects to spend approximately $17 million on research and development in 2023.

Kronos continually seeks to improve the quality of its grades and has been successful in developing new grades for existing and new applications to meet the needs of its customers and increase product life cycles. Since the beginning of 2017, Kronos has added nine new grades for pigments and other applications.

Patents, trademarks, trade secrets and other intellectual property rights - Kronos has a comprehensive intellectual property protection strategy that includes obtaining, maintaining and enforcing its patents, primarily in the United States, Canada and Europe. Kronos also protects its trademark and trade secret rights and has entered into license agreements with third parties concerning various intellectual property matters. Kronos has also from time to time been involved in disputes over intellectual property.

Patents – Kronos has obtained patents and has numerous patent applications pending that cover its products and the technology used in the manufacture of its products. Kronos' patent strategy is important to it and its continuing business activities. In addition to maintaining its patent portfolio, Kronos seeks patent protection for its technical developments, principally in the United States, Canada and Europe. U.S. patents are generally in effect for 20 years from the date of filing. Kronos' U.S. patent portfolio includes patents having remaining terms ranging from one year to 20 years.

Trademarks and trade secrets – Kronos trademarks, including KRONOS®, are covered by issued and/or pending registrations, including in Canada and the United States. Kronos protects the trademarks it uses in connection with the products it manufactures and sells and has developed goodwill in connection with its long-term use of its trademarks. Kronos conducts research activities in secret and it protects the confidentiality of its trade secrets through reasonable measures, including confidentiality agreements and security procedures, including data security. Kronos relies upon unpatented proprietary knowledge and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Kronos' proprietary chloride production process is an important part of its technology and Kronos' business could be harmed if it fails to maintain confidentiality of its trade secrets used in this technology.

Regulatory and environmental matters - Kronos' operations and properties are governed by various environmental laws and regulations which are complex, change frequently and have tended to become stricter over time. These environmental laws govern, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of its employees. Certain of Kronos' operations are, or have been, engaged in the generation, storage, handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of Kronos' past and current operations and products have the potential to cause environmental or other damage. Kronos has implemented and continues to implement various policies and programs in an effort to minimize these risks. Kronos' policy is to comply with applicable environmental laws and regulations at all its facilities and to strive to improve its environmental performance and overall sustainability. It is possible that future developments, such as stricter requirements in environmental laws and enforcement policies, could adversely affect its operations, including production, handling, use, storage, transportation, sale or disposal of hazardous or toxic substances or require Kronos to make capital and other expenditures to comply, and could adversely affect its consolidated financial position and results of operations or liquidity. During 2021, Kronos was notified by government authorities in Norway that the classification of a dam at its mine facilities was changed to the highest level for Norwegian classification of dam structures. As a result, its mine operations are subject to a higher degree of oversight and regulation than existed prior to this change in classification, and Kronos has increased its capital expenditures to adapt to the higher classification standards.

Kronos has a history of identifying new ways to reduce consumption and waste by converting byproducts to co-products through its KRONOS ecochem® products. Annually Kronos updates and publishes its Safety, Environment, Energy and Quality Policy which is translated into local languages and distributed to all its employees and shared publicly via its website. Kronos has implemented rigorous procedures for incident reporting and investigation, including root cause analysis of environmental and safety incidents and near misses. Because TiO_2 production requires significant energy input, Kronos is focused on energy efficiency at all production locations. Three of its five production facilities maintain certifications to the ISO 50001:2018 Energy Management standard and all locations have local energy teams in place. These teams are responsible for maintaining ISO 50001:2018 certifications (where applicable), performing regular reviews of local energy consumption, making recommendations regarding capital projects that reduce energy consumption and associated Greenhouse Gas (GHG) emissions or enhance efficiency. When possible, Kronos looks for opportunities to partner with local government authorities through grant opportunities to reduce energy consumption and associated GHG emissions. Kronos also actively manages potential water-related risks, including flooding and water shortages. Kronos' manufacturing facilities are strategically located adjacent to sources of water, which it uses for process operations and for shipping and receiving raw materials and finished products. Water-critical processes are identified and ongoing efforts to minimize water use are incorporated into environmental planning.

Kronos' U.S. manufacturing operations are governed by federal, state and local environmental and worker health and safety laws and regulations. These include the Resource Conservation and Recovery Act, or RCRA, the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, or CERCLA, as well as the state counterparts of these statutes. Some of these laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of, and were not responsible for, such contamination. These laws also assess liability on any person who arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person. Although Kronos has not incurred and does not currently anticipate any material liabilities in connection with such environmental laws, Kronos may be required to make expenditures for environmental remediation in the future.

While the laws regulating operations of industrial facilities in Europe vary from country to country, a common regulatory framework is provided by the European Union, or the EU. Germany and Belgium are members of the EU and follow its initiatives. Norway is not a member but generally patterns its environmental regulatory actions after those of the EU.

From time to time, Kronos' facilities may be subject to environmental regulatory enforcement under U.S. and non-U.S. statutes. Typically Kronos establishes compliance programs to resolve these matters. Occasionally, Kronos may pay penalties. To date, such penalties have not involved amounts having a material adverse effect on Kronos' consolidated financial position, results of operations or liquidity. Kronos believes that all of its facilities are in substantial compliance with applicable environmental laws.

From time to time, new environmental, health and safety regulations are passed or proposed in the countries in which Kronos operates or sells its products, seeking to regulate its operations or to restrict, limit or classify TiO_2. Kronos believes that it is in substantial compliance with laws applicable to the regulation of TiO_2. However, increased regulatory scrutiny could affect consumer perception of TiO_2 or limit the marketability and demand for TiO_2 or products containing TiO_2 and increase its regulatory and compliance costs.

On October 1, 2021, EU Regulation No. 1272/2008 classifying dry TiO_2 and mixtures containing dry TiO_2 as a suspected carcinogen via inhalation went into force. Kronos' dry TiO_2 products do not meet the criteria set forth in the regulation and therefore do not require classification labels. On November 23, 2022 the Court of Justice of the European Union annulled the classification of TiO_2 as a suspected carcinogen in its entirety.

Kronos' capital expenditures related to ongoing environmental compliance, protection and improvement programs, including capital expenditures which are primarily focused on increasing operating efficiency but also result in improved environmental protection such as lower emissions from its manufacturing facilities, were $17.6 million in 2022 and are currently expected to be approximately $20 million in 2023.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Through our subsidiaries and affiliates, we seek to operate our businesses in line with sound ESG principles that include corporate governance, social responsibility, sustainability, and cybersecurity. We believe ESG means conducting operations with high standards of environmental and social responsibility, practicing exemplary ethical standards, focusing on safety as a top priority, respecting human rights and supporting our local communities, and continuously developing our employees. At their facilities, Kronos and CompX undertake various environmental sustainability programs, and promote social responsibility and volunteerism through programs designed to support and give back to the local communities in which each operates. Each of Kronos' and CompX's locations maintain site-specific safety programs and disaster response and business continuity plans. All manufacturing facilities have detailed, site-specific emergency response procedures Kronos and CompX believe adequately address regulatory compliance, vulnerability to potential hazards, emergency response and action plans, employee training, alarms and warning systems and crisis communication.

At a corporate level, Kronos and CompX engage in periodic reviews of their cybersecurity programs, including cybersecurity risk and threats. Cybersecurity programs are built on operations and compliance foundations. Operations focus on continuous detection, prevention, measurement, analysis and response to cybersecurity alerts and incidents and on emerging threats. Compliance establishes oversight of our cybersecurity programs by creating risk-based controls to protect the integrity, confidentiality, accessibility and availability of company data stored, processed, or transferred. We periodically update our board of directors on cyber-related risks and cybersecurity programs.

In an effort to align our non-employee directors' financial interests with those of our stockholders, our Board established share ownership guidelines for our non-management directors.

Kronos has taken steps to integrate ESG considerations into operating decisions with other critical business factors. Kronos biennially publishes an ESG Report, which is available on its public website. The primary purpose of its ESG Report is to describe Kronos' policies and programs in the area of ESG, including certain internal metrics and benchmarks related to various aspects of ESG. Kronos voluntarily developed these internal metrics and benchmarks, which Kronos uses to identify progress and opportunities for improvement. These metrics are not intended to be directly comparable to similar metrics utilized by other companies to track ESG performance, as the standards, methodologies and assumptions used to determine these metrics vary by company and jurisdiction.

HUMAN CAPITAL RESOURCES

Employees - We operate through our subsidiaries and affiliate and through our intercorporate services agreement with Contran (see Note 15 to our Consolidated Financial Statements). We have no direct employees. Our operating results depend in part on Kronos' and CompX's ability to successfully manage their human capital resources, including attracting, identifying and retaining key talent. Kronos and CompX each have a well-trained labor force with a substantial number of long-tenured employees. Kronos and CompX provide competitive compensation and benefits to their employees, some of which for Kronos are offered under collective bargaining agreements. In addition to salaries, these programs, which vary by country/region, can include annual bonuses, a defined benefit pension plan (for Kronos), a defined contribution plan

with employer matching opportunities, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, family care resources, employee assistance programs, and tuition assistance.

As of December 31, 2022, CompX employed 609 people, all in the United States.

As of December 31, 2022, Kronos employed the following number of people:

Europe	1,841
Canada	369
United States (1)	56
Total	2,266

(1) Excludes employees of Kronos' LPC joint venture.

CompX believes its labor relations are good at all of its facilities. Certain employees at each of Kronos' production facilities are organized by labor unions. Kronos strives to maintain good relationships with all its employees, including the unions and workers' councils representing those employees. In Europe, Kronos' union employees are covered by master collective bargaining agreements for the chemical industry that are generally renewed annually. At December 31, 2022, approximately 88% of Kronos' worldwide workforce is organized under collective bargaining agreements. Kronos did not experience any work stoppages during 2022, although it is possible that there could be future work stoppages or other labor disruptions that could materially and adversely affect its business, results of operations, financial position or liquidity.

Health and safety – Kronos and CompX believe protecting the health and safety of their workforce, customers, business partners and the natural environment are core values. Kronos and CompX are committed to maintaining a strong safety culture where all workers meet or exceed required industry performance standards and continuously seek to improve occupational and process safety performance. Kronos and CompX conduct their businesses in ways that provide all personnel with a safe and healthy work environment and have established safety and environmental programs and goals to achieve such results. Kronos and CompX expect their manufacturing facilities to produce products safely and in compliance with local regulations, policies, standards and practices intended to protect the environment and people and have established global policies designed to promote such compliance. Kronos and CompX require employees to comply with such requirements. Kronos and CompX provide their workers with the tools and training necessary to make the appropriate decisions to prevent accidents and injuries. Each of Kronos' and CompX's operating facilities develops, maintains and implements safety programs encompassing key aspects of their operations. In addition, management reviews and evaluates safety performance throughout the year.

CompX uses lost time incidents as a key measure of worker safety. CompX defines lost time incidents as work-related accidents where a worker sustains an injury that results in time away from work. CompX had lost time incidents of nil in 2020, one in 2021, and three in 2022.

Kronos monitors conditions that could lead to a safety incident and keep track of injuries through reporting systems in accordance with laws in the jurisdictions in which it operates. With this data Kronos calculates incident frequency rates to assess the quality of its safety performance. Kronos also tracks overall safety performance at the global level. Each Kronos operating location is subject to local laws and regulations that dictate what injuries are required to be recorded and reported, which may differ from location to location and result in different methods of injury rate calculation. For internal global tracking, benchmarking and identification of opportunities for improvement, Kronos collects the location specific information and applies a U.S.-based injury rate calculation to arrive at a global total frequency rate, which is expressed as the number of incidents at its operating locations per 200,000 hours. This internal safety metric may not be directly comparable to a recordable incident rate calculated under U.S. law. Kronos' global total frequency rate was 1.61 in 2020 (1.54 of the aggregate represents employees only), 1.08 in 2021(0.90 of the aggregate represents employees only) and 1.01 in 2022 (0.86 of the aggregate represents employees only).

Diversity and inclusion - We recognize that everyone deserves respect and equal treatment. Kronos and CompX embrace diversity and collaboration in their workforces and business initiatives. Kronos and CompX are equal opportunity employers and base employment decisions on merit, competence and qualifications, without regard to race, color, national origin, gender, age, religion, disability, sex, sexual orientation or other characteristics protected by applicable law in the jurisdictions in which they operate. Kronos and CompX promote a respectful, diverse and inclusive workplace in which all individuals are treated with respect and dignity.

OTHER

In addition to our 87% ownership of CompX and our 31% ownership of Kronos at December 31, 2022, we also hold certain marketable securities and other investments. See Note 5 to our Consolidated Financial Statements.

Regulatory and environmental matters - We discuss regulatory and environmental matters in the respective business sections contained elsewhere herein and in Item 3 - "Legal Proceedings." In addition, the information included in Note 16 to our Consolidated Financial Statements under the captions "Lead pigment litigation" and "Environmental matters and litigation" is incorporated herein by reference.

Insurance - We maintain insurance for our businesses and operations, with customary levels of coverage, deductibles and limits. See also Item 3 – "Legal Proceedings – Insurance coverage claims" and Note 16 to our Consolidated Financial Statements.

Business strategy - We routinely compare our liquidity requirements and alternative uses of capital against the estimated future cash flows we expect to receive from our subsidiaries and affiliates. As a result of this process, we have in the past and may in the future seek to raise additional capital, incur debt, repurchase indebtedness in the market, modify our dividend policies, consider the sale of our interests in our subsidiaries, affiliates, business, marketable securities or other assets, or take a combination of these and other steps, to increase liquidity, reduce indebtedness and fund future activities. Such activities have in the past and may in the future involve related companies. From time to time, we also evaluate the restructuring of ownership interests among our respective subsidiaries and related companies.

We and other entities that may be affiliated with Contran routinely evaluate acquisitions of interests in, or combinations with, companies, including related companies that provide strategic opportunities and synergies or that we perceive to be undervalued in the marketplace. These companies may or may not be engaged in businesses related to our current businesses. In some instances, we have actively managed the businesses acquired with a focus on maximizing return-on-investment through cost reductions, capital expenditures, improved operating efficiencies, selective marketing to address market niches, disposition of marginal operations, use of leverage and redeployment of capital to more productive assets. In other instances, we have disposed of the acquired interest in a company prior to gaining control. We intend to consider such activities in the future and may, in connection with such activities, consider issuing additional equity securities and increasing our indebtedness.

Available information - Our fiscal year ends December 31. We furnish our shareholders with annual reports containing audited financial statements. In addition, we file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Our consolidated subsidiary (CompX) and our significant equity method investee (Kronos) also file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. We also make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto available free of charge through our website at www.nl-ind.com as soon as reasonably practicable after they have been filed with the SEC. We also provide to anyone, without charge, copies of such documents upon written request. Such requests should be directed to the attention of the Corporate Secretary at our address on the cover page of this Form 10-K. Additional information, including our Audit Committee charter, our Code of Business Conduct and Ethics and our Corporate Governance Guidelines can be found on our website. Information contained on our website is not part of this Annual Report.

We are an electronic filer and the SEC maintains an internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

ITEM 1A.   RISK FACTORS

Listed below are certain risk factors associated with us and our businesses. See also certain risk factors discussed in Item 7 – "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates.*" In addition to the potential effect of these risk factors, any risk factor which could result in reduced earnings or operating losses, or reduced liquidity, could in turn adversely affect our ability to service our liabilities or pay dividends on our common stock or adversely affect the quoted market prices for our securities.

Operational Risk Factors

Demand for, and prices of, certain of Kronos' products are influenced by changing market conditions for its products, which may result in reduced earnings or in operating losses.

Kronos' sales and profitability are largely dependent on the TiO_2 industry. In 2022, 92% of Kronos' sales were attributable to sales of TiO_2. TiO_2 is used in many "quality of life" products for which demand historically has been linked to global, regional and local gross domestic product and discretionary spending, which can be negatively impacted by regional and world events or economic conditions. Such events are likely to cause a decrease in demand for Kronos' products and, as a result, may have an adverse effect on our results of operations and financial condition.

Pricing within the global TiO_2 industry over the long term is cyclical and changes in economic conditions worldwide can significantly impact Kronos' earnings and operating cash flows. Historically, the markets for many of Kronos' products have experienced alternating periods of increasing and decreasing demand. Relative changes in the selling prices for Kronos' products are one of the main factors that affect the level of its profitability. In periods of increasing demand, Kronos' selling prices and profit margins generally will tend to increase, while in periods of decreasing demand Kronos' selling prices and profit margins generally tend to decrease. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO_2 in advance of anticipated price increases or defer purchases of TiO_2 in advance of anticipated price decreases. Kronos' ability to further increase capacity without additional investment in greenfield or brownfield capacity may be limited and as a result, Kronos' profitability may become even more dependent upon the selling prices of its products.

The TiO₂ industry is concentrated and highly competitive and Kronos faces price pressures in the markets in which it operates, which may result in reduced earnings or operating losses.

The global market in which Kronos operates its business is concentrated, with the top five TiO_2 producers accounting for approximately 52% of the world's production capacity and is highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of Kronos' competitors may be able to drive down prices for Kronos' products if their costs are lower than Kronos' costs. In addition, some of Kronos' competitors' financial, technological and other resources may be greater than its resources and such competitors may be better able to withstand changes in market conditions. Kronos' competitors may be able to respond more quickly than it can to new or emerging technologies and changes in customer requirements. Further, consolidation of Kronos' competitors or customers may result in reduced demand for its products or make it more difficult for Kronos to compete with its competitors. The occurrence of any of these events could result in reduced earnings or operating losses.

CompX operates in mature and highly competitive markets, resulting in pricing pressure and the need to continuously reduce costs.

Many of the markets CompX serves are highly competitive, with a number of competitors offering similar products. CompX focuses its efforts on the middle and high-end segment of the market where it feels that it can compete due to the importance of product design, quality and durability to the customer. However, CompX's ability to effectively compete is impacted by a number of factors. The occurrence of any of these factors could result in reduced earnings or operating losses.

- Competitors may be able to drive down prices for CompX's products beyond its ability to adjust costs because their costs are lower than CompX, especially products sourced from Asia.

- Competitors' financial, technological and other resources may be greater than CompX's resources, which may enable them to more effectively withstand changes in market conditions.

- Competitors may be able to respond more quickly than CompX can to new or emerging technologies and changes in customer requirements.

- Consolidation of CompX's competitors or customers in any of the markets in which it competes may result in reduced demand for its products.

- A reduction of CompX's market share with one or more of its key customers, or a reduction in one or more of its key customers' market share for their end-use products, may reduce demand for its products.

- New competitors could emerge by modifying their existing production facilities to manufacture products that compete with CompX's products.

- CompX may not be able to sustain a cost structure that enables it to be competitive.

- Customers may no longer value CompX's product design, quality or durability over the lower cost products of its competitors.

CompX's development of innovative features for current products is critical to sustaining and growing its sales.

Historically, CompX's ability to provide value-added custom engineered products that address requirements of technology and space utilization has been a key element of its success. CompX spends a significant amount of time and effort to refine, improve and adapt its existing products for new customers and applications. Since expenditures for these types of activities are not considered research and development expense under accounting principles generally accepted in the United States of America ("GAAP"), the amount of CompX's research and development expenditures, which is not significant, is not indicative of the overall effort involved in the development of new product features. The introduction of new product features requires the coordination of the design, manufacturing and marketing of the new product features with current and potential customers. The ability to coordinate these activities with current and potential customers may be affected by factors beyond CompX's control. While CompX will continue to emphasize the introduction of innovative new product features that target customer-specific opportunities, we do not know if any new product features it introduces will achieve the same degree of success that it has achieved with its existing products. Introduction of new product features typically requires CompX to increase production volume on a timely basis while maintaining product quality. Manufacturers often encounter difficulties in increasing production volumes, including delays, quality control problems and shortages of qualified personnel or raw materials. As CompX attempts to introduce new product features in the future, we do not know if it will be able to increase production volumes without encountering these or other problems, which might negatively impact our financial condition or results of operations.

Higher costs or unavailability of CompX's raw materials could negatively impact our financial results.

Certain raw materials used in CompX's products are commodities that are subject to significant fluctuations in price in response to world-wide supply and demand as well as speculative investor activity. Zinc and brass are the principal raw materials used in the manufacture of security products. Stainless steel and aluminum are the major raw materials used in the manufacture of marine components. These raw materials are purchased from several suppliers and are generally readily available from numerous sources. CompX occasionally enters into short-term raw material supply arrangements to mitigate the impact of future increases in commodity-related raw material costs and ensure supply. Materials purchased outside of these arrangements are sometimes subject to unanticipated and sudden price increases.

Certain components used in CompX's products are manufactured by foreign suppliers located in China and elsewhere. Global economic and political conditions, including natural disasters, terrorist acts, global conflicts and public health crises such as pandemics, could prevent CompX's vendors from being able to supply these components. Should CompX's vendors not be able to meet their supply obligations or should CompX be otherwise unable to obtain necessary raw materials or components, CompX may incur higher supply costs or may be required to reduce production levels, either of which may decrease our liquidity or negatively impact our financial condition or results of operations as CompX may be unable to offset the higher costs with increases in its selling prices or reductions in other operating costs.

Higher costs or limited availability of Kronos' raw materials may reduce its earnings and decrease its liquidity. In addition, many of Kronos' raw material contracts contain fixed quantities it is required to purchase.

For Kronos, the number of sources for and availability of certain raw materials is specific to the particular geographical region in which its facilities are located. Titanium-containing feedstocks suitable for use in Kronos' TiO_2 facilities are available from a limited number of suppliers around the world. Political and economic instability or increased regulations in the countries from which Kronos purchases or mines its raw material supplies could adversely affect raw material availability. If Kronos or Kronos' worldwide vendors are unable to meet their planned or contractual obligations and Kronos was unable to obtain necessary raw materials, Kronos could incur higher costs for raw materials or may be required to reduce production levels. Kronos experienced increases in feedstock costs in 2021 and 2022, and Kronos expects feedstock costs to continue to increase in 2023. Kronos may also experience higher operating costs such as energy costs, which could affect its profitability. Kronos may not always be able to increase its selling prices to offset the impact of any higher costs or reduced production levels, which could reduce its earnings and decrease its liquidity.

Kronos has supply contracts that provide for its TiO$_2$ feedstock requirements that currently expire in 2023 and one contract that extends through 2026. While Kronos believes it will be able to renew these contracts, Kronos does not know if it will be successful in renewing them or in obtaining long-term extensions to them prior to expiration. Kronos' current agreements (including those entered into through February 2023) require it to purchase certain minimum quantities of feedstock with minimum purchase commitments aggregating approximately $1.0 billion beginning in 2023 and extending through 2026. In addition, Kronos has other long-term supply and service contracts that provide for various raw materials and services. These agreements require Kronos to purchase certain minimum quantities or services with minimum purchase commitments aggregating approximately $84 million at December 31, 2022. Kronos' commitments under these contracts could adversely affect our financial results if Kronos significantly reduces its production and was unable to modify the contractual commitments.

Our assets consist primarily of investments in our operating subsidiaries and affiliate, and we are dependent upon distributions from our subsidiaries and affiliate.

The majority of our operating cash flows are generated by our operating subsidiaries and affiliate, and our ability to service liabilities and pay dividends on our common stock depends to a large extent upon the cash dividends or other distributions we receive from our subsidiaries and affiliate. Our subsidiaries and affiliate are separate and distinct legal entities and they have no obligation, contingent or otherwise, to pay cash dividends or other distributions to us. In addition, the payment of dividends or other distributions from our subsidiaries and affiliate could be subject to restrictions under applicable law, monetary transfer restrictions, currency exchange regulations in jurisdictions in which our subsidiaries and affiliate operate or any other restrictions imposed by current or future agreements to which our subsidiaries and affiliate may be a party, including debt instruments. Events beyond our control, including changes in general business and economic conditions, could adversely impact the ability of our subsidiaries and affiliate to pay dividends or make other distributions to us. If our subsidiaries and affiliate were to become unable to make sufficient cash dividends or other distributions to us, our ability to service our liabilities and to pay dividends on our common stock could be adversely affected.

In addition, a significant portion of our assets consist of ownership interests in our subsidiaries and affiliate. If we were required to liquidate our subsidiaries' and affiliate's securities in order to generate funds to satisfy our liabilities, we may be required to sell such securities at a time or times for less than what we believe to be the long-term value of such assets.

Kronos' leverage may impair our financial condition.

Kronos has a significant amount of debt, primarily related to its Senior Notes issued in September 2017. As of December 31, 2022, Kronos' total consolidated debt was approximately $425 million. Kronos' level of debt could have important consequences to its stockholders and creditors, including:

- making it more difficult for Kronos to satisfy its obligations with respect to its liabilities;

- increasing its vulnerability to adverse general economic and industry conditions;

- requiring that a portion of its cash flows from operations be used for the payment of interest on its debt, which reduces its ability to use its cash flow to fund working capital, capital expenditures, dividends on its common stock, acquisitions or general corporate requirements;

- limiting the ability of Kronos' subsidiaries to pay dividends to it;

- limiting Kronos' ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or general corporate requirements;

- limiting Kronos' flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

- placing Kronos at a competitive disadvantage relative to other less leveraged competitors.

Indebtedness outstanding under Kronos' global revolving credit facility accrues interest at variable rates. To the extent market interest rates rise, the cost of Kronos' debt could increase, adversely affecting its financial condition, results of operations and cash flows.

In addition to Kronos' indebtedness, Kronos is party to various lease and other agreements (including feedstock purchase contracts and other long-term supply and service contracts, as discussed above) pursuant to which, along with its indebtedness, Kronos is committed to pay approximately $689 million in 2023. Kronos' ability to make payments on and refinance its debt and to fund planned capital expenditures depends on its ability to generate cash flow in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Kronos' ability to borrow funds under its revolving credit facility in the future, in some instances, will depend in part on its ability to maintain specified financial ratios and satisfy certain financial covenants contained in the applicable credit agreement.

Kronos' business may not generate cash flows from operating activities sufficient to enable it to pay its debts when they become due and to fund its other liquidity needs. As a result, Kronos may need to refinance all or a portion of its debt before maturity. Kronos may not be able to refinance any of its debt in a timely manner on favorable terms, if at all, in the current credit markets. Any inability to generate sufficient cash flows or to refinance its debt on favorable terms could have a material adverse effect on its financial condition and impact its ability to pay a dividend to us.

Legal, Compliance and Regulatory Risk Factors

We could incur significant costs related to legal and environmental matters.

We formerly manufactured lead pigments for use in paint. We and others have been named as defendants in various legal proceedings seeking damages for personal injury, property damage and governmental expenditures allegedly caused by the use of lead-based paints. These lawsuits seek recovery under a variety of theories, including public and private nuisance, negligent product design, negligent failure to warn, strict liability, breach of warranty, conspiracy/concert of action, aiding and abetting, enterprise liability, market share or risk contribution liability, intentional tort, fraud and misrepresentation, violations of state consumer protection statutes, supplier negligence and similar claims. The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and health concerns associated with the use of lead-based paints, including damages for personal injury, contribution and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs. We entered into a legal settlement in one public-nuisance lead pigment case and have recognized a material liability related to the settlement. Any additional liability we might incur in the future for these matters could be material. See also Item 3 - "Legal Proceedings - Lead pigment litigation."

Certain properties and facilities used in our former operations are the subject of litigation, administrative proceedings or investigations arising under various environmental laws. These proceedings seek cleanup costs, personal injury or property damages and/or damages for injury to natural resources. Some of these proceedings involve claims for substantial amounts. Environmental obligations are difficult to assess and estimate for numerous reasons, and we may incur costs for environmental remediation in the future in excess of amounts currently estimated. Any liability we might incur in the future could be material. See also Item 3 - "Legal Proceedings - Environmental matters and litigation."

If Kronos' or CompX's intellectual property were to be declared invalid, or copied by or become known to competitors, or if Kronos' or CompX's competitors were to develop similar or superior intellectual property or technology, their ability to compete could be adversely impacted.

Protection of intellectual property rights, including patents, trade secrets, confidential information, trademarks and tradenames, is important to Kronos' and CompX's businesses and their competitive positions. Kronos and CompX endeavor to protect their intellectual property rights in key jurisdictions in which their products are produced or used and in jurisdictions into which their products are imported. However, Kronos and CompX may be unable to obtain protection for their intellectual property in key jurisdictions. Although Kronos and CompX have applied for numerous patents and trademarks throughout the world, they may have to rely on judicial enforcement of their patents and other proprietary rights. Kronos' and CompX's patents and other intellectual property rights may be challenged, invalidated, circumvented and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against Kronos and Compx and their customers and distributors alleging their products infringe upon third-party intellectual property rights.

Although it is the practice of Kronos to enter into confidentiality agreements with its employees and third parties to protect its proprietary expertise and other trade secrets, these agreements may not provide sufficient protection for its

trade secrets or proprietary know-how, or adequate remedies for breaches of such agreements may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. Kronos also may not be able to readily detect breaches of such agreements. The failure of Kronos' patents or confidentiality agreements to protect its proprietary technology, know-how or trade secrets could result in a material loss of its competitive position, which could lead to significantly lower revenues, reduced profit margins or loss of market share.

CompX relies on patent, trademark and trade secret laws in the United States and similar laws in other countries to establish and maintain intellectual property rights in its technology and designs. Despite these measures, any of CompX's intellectual property rights could be challenged, invalidated, circumvented or misappropriated. Others may independently discover CompX's trade secrets and proprietary information, and in such cases CompX could not assert any trade secret rights against such parties. Further, CompX does not know if any of its pending trademark or patent applications will be approved. Costly and time-consuming litigation could be necessary to enforce and determine the scope of intellectual property rights. In addition, the laws of certain countries do not protect intellectual property rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, CompX may be unable to protect its technology and designs adequately against unauthorized third party use, which could adversely affect its competitive position.

Third parties may claim that CompX or its customers are infringing upon their intellectual property rights. Even if CompX believes such claims are without merit, they can be time-consuming and costly to defend and distract management's and technical staff's attention and resources. Claims of intellectual property infringement also might require CompX to redesign affected technology, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting CompX from marketing or selling certain technology. If CompX cannot or does not license the infringed technology on reasonable pricing terms or at all, or substitute similar technology from another source, our business could be adversely impacted.

If Kronos or CompX must take legal action to protect, defend or enforce intellectual property rights, any suits or proceedings could result in significant costs and diversion of resources and management's attention, and Kronos or CompX may not prevail in any such suits or proceedings. A failure to protect, defend or enforce intellectual property rights could have an adverse effect on our financial condition and results of operations.

Environmental, health and safety laws and regulations, particularly as they relate to Kronos, may result in increased regulatory scrutiny which could decrease demand for Kronos' products, increase Kronos' manufacturing and compliance costs or obligations and result in unanticipated losses which could negatively impact its financial results or limit its ability to operate its business.

From time to time, new environmental, health and safety regulations are passed or proposed in the countries in which Kronos operates or sells its products, seeking to regulate its operations or to restrict, limit or classify TiO_2, or its use. Increased regulatory scrutiny could affect consumer perception of TiO_2 or limit the marketability and demand for TiO_2 or products containing TiO_2 and increase Kronos' manufacturing and regulatory compliance obligations and costs. Increased compliance obligations and costs or restrictions on operations, raw materials and certain TiO_2 applications could negatively impact Kronos' future financial results through increased costs of production, or reduced sales which may decrease its liquidity, operating income and results of operations, which could in turn negatively impact our investment in Kronos.

Global climate change laws and regulations could negatively impact our financial results or limit Kronos' and CompX's ability to operate their businesses.

CompX operates production facilities in the United States and Kronos operates production facilities in North America and Europe. Many of Kronos' and CompX's facilities require large amounts of energy, including electricity and natural gas, in order to conduct operations. The U.S. government and various non-U.S. governmental agencies of countries in which Kronos and CompX operate have determined the consumption of energy derived from fossil fuels is a major contributor to climate change and have introduced or are contemplating regulatory changes in response to the potential impact of climate change, including laws and regulations requiring enhanced reporting (such as the Corporate Social Responsibility Directive adopted by the European Union on November 28, 2022) as well as legislation regarding carbon emission costs, GHG emissions and renewable energy targets. International treaties or agreements may also result in increasing regulation of GHG emissions, including emissions permits and/or energy taxes or the introduction of carbon emissions trading mechanisms. To date, the existing GHG laws and regulations in effect in the various countries in which

Kronos or CompX operates have not had a material adverse effect on financial results. Until the timing, scope and extent of any new or future regulation becomes known, we cannot predict the effect on Kronos' or CompX's business, results of operations or financial condition. However, if further GHG laws and regulations were to be enacted in one or more countries, it could negatively impact Kronos or CompX future results of operations through increased costs of production, particularly as it relates to their energy requirements or their need to obtain emissions permits. If such increased costs of production were to materialize, Kronos or CompX may be unable to pass price increases on to their customers to compensate for increased production costs, which may decrease their liquidity, operating income and results of operations. In addition, any adopted future laws and regulations focused on climate change and/or GHG emissions could negatively impact Kronos' or CompX's ability (or that of its customers and suppliers) to compete with companies situated in areas not subject to such laws and regulations.

General Risk Factors

Kronos' operating as a global business presents risks associated with global and regional economic, political, and regulatory environments.

Kronos has significant international operations which, along with its customers and suppliers, could be substantially affected by a number of risks arising from operating a multi-national business, including trade barriers, tariffs, economic sanctions, exchange controls, global and regional economic downturns, natural disasters, terrorism, armed conflict (such as the current conflict between Russia and Ukraine), health crises (such as COVID-19) and political conditions. Kronos may encounter difficulties enforcing agreements or other legal rights and the effective tax rate may fluctuate based on the variability of geographic earnings and statutory tax rates. TiO_2 production requires significant energy input, and economic sanctions or supply disruptions resulting from armed conflict could lead to additional volatility in global energy prices and energy supply disruptions. These risks, individually or in the aggregate, could have an adverse effect on Kronos' results of operations and financial condition.

Technology failures or cybersecurity breaches could have a material adverse effect on our operations.

Kronos and CompX rely on integrated information technology systems to manage, process and analyze data, including to facilitate the manufacture and distribution of their products to and from their plants, receive, process and ship orders, manage the billing of and collections from their customers and manage payments to vendors. Although Kronos and CompX have systems and procedures in place to protect information technology systems, there can be no assurance that such systems and procedures would be sufficiently effective. Therefore, any of Kronos' and CompX's information technology systems may be susceptible to outages, disruptions or destruction from power outages, telecommunications failures, employee error, cybersecurity breaches or attacks and other similar events. This could result in a disruption of Kronos' or CompX's business operations, injury to people, harm to the environment or their assets, and/or the inability to access their information technology systems and could adversely affect our results of operations and financial condition. Kronos and CompX have in the past experienced, and expect to continue to experience, cyber-attacks, including phishing and other attempts to breach, or gain unauthorized access to, their systems, and vulnerabilities introduced into their systems by trusted third-party vendors who have experienced cyber-attacks. To date Kronos and CompX have not suffered breaches in their systems, either directly or through a trusted third-party vendor, which have led to material losses. Due to the increase in global cybersecurity incidents it has become increasingly difficult to obtain insurance coverage on reasonable pricing terms to mitigate some risks associated with technology failures or cybersecurity breaches, and Kronos and CompX are experiencing such difficulties in obtaining insurance coverage.

Physical impacts of climate change could have a material adverse effect on Kronos' or CompX's costs and operations.

Climate change may increase both the frequency and severity of extreme weather conditions and natural disasters, such as hurricanes, thunderstorms, tornadoes, drought and snow or ice storms. Extreme weather conditions may increase our costs or cause damage to Kronos' or CompX's facilities, and any damage resulting from extreme weather may not be fully insured. Climate change has also been associated with rising sea levels and many of Kronos' facilities are located near coastal areas or waterways where rising sea levels or flooding could disrupt its operations or adversely impact its facilities. Furthermore, periods of extended inclement weather or associated droughts or flooding may inhibit Kronos' or CompX's facility operations and delay or hinder shipments of products to customers. Any such events could have a material adverse effect on Kronos' or CompX's costs or results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None

ITEM 2.   PROPERTIES

Our principal executive offices are located in an office building located at 5430 LBJ Freeway, Dallas, Texas, 75240-2620. The principal properties used in the operations of our subsidiaries and affiliates, including certain risks and uncertainties related thereto, are described in the applicable business sections of Item 1 – "Business." We believe that our facilities are generally adequate and suitable for our respective uses.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in various legal proceedings. In addition to information that is included below, we have included certain of the information required for this Item in Note 16 to our Consolidated Financial Statements, and we are incorporating that information here by reference.

Lead pigment litigation

Our former operations included the manufacture of lead pigments for use in paint and lead-based paint. We, other former manufacturers of lead pigments for use in paint and lead-based paint (together, the "former pigment manufacturers"), and the Lead Industries Association (LIA), which discontinued business operations in 2002, have been named as defendants in various legal proceedings seeking damages for personal injury, property damage and governmental expenditures allegedly caused by the use of lead-based paints. Certain of these actions have been filed by or on behalf of states, counties, cities or their public housing authorities and school districts, and certain others have been asserted as class actions. These lawsuits seek recovery under a variety of theories, including public and private nuisance, negligent product design, negligent failure to warn, strict liability, breach of warranty, conspiracy/concert of action, aiding and abetting, enterprise liability, market share or risk contribution liability, intentional tort, fraud and misrepresentation, violations of state consumer protection statutes, supplier negligence and similar claims.

The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and health concerns associated with the use of lead-based paints, including damages for personal injury, contribution and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs. To the extent the plaintiffs seek compensatory or punitive damages in these actions, such damages are generally unspecified. In some cases, the damages are unspecified pursuant to the requirements of applicable state law. A number of cases are inactive or have been dismissed or withdrawn. Most of the remaining cases are in various pre-trial stages. Some are on appeal following dismissal or summary judgment rulings or a trial verdict in favor of either the defendants or the plaintiffs.

We believe these actions are without merit, and we intend to continue to deny all allegations of wrongdoing and liability and to defend against all actions vigorously. We do not believe it is probable we have incurred any liability with respect to pending lead pigment litigation cases to which we are a party, and with respect to all such lead pigment litigation cases to which we are a party, we believe liability to us that may result, if any, in this regard cannot be reasonably estimated, because:

- we have never settled any of the market share, intentional tort, fraud, nuisance, supplier negligence, breach of warranty, conspiracy, misrepresentation, aiding and abetting, enterprise liability, or statutory cases (other than the Santa Clara case discussed below),
- no final, non-appealable adverse judgments have ever been entered against us, and
- we have never ultimately been found liable with respect to any such litigation matters, including over 100 cases over a thirty-year period for which we were previously a party and for which we have been dismissed without any finding of liability.

Accordingly, we have not accrued any amounts for any of the pending lead pigment and lead-based paint litigation cases filed by or on behalf of states, counties, cities or their public housing authorities and school districts, or those asserted as class actions. In addition, we have determined that liability to us which may result, if any, cannot be reasonably estimated at this time because there is no prior history of a loss of this nature on which an estimate could be made and there is no substantive information available upon which an estimate could be based.

In the matter titled *County of Santa Clara v. Atlantic Richfield Company, et al.* (Superior Court of the State of California, County of Santa Clara, Case No. 1-00-CV-788657) on July 24, 2019, an order approving a global settlement agreement entered into among all of the plaintiffs and the three defendants remaining in the case (the Sherwin Williams Company, ConAgra Grocery Products and us) was entered by the court and the case was dismissed with prejudice. The global settlement agreement provides that an aggregate $305 million will be paid collectively by the three co-defendants in full satisfaction of all claims resulting in a dismissal of the case with prejudice and the resolution of (i) all pending and future claims by the plaintiffs in the case, and (ii) all potential claims for contribution or indemnity between us and our co-defendants in respect to the case. In the agreement, we expressly deny any and all liability and the dismissal of the case with prejudice was entered by the court without a final judgment of liability entered against us. The settlement agreement fully concludes this matter.

Under the terms of the global settlement agreement, each defendant must pay an aggregate $101.7 million to the plaintiffs as follows: $25.0 million within sixty days of the court's approval of the settlement and dismissal of the case, and the remaining $76.7 million in six annual installments beginning on the first anniversary of the initial payment ($12.0 million for the first five installments and $16.7 million for the sixth installment). Our sixth installment will be made with funds already on deposit at the court, which is included in noncurrent restricted cash on our Consolidated Balance Sheets, that are committed to the settlement, including all accrued interest at the date of payment, with any remaining balance to be paid by us (and any amounts on deposit in excess of the final payment would be returned to us). Pursuant to the settlement agreement, we placed an additional $9.0 million into an escrow account which is included in noncurrent restricted cash on our Consolidated Balance Sheets.

For financial reporting purposes, using a discount rate of 1.9% per annum, we discounted the aggregate $101.7 million settlement to the estimated net present value of $96.3 million. We made the initial $25.0 million payment in September 2019 and the first, second and third annual installment payments of $12.0 million each in September 2020, 2021 and 2022. We recognized an aggregate of $1.3 million, $1.1 million and $.9 million of accretion expense in 2020, 2021, and 2022 respectively.

In November 2018, NL was served with two complaints filed by county governments in Pennsylvania. Each county alleges that NL and several other defendants created a public nuisance by selling and promoting lead-containing paints and pigments in the counties. The plaintiffs seek abatement and declaratory relief. We believe these lawsuits are inconsistent with Pennsylvania law and without merit, and we intend to defend ourselves vigorously. In February 2022, the Pennsylvania Commonwealth Court entered orders staying all proceedings in the trial courts and granting defendants' request for an interlocutory appeal of earlier trial court rulings allowing the cases to proceed. The stay will remain in place until defendants' appeals are resolved.

New cases may continue to be filed against us. We do not know if NL will incur liability in the future in respect of any of the pending or possible litigation in view of the inherent uncertainties involved in court and jury rulings. In the future, if new information regarding such matters becomes available to us (such as a final, non-appealable adverse verdict against us or otherwise ultimately being found liable with respect to such matters), at that time we would consider such information in evaluating any remaining cases then-pending against us as to whether it might then have become probable we have incurred liability with respect to these matters, and whether such liability, if any, could have become reasonably estimable. The resolution of any of these cases could result in the recognition of a loss contingency accrual that could have a material adverse impact on our net income for the interim or annual period during which such liability is recognized and a material adverse impact on our consolidated financial condition and liquidity.

Environmental matters and litigation

Certain properties and facilities used in our former operations, including divested primary and secondary lead smelters and former mining locations, are the subject of civil litigation, administrative proceedings or investigations arising under federal and state environmental laws and common law. Additionally, in connection with past operating practices, we are currently involved as a defendant, potentially responsible party (PRP) or both, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act (CERCLA), and similar state laws in various governmental and private actions associated with waste disposal sites, mining locations, and facilities that we or our predecessors, our subsidiaries or their predecessors currently or previously owned, operated or used, certain of which are on the United States Environmental Protection Agency's (EPA) Superfund National Priorities List or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage and/or damages for injury to natural resources. Certain of these proceedings involve claims for

substantial amounts. Although we may be jointly and severally liable for these costs, in most cases we are only one of a number of PRPs who may also be jointly and severally liable, and among whom costs may be shared or allocated. In addition, we are occasionally named as a party in a number of personal injury lawsuits filed in various jurisdictions alleging claims related to environmental conditions alleged to have resulted from our operations.

Obligations associated with environmental remediation and related matters are difficult to assess and estimate for numerous reasons including the:

- complexity and differing interpretations of governmental regulations,

- number of PRPs and their ability or willingness to fund such allocation of costs,

- financial capabilities of the PRPs and the allocation of costs among them,

- solvency of other PRPs,

- multiplicity of possible solutions,

- number of years of investigatory, remedial and monitoring activity required,

- uncertainty over the extent, if any, to which our former operations might have contributed to the conditions allegedly giving rise to such personal injury, property damage, natural resource and related claims, and

- number of years between former operations and notice of claims and lack of information and documents about the former operations.

In addition, the imposition of more stringent standards or requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of costs among PRPs, solvency of other PRPs, the results of future testing and analysis undertaken with respect to certain sites or a determination that we are potentially responsible for the release of hazardous substances at other sites, could cause our expenditures to exceed our current estimates. Actual costs could exceed accrued amounts or the upper end of the range for sites for which estimates have been made, and costs may be incurred for sites where no estimates presently can be made. Further, additional environmental and related matters may arise in the future. If we were to incur any future liability, this could have a material adverse effect on our consolidated financial statements, results of operations and liquidity.

We record liabilities related to environmental remediation and related matters (including costs associated with damages for personal injury or property damage and/or damages for injury to natural resources) when estimated future expenditures are probable and reasonably estimable. We adjust such accruals as further information becomes available to us or as circumstances change. Unless the amounts and timing of such estimated future expenditures are fixed and reasonably determinable, we generally do not discount estimated future expenditures to their present value due to the uncertainty of the timing of the payout. We recognize recoveries of costs from other parties, if any, as assets when their receipt is deemed probable. At December 31, 2021 and December 31, 2022, we had not recognized any receivables for recoveries.

We do not know and cannot estimate the exact time frame over which we will make payments for our accrued environmental and related costs. The timing of payments depends upon a number of factors, including but not limited to the timing of the actual remediation process; which in turn depends on factors outside of our control. At each balance sheet date, we estimate the amount of our accrued environmental and related costs which we expect to pay within the next twelve months, and we classify this estimate as a current liability. We classify the remaining accrued environmental costs as a noncurrent liability.

On a quarterly basis, we evaluate the potential range of our liability for environmental remediation and related costs at sites where we have been named as a PRP or defendant, including sites for which our wholly-owned environmental management subsidiary, NL Environmental Management Services, Inc., (EMS), has contractually assumed our obligations. At December 31, 2022, we had accrued approximately $92 million related to approximately 33 sites associated with remediation and related matters we believe are at the present time and/or in their current phase reasonably estimable. The upper end of the range of reasonably possible costs to us for remediation and related matters for which we believe it is possible to estimate costs is approximately $119 million, including the amount currently accrued. These accruals have not been discounted to present value.

We believe it is not reasonably possible to estimate the range of costs for certain sites. At December 31, 2022, there were approximately five sites for which we are not currently able to reasonably estimate a range of costs. For these sites, generally the investigation is in the early stages, and we are unable to determine whether or not we actually had any association with the site, the nature of our responsibility, if any, for the contamination at the site, if any, and the extent of contamination at and cost to remediate the site. The timing and availability of information on these sites is dependent on events outside of our control, such as when the party alleging liability provides information to us. At certain of these previously inactive sites, we have received general and special notices of liability from the EPA and/or state agencies alleging that we, sometimes with other PRPs, are liable for past and future costs of remediating environmental contamination allegedly caused by former operations. These notifications may assert that we, along with any other alleged PRPs, are liable for past and/or future clean-up costs. As further information becomes available to us for any of these sites, which would allow us to estimate a range of costs, we would at that time adjust our accruals. Any such adjustment could result in the recognition of an accrual that would have a material effect on our consolidated financial statements, results of operations and liquidity.

In June 2008, we received a Directive and Notice to Insurers from the New Jersey Department of Environmental Protection (NJDEP) regarding the Margaret's Creek site in Old Bridge Township, New Jersey. NJDEP alleged that a waste hauler transported waste from one of our former facilities for disposal at the site in the early 1970s. NJDEP referred the site to the EPA, and in November 2009, the EPA added the site to the National Priorities List under the name "Raritan Bay Slag Site." In 2012, EPA notified NL of its potential liability at this site. In May 2013, EPA issued its Record of Decision for the site. In June 2013, NL filed a contribution suit under CERCLA and the New Jersey Spill Act titled *NL Industries, Inc. v. Old Bridge Township, et al*. (United States District Court for the District of New Jersey, Civil Action No. 3:13-cv-03493-MAS-TJB) against the current owner, Old Bridge Township, and several federal and state entities NL alleges designed and operated the site and who have significant potential liability as compared to NL which is alleged to have been a potential source of material placed at the site by others. NL's suit also names certain former NL customers of the former NL facility alleged to be the source of some of the materials. In January 2014, EPA issued a Unilateral Administrative Order (UAO) to NL for clean-up of the site based on the EPA's preferred remedy set forth in the Record of Decision. NL has denied liability and will defend vigorously against all claims while continuing to seek contribution from other PRPs.

In August 2009, we were served with a complaint in *Raritan Baykeeper, Inc. d/b/a NY/NJ Baykeeper et al. v. NL Industries, Inc. et al.* (United States District Court, District of New Jersey, Case No. 3:09-cv-04117). This is a citizen's suit filed by two local environmental groups pursuant to the Resource Conservation and Recovery Act and the Clean Water Act against NL, current owners, developers and state and local government entities. The complaint alleges that hazardous substances were and continue to be discharged from our former Sayreville, New Jersey property into the sediments of the adjacent Raritan River. The former Sayreville site is currently being remediated by owner/developer parties under the oversight of the NJDEP. The plaintiffs seek a declaratory judgment, injunctive relief, imposition of civil penalties and an award of costs. In June 2022, NL received a letter from the NJDEP informing NL that remediation of contaminated sites upriver of the former Sayreville site had progressed to the point that it was now appropriate for NL to resume investigating the sediments adjacent to the Sayreville site. NL informed the NJDEP by letter that it would resume that investigation. The lawsuit remains pending. NL continues to deny liability and will defend vigorously against all claims.

In June 2011, we were served in *ASARCO LLC v. NL Industries, Inc., et al.* (United States District Court, Western District of Missouri, Case No. 4:11-cv-00138-DGK). The plaintiff brought this CERCLA contribution action against several defendants to recover a portion of the amount it paid in settlement with the U.S. Government during its Chapter 11 bankruptcy in relation to the Tar Creek site, the Cherokee County Superfund Site in southeast Kansas, the Oronogo-Duenweg Lead Mining Belt Superfund Site in Jasper County, Missouri and the Newton County Mine Tailing Site in Newton County, Missouri. We have denied liability and will defend vigorously against all of the claims. In the second quarter of 2012, NL filed a motion to stay the case. In the first quarter of 2013, NL's motion was granted and the court entered an indefinite stay, which remains in place.

In September 2011, we were served in *ASARCO LLC v. NL Industries, Inc., et al.* (United States District Court, Eastern District of Missouri, Case No. 4:11-cv-00864). The plaintiff brought this CERCLA contribution action against several defendants to recover a portion of the amount it paid in settlement with the U.S. Government during its Chapter 11 bankruptcy in relation to the Southeast Missouri Mining District. We have denied liability and will defend vigorously against all of the claims. In May 2015, the trial court on its own motion entered an indefinite stay of the litigation, which remains in place.

In July 2012, we were served in *EPEC Polymers, Inc., v. NL Industries, Inc.*, (United States District Court for the District of New Jersey, Case 3:12-cv-03842-PGS-TJB). The plaintiff, a landowner of property located across the Raritan River from our former Sayreville, New Jersey operation, claims that contaminants from NL's former Sayreville operation came to be located on its land. The complaint seeks compensatory and punitive damages and alleges, among other things, trespass, private nuisance, negligence, strict liability, and claims under CERCLA and the New Jersey Spill Act. We have denied liability and will defend vigorously against all of the claims.

In September 2013, EPA issued to NL and 34 other PRPs general notice of potential liability and a demand for payment of past costs and performance of a Remedial Design for the Gowanus Canal Superfund Site in Brooklyn, New York. In March 2014, EPA issued a UAO to NL and approximately 27 other PRPs for performance of the Remedial Design at the site. EPA contends that NL is liable as the alleged successor to the Doehler Die Casting Company, and therefore responsible for any potential contamination at the site resulting from Doehler's ownership/operation of a warehouse and a die casting plant it owned 90 years ago. In April 2019, EPA issued a second UAO to NL and approximately 27 other PRPs for performance of certain work related to the Remedial Design at the site. NL believes that it has no liability at the site. NL is currently in discussions with EPA regarding a *de minimis* settlement and is otherwise taking actions necessary to respond to the UAO. If these discussions are unsuccessful, NL will continue to deny liability and will defend vigorously against all of the claims.

In January 2020, we were sued in *Atlantic Richfield, Co. v. NL Industries, Inc.*, (United States District Court for the District of Colorado, Case 1:20-cv-00234). This is a CERCLA cost recovery action brought by a past owner and operator of certain mining properties located in Rico, Colorado. We have denied liability and will defend vigorously against all claims.

In December 2020, NL and several other defendants were sued in *California Department of Toxic Substances v. NL Industries, Inc.*, (United States District Court for the Central District of California, Case 2:20-cv-11293). This complaint by a California state agency asserts claims under CERCLA, a state environmental statute, and the common law relating to lead contamination allegedly connected to a secondary lead smelter located in Vernon, California. In October 2022, the trial court issued an order finding that NL and the other defendants are not liable under CERCLA for lead contamination in residential neighborhoods surrounding, but at a distance from, the former secondary lead smelter. The case will continue with regard to the former smelter property and an adjacent industrial area. We have denied liability and will continue to defend vigorously against all claims.

Other litigation

We have been named as a defendant in various lawsuits in several jurisdictions, alleging personal injuries as a result of occupational exposure primarily to products manufactured by our former operations containing asbestos, silica and/or mixed dust. In addition, some plaintiffs allege exposure to asbestos from working in various facilities previously owned and/or operated by us. There are 109 of these types of cases pending, involving a total of approximately 583 plaintiffs. In addition, the claims of approximately 8,715 plaintiffs have been administratively dismissed or placed on the inactive docket in Ohio state courts. We do not expect these claims will be re-opened unless the plaintiffs meet the courts' medical criteria for asbestos-related claims. We have not accrued any amounts for this litigation because of the uncertainty of liability and inability to reasonably estimate the liability, if any. To date, we have not been adjudicated liable in any of these matters.

Based on information available to us, including:

- facts concerning historical operations,

- the rate of new claims,

- the number of claims from which we have been dismissed, and

- our prior experience in the defense of these matters,

we believe the range of reasonably possible outcomes of these matters will be consistent with our historical costs (which are not material). Furthermore, we do not expect any reasonably possible outcome would involve amounts material to our consolidated financial position, results of operations or liquidity. We have sought and will continue to vigorously seek, dismissal and/or a finding of no liability from each claim. In addition, from time to time, we have received notices

regarding asbestos or silica claims purporting to be brought against former subsidiaries, including notices provided to insurers with which we have entered into settlements extinguishing certain insurance policies. These insurers may seek indemnification from us.

In addition to the matters described above, we and our affiliates are also involved in various other environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to present and former businesses. In certain cases, we have insurance coverage for these items, although we do not expect additional material insurance coverage for environmental matters. We currently believe that the disposition of all of these various other claims and disputes (including asbestos-related claims), individually or in the aggregate, should not have a material adverse effect on our consolidated financial position, results of operations or liquidity beyond the accruals already provided.

Insurance coverage claims

We are involved in certain legal proceedings with a number of our former insurance carriers regarding the nature and extent of the carriers' obligations to us under insurance policies with respect to certain lead pigment and asbestos lawsuits. The issue of whether insurance coverage for defense costs or indemnity or both will be found to exist for our lead pigment and asbestos litigation depends upon a variety of factors and we cannot assure you that such insurance coverage will be available.

We have agreements with certain of our former insurance carriers pursuant to which the carriers reimburse us for a portion of our future lead pigment litigation defense costs, and one such carrier reimburses us for a portion of our future asbestos litigation defense costs. We are not able to determine how much we will ultimately recover from these carriers for defense costs incurred by us because of certain issues that arise regarding which defense costs qualify for reimbursement. While we continue to seek additional insurance recoveries, we do not know if we will be successful in obtaining reimbursement for either defense costs or indemnity. Accordingly, we recognize insurance recoveries in income only when receipt of the recovery is probable and we are able to reasonably estimate the amount of the recovery.

In January 2014, we were served with a complaint in *Certain Underwriters at Lloyds, London, et al v. NL Industries, Inc.* (Supreme Court of the State of New York, County of New York, Index No. 14/650103). The plaintiff, a former insurance carrier of ours, is seeking a declaratory judgment of its obligations to us under insurance policies issued to us by the plaintiff with respect to certain lead pigment lawsuits. Other insurers have been added as parties to the case and have also sought a declaratory judgment regarding their obligations under certain insurance policies. NL has filed a counterclaim seeking a declaratory judgment that all of the insurers are obligated to provide NL with certain coverage and seeking damages for breach of contract. In December 2020, the trial court denied the insurers' motion for summary judgment, finding that the arguments raised by the insurers did not bar NL from coverage under the relevant policies. We continue to believe the insurers' claims are without merit and we intend to defend NL's rights and prosecute NL's claims in this action vigorously.

We have settled insurance coverage claims concerning environmental claims with certain of our principal former insurance carriers. We do not expect further material settlements relating to environmental remediation coverage.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

Our common stock is listed and traded on the New York Stock Exchange (NYSE: NL). As of February 28, 2023, there were approximately 1,574 holders of record of our common stock.

Performance graph

Set forth below is a table and line graph comparing the yearly change in our cumulative total stockholder return on our common stock against the cumulative total return of the S&P 500 Composite Stock Price Index and the S&P 500 Industrial Conglomerates Index for the period from December 31, 2017 through December 31, 2022. The graph shows the value at December 31 of each year assuming an original investment of $100 at December 31, 2017 and the reinvestment of dividends.

	December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
NL common stock	$ 100	$ 25	$ 27	$ 35	$ 56	$ 56
S&P 500 Composite Stock Index	100	96	126	149	192	157
S&P 500 Industrial Conglomerates Index	100	73	91	101	106	97



The information contained in the performance graph shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act, except to the extent we specifically request that the material be treated as soliciting material or specifically incorporate this performance graph by reference into a document filed under the Securities Act or the Securities Exchange Act.

Equity compensation plan information

We have an equity compensation plan, which was approved by our shareholders, pursuant to which an aggregate of 200,000 shares of our common stock can be awarded to members of our board of directors. At December 31, 2022, 51,150 shares are available for award under this plan. See Note 14 to our Consolidated Financial Statements.

ITEM 6.   **RESERVED**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

RESULTS OF OPERATIONS

Business overview

We are primarily a holding company. We operate in the component products industry through our majority-owned subsidiary, CompX International Inc. We also own a noncontrolling interest in Kronos Worldwide, Inc. Both CompX (NYSE American: CIX) and Kronos (NYSE: KRO) file periodic reports with the SEC.

CompX is a leading manufacturer of engineered components utilized in a variety of applications and industries. Through its Security Products operations, CompX manufactures mechanical and electronic cabinet locks and other locking mechanisms used in postal, recreational transportation, office and institutional furniture, cabinetry, tool storage and healthcare applications. CompX also manufactures wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls, trim tabs and related hardware and accessories for the recreational marine and other industries through its Marine Components operations.

We account for our 31% non-controlling interest in Kronos by the equity method. Kronos is a leading global producer and marketer of value-added titanium dioxide pigments. TiO_2 is used for a variety of manufacturing applications including coatings, plastics, paper and other industrial products.

Net income overview

Our net income attributable to NL stockholders was $33.8 million, or $.69 per share, in 2022 compared to net income of $51.2 million, or $1.05 per share, in 2021 and net income of $14.7 million, or $.30 per share, in 2020.

As more fully described below, the decrease in our earnings per share attributable to NL stockholders from 2021 to 2022 is primarily due to the net effects of:

- an unrealized loss in the relative value of marketable equity securities of $8.1 million in 2022 compared to a gain of $16.2 million in 2021,

- higher income from operations attributable to CompX of $4.9 million in 2022, and

- equity in earnings from Kronos in 2022 of $31.9 million compared to $34.3 million in 2021.

Our 2022 net income per share attributable to NL stockholders includes income of $.01 per share, recognized in the third quarter, related to Kronos' business interruption insurance claim arising from Hurricane Laura in 2020.

As more fully described below, the increase in our earnings per share attributable to NL stockholders from 2020 to 2021 is primarily due to the effects of:

- an unrealized gain in the relative value of marketable equity securities of $16.2 million in 2021 compared to a loss of $8.7 million in 2020,

- equity in earnings from Kronos in 2021 of $34.3 million compared to $19.4 million in 2020, and

- higher income from operations attributable to CompX of $8.7 million in 2021.

Outlook

Excluding any potential effects from changes in the relative value of marketable equity securities, we currently expect our net income attributable to NL stockholders in 2023 to be lower than 2022 primarily due to lower expected income from operations attributable to CompX, lower equity in earnings from Kronos, higher litigation fees and related costs and higher environmental remediation and related costs.

Income from operations

The following table shows the components of our income from operations.

	Years ended December 31,			% Change	
	2020	**2021**	**2022**	**2020-21**	**2021-22**
	(Dollars in millions)				
CompX	$ 11.8	$ 20.5	$ **25.4**	74 %	**24 %**
Corporate expense	(9.4)	(10.0)	**(11.7)**	6	**17**
Income from operations	$ 2.4	$ 10.5	$ **13.7**	345	**31**

The following table shows the components of our income before income taxes exclusive of our income from operations.

	Years ended December 31,			% Change	
	2020	**2021**	**2022**	**2020-21**	**2021-22**
	(Dollars in millions)				
Equity in earnings of Kronos	$ 19.4	$ 34.3	$ **31.9**	77 %	**(7)%**
Marketable equity securities unrealized gain (loss)	(8.7)	16.2	**(8.1)**	287	**(150)**
Other components of net periodic pension and OPEB cost	(.8)	(.6)	**(1.1)**	(15)	**71**
Interest and dividend income	2.6	1.6	**3.8**	(38)	**137**
Interest expense	(1.3)	(1.1)	**(1.0)**	(15)	**(18)**

CompX International Inc.

	Years ended December 31,			% Change	
	2020	**2021**	**2022**	**2020-21**	**2021-22**
	(Dollars in millions)				
Net sales	$ 114.5	$ 140.8	$ **166.6**	23 %	**18 %**
Cost of sales	81.7	98.1	**117.8**	20	**20**
Gross margin	32.8	42.7	**48.8**	30	**14**
Operating costs and expenses	21.0	22.2	**23.4**	6	**5**
Income from operations	$ 11.8	$ 20.5	$ **25.4**	74	**24**
Percentage of net sales:					
Cost of sales	71.3 %	69.7 %	**70.7 %**		
Gross margin	28.7	30.3	**29.3**		
Operating costs and expenses	18.4	15.8	**14.0**		
Income from operations	10.3	14.6	**15.3**		

Net sales – CompX's net sales increased approximately $25.8 million in 2022 compared to 2021 primarily due to higher Marine Component sales primarily to the towboat market and, to a lesser extent, higher Security Products sales across a variety of markets.

Net sales increased approximately $26.3 million in 2021 compared to 2020 primarily due to higher sales at both CompX business units, particularly in the second quarter of 2021, as many of CompX's customers were temporarily closed or reduced production during the second quarter of 2020 due to government ordered closures or reduced demand resulting

from the COVID-19 pandemic. Beginning in the third quarter of 2020 and continuing through 2021, Marine Components sales exceeded pre-pandemic levels. Security Products sales generally improved since third quarter of 2020 but did not recover to pre-pandemic levels until the second quarter of 2021 when sales improved in markets that had been slower to recover from the COVID-19 pandemic, particularly sales to distributors and the office furniture market.

Cost of sales and gross margin - Cost of sales increased in 2022 compared to 2021 primarily due to the effects of higher sales, as well as increased production costs at both of CompX's business units. Gross margin as a percentage of sales decreased over the same period primarily due to the decrease in CompX's Security Products gross margin percentage.

Cost of sales increased in 2021 compared to 2020 primarily due to the effects of higher sales, as well as increased production costs at both of CompX's business units. Gross margin as a percentage of sales increased over the same period due to the increase in CompX's Security Products gross margin percentage partially offset by the decrease in CompX's Marine Components gross margin percentage.

Operating costs and expenses - Operating costs and expenses consist primarily of sales and administrative-related personnel costs, sales commissions and advertising expenses directly related to product sales and administrative costs relating to CompX's businesses and its corporate management activities, as well as gains and losses on property and equipment. Operating costs and expenses increased in 2022 compared to 2021 predominantly due to higher salary and employment related costs which increased by $.7 million. As a percentage of sales, operating costs and expenses decreased in 2022 compared to 2021 primarily due to the effect of higher sales.

Operating costs and expenses increased in 2021 compared to 2020 predominantly due to higher salary and benefit costs which increased by $.9 million. As a percentage of sales, operating costs and expenses decreased in 2021 compared to 2020 primarily due to the effect of higher sales.

Income from operations - As a percentage of net sales, operating income increased in 2022 compared to 2021 and increased in 2021 compared to 2020. Operating margins were primarily impacted by the factors impacting net sales, cost of sales, gross margin and operating costs discussed above.

General - CompX's profitability primarily depends on its ability to utilize production capacity effectively, which is affected by, among other things, the demand for its products and its ability to control manufacturing costs, primarily comprised of labor costs and materials. The materials used in its products consist of purchased components and raw materials some of which are subject to fluctuations in the commodity markets such as zinc, brass and stainless steel. Total material costs represented approximately 47% of CompX's cost of sales in 2022, with commodity-related raw materials accounting for approximately 17% of cost of sales. Prices for the primary commodity-related raw materials used in the manufacture of its locking mechanisms, primarily zinc and brass, generally increased throughout 2021 and the first half of 2022. Prices began to stabilize in the latter half of 2022, although at elevated levels. The prices for stainless steel, the primary raw material used for the manufacture of marine exhaust headers and pipes and wake enhancement systems, experienced significant volatility during 2021 and 2022. Based on current economic conditions, CompX expects the prices for its primary commodity-related raw materials and other manufacturing materials in 2023 to be relatively stable, although at the elevated levels it experienced in the second half of 2022.

CompX occasionally enters into short-term commodity-related raw material supply arrangements to mitigate the impact of future increases in commodity related raw material costs. See Item 1 - "Business- Raw Materials."

Results by reporting unit

The key performance indicator for CompX's reporting units is the level of their income from operations (see discussion below).

	Years ended December 31,			% Change	
	2020	2021	2022	2020-21	2021-22
	(Dollars in millions)				
Security Products:					
Net sales	$ 87.9	$ 105.1	$ 114.5	20 %	9 %
Cost of sales	62.1	71.5	79.1	15	11
Gross margin	25.8	33.6	35.4	30	5
Operating costs and expenses	10.9	12.0	12.7	11	5
Operating income	$ 14.9	$ 21.6	$ 22.7	45	5
Gross margin	29.4 %	32.0 %	31.0 %		
Operating income margin	17.0	20.6	19.9		

Security Products - Security Products net sales increased 9% to $114.5 million in 2022 compared to $105.1 million in 2021 due to increased sales across a variety of markets. Relative to prior year, sales were $3.8 million higher to the government security market, $1.8 million higher to the office furniture market, $1.5 million higher to distributors, $1.0 million higher to the tool storage market, and $.9 million higher to the gas station security market. Gross margin as a percentage of net sales for 2022 decreased as compared to 2021 primarily due to higher cost of sales, most significantly in the third and fourth quarters of 2022, as price increases and surcharges did not fully offset higher cost inventory sold in the latter half of the year. Operating income margin decreased for 2022 compared to 2021 primarily due to the factors impacting gross margin, as well as increased operating costs and expenses, resulting from higher salaries and employment related costs, partially offset by increased coverage of operating costs and expenses from higher sales.

Security Products net sales increased 20% to $105.1 million in 2021 compared to $87.9 million in 2020 when it experienced reduced demand across a variety of markets due to the COVID-19 pandemic. Relative to prior year, sales were $7.2 million higher to the government security market, $4.9 million higher to the transportation market, and $2.0 million higher to distribution customers. Gross margin as a percentage of net sales for 2021 increased as compared to 2020 due to increased coverage of fixed costs from higher sales, partially offset by higher production costs including increased raw materials costs across a variety of commodities and component inputs, higher shipping costs, and increased labor costs primarily due to higher overtime costs and increased headcount. Operating income margin increased for 2021 compared to 2020 primarily due to increased coverage of operating costs and expenses on higher sales, partially offset by the higher production costs impacting gross margin and increased sales and administrative-related salary and benefit costs of $.7 million.

	Years ended December 31,			% Change	
	2020	2021	2022	2020-21	2021-22
	(Dollars in millions)				
Marine Components:					
Net sales	$ 26.6	$ 35.7	$ 52.1	34 %	46 %
Cost of sales	19.6	26.6	38.7	36	45
Gross margin	7.0	9.1	13.4	29	47
Operating costs and expenses	2.9	3.5	3.8	18	9
Operating income	$ 4.1	$ 5.6	$ 9.6	37	71
Gross margin	26.4 %	25.4 %	25.6 %		
Operating income margin	15.3	15.7	18.4		

Marine Components - Marine Components net sales increased 46% in 2022 as compared to 2021. Relative to prior year, sales were $11.5 million higher to the towboat market (primarily to original equipment boat manufacturers), $2.1 million higher to the engine builder market, and $2.0 million higher to the industrial market. Gross margin as a percentage of sales increased slightly in 2022 compared to 2021 with increased sales due to price increases and

surcharges more than offsetting higher production costs, as well as increased coverage of cost of sales from higher sales. Operating income as a percentage of net sales increased in 2022 compared to 2021 primarily due to the factors impacting gross margin, as well as increased coverage of operating costs and expenses from higher sales.

Marine Components net sales increased 34% in 2021 as compared to 2020 primarily due to increased sales of $7.2 million to several original equipment boat manufactures in the towboat market. Gross margin as a percentage of sales decreased in 2021 compared to 2020 as increased coverage of fixed costs from higher sales were more than offset by higher production costs including raw materials costs (primarily stainless steel), higher shipping costs, and increased labor costs resulting from higher overtime costs and increased headcount. Operating income as a percentage of net sales increased slightly in 2021 compared to 2020 due to increased coverage of operating costs and expenses from higher sales, partially offset by the factors impacting gross margin.

Outlook – While CompX continued to experience strong demand at both of its business units during the fourth quarter of 2022, the order rate and backlog at both business units began to soften late in the fourth quarter. CompX operated its manufacturing facilities at elevated production rates throughout 2022 in line with the strong demand and it continues to monitor demand levels and will adjust production rates accordingly. While labor markets continue to be competitive in each of the regions in which CompX operates and labor costs continue to rise, CompX has been able to achieve and maintain more balanced staffing levels aligned with current and forecasted demand, particularly at its Marine Components business unit. CompX continues to face shortages related to certain electronic components; however, its supply chains are generally stable and recently transportation and logistical delays have been minimal.

CompX expects gross margins at its Security Products business unit will continue to be challenged during 2023 as higher cost inventory continues to work its way through cost of sales and anticipated reduced demand may limit its ability to implement further price increases. While CompX expects its Marine Components net sales to remain strong during the first quarter, it expects net sales will decline as compared to 2022 as marine market demand is being challenged by higher interest rates and several original equipment boat manufacturers, including certain of CompX's customers, have publicly announced reduced production schedules in 2023 compared to 2022. CompX currently expects Marine Components gross margins as a percentage of net sales in 2023 to be comparable to 2022. Based on the softening demand and general economic conditions in North America, CompX currently expects to report lower net sales and operating income at both business units during 2023 compared to 2022. CompX is focused on managing inventory levels to support anticipated lower demand in 2023. With raw materials and other components more readily available, CompX believes it will be able to achieve additional operating efficiencies during the year although the extent and impact of such efficiencies is not yet known.

CompX's expectations for its operations and the markets it serves are based on a number of factors outside its control. As noted above, there continue to be some global and domestic supply chain challenges and any future impacts on CompX's operations will depend on, among other things, any future disruption in its operations or its suppliers' operations, the impact of economic conditions and geo-political events on demand for its products or its customers' and suppliers' operations, all of which remain uncertain and cannot be predicted.

General corporate items, interest and dividend income, interest expense, provision for income taxes, noncontrolling interest and related party transactions

Insurance recoveries **-** We have agreements with certain insurance carriers pursuant to which the carriers reimburse us for a portion of our past lead pigment and asbestos litigation defense costs. Insurance recoveries include amounts we received from these insurance carriers.

The agreements with certain of our insurance carriers also include reimbursement for a portion of our future litigation defense costs. We are not able to determine how much we will ultimately recover from these carriers for defense costs incurred by us because of certain issues that arise regarding which defense costs qualify for reimbursement. Accordingly, these insurance recoveries are recognized when receipt is probable and the amount is determinable. See Note 16 to our Consolidated Financial Statements.

Corporate expense - Corporate expenses were $11.7 million in 2022, $1.7 million or 17% higher than in 2021 primarily due to higher litigation fees and related costs partially offset by lower environmental remediation and related costs. Included in corporate expenses are:

- litigation fees and related costs of $4.2 million in 2022 compared to $1.9 million in 2021, and

- environmental remediation and related costs of $.5 million in 2022 compared to $.8 million in 2021.

Corporate expenses were $10.0 million in 2021, $.6 million or 6% higher than in 2020 primarily due to higher environmental remediation and related costs partially offset by lower administrative expenses. Included in corporate expenses are:

- litigation fees and related costs of $1.9 million in each of 2021 and 2020, and

- environmental remediation and related costs of $.8 million in 2021 compared to $.1 million in 2020.

Overall, we currently expect that our general corporate expenses in 2023 will be higher than in 2022 primarily due to higher expected litigation fees and related costs and higher environmental remediation and related costs.

The level of our litigation fees and related costs varies from period to period depending upon, among other things, the number of cases in which we are currently involved, the nature of such cases and the current stage of such cases (e.g. discovery, pre-trial motions, trial or appeal, if applicable). See Note 16 to our Consolidated Financial Statements. If our current expectations regarding the number of cases in which we expect to be involved during 2023 or the nature of such cases were to change, our corporate expenses could be higher than we currently estimate.

Obligations for environmental remediation and related costs are difficult to assess and estimate and it is possible that actual costs for environmental remediation will exceed accrued amounts or that costs will be incurred in the future for sites in which we cannot currently estimate our liability. If these events were to occur in 2023, our corporate expenses would be higher than we currently estimate. In addition, we adjust our environmental accruals as further information becomes available to us or as circumstances change. Such further information or changed circumstances could result in an increase in our accrued environmental costs. See Note 16 to our Consolidated Financial Statements.

Interest and dividend income - Interest income increased $2.2 million in 2022 compared to 2021 primarily due to higher interest rates and increased investment balances, somewhat offset by lower average balances on CompX's revolving promissory note receivable from Valhi. Interest decreased $1.0 million in 2021 compared to 2020 primarily due to lower average balances on CompX's revolving promissory note receivable from Valhi.

Marketable equity securities - Unrealized gains or losses on our marketable equity securities are recognized in Marketable equity securities on our Consolidated Statements of Income. See Note 5 to our Consolidated Financial Statements.

Income tax expense (benefit) - We recognized an income tax benefit of $2.5 million in 2020 and income tax expense of $7.5 million in 2021 and $2.8 million in 2022.

In accordance with GAAP, we recognize deferred income taxes on our undistributed equity in earnings of Kronos. Because we and Kronos are part of the same U.S. federal income tax group, any dividends we receive from Kronos are nontaxable to us. Accordingly, we do not recognize and we are not required to pay income taxes on dividends from Kronos. Therefore, our full-year effective income tax rate will generally be lower than the U.S. federal statutory income tax rate in years during which we receive dividends from Kronos and recognize equity in earnings of Kronos. Conversely, our effective income tax rate will generally be higher than the U.S. federal statutory income tax rate in years during which we receive dividends from Kronos and recognize equity in losses of Kronos. During interim periods, our effective income tax rate may not necessarily correspond to the foregoing due to the application of accounting for income taxes in interim periods which requires us to base our effective rate on full year projections. We received aggregate dividends from Kronos of $25.4 million in each of 2020 and 2021 and $26.8 million in 2022. Our effective tax rate attributable to our equity in earnings (losses) of Kronos, including the effect of non-taxable dividends we received from Kronos, was a 6.4% benefit in 2020, 5.5% expense in 2021 and 3.4% expense in 2022. The increase in our effective rate from 2020 to 2021 is primarily attributable to the effects of Kronos' higher earnings in 2021 as compared to 2020. The decrease in our effective rate from

2021 to 2022 is attributable to the combined effects of Kronos' lower earnings and the higher non-taxable dividend income we received from Kronos in 2022 as compared to 2021.

See Note 13 to our Consolidated Financial Statements for more information about our 2022 income tax items, including a tabular reconciliation of our statutory tax expense to our actual tax expense (benefit).

Noncontrolling interest - Noncontrolling interest in net income of CompX attributable to continuing operations is consistent in 2021 and 2022 but lower in 2020 due to lower earnings of CompX in 2020 as a result of reduced demand resulting from the COVID-19 pandemic.

Related party transactions - We are a party to certain transactions with related parties. See Notes 1 and 15 to our Consolidated Financial Statements. It is our policy to engage in transactions with related parties on terms, in our opinion, no less favorable to us than we could obtain from unrelated parties.

Equity in earnings of Kronos Worldwide, Inc.

	Years ended December 31,			% Change	
	2020	2021	2022	2020-21	2021-22
	(Dollars in millions)				
Net sales	$ 1,638.8	$ 1,939.4	$ 1,930.2	18 %	— %
Cost of sales	1,287.6	1,493.2	1,539.1	16	3
Gross margin	$ 351.2	$ 446.2	$ 391.1		
Income from operations	$ 116.2	$ 187.1	$ 159.6	61	(15)
Other loss, net	(17.2)	(14.1)	(8.8)	(18)	(38)
Interest expense	(19.0)	(19.6)	(16.9)	3	(14)
Income before income taxes	80.0	153.4	133.9		
Income tax expense	16.1	40.5	29.4		
Net income	$ 63.9	$ 112.9	$ 104.5		
Percentage of net sales:					
Cost of sales	79 %	77 %	80 %		
Income from operations	7	10	8		
Equity in earnings of Kronos Worldwide, Inc.	$ 19.4	$ 34.3	$ 31.9		
TiO₂ operating statistics:					
Sales volumes*	531	563	481	6 %	(15)%
Production volumes*	517	545	492	5 %	(10)%
Change in TiO₂ net sales:					
TiO₂ product pricing				8 %	21 %
TiO₂ sales volumes				6	(15)
TiO₂ product mix/other				1	(1)
Changes in currency exchange rates				3	(5)
Total				18 %	— %

∗   Thousands of metric tons

Industry conditions and 2022 overview - Kronos started 2022 with average TiO₂ selling prices 16% higher than at the beginning of 2021 and Kronos' average TiO₂ selling prices increased 16% throughout 2022 in response to its rising production costs. Overall sales volumes declined in 2022 compared to 2021 primarily due to demand contraction in Kronos' European and export markets, particularly in the third and fourth quarters.

The following table shows Kronos' capacity utilization rates during 2022 and 2021. Throughout most of 2021 and continuing into the first quarter of 2022, Kronos' production facilities operated at full practical capacity. Due to the decreased demand in its European and export markets along with increased production costs, particularly energy costs in Europe, Kronos curtailed production in the third and fourth quarters of 2022 at certain of its European facilities to align its production and inventory levels to anticipated near-term customer demand.

	Production Capacity Utilization Rates	
	2021	**2022**
First Quarter	97 %	100 %
Second Quarter	100 %	95 %
Third Quarter	100 %	93 %
Fourth Quarter	100 %	65 %
Overall	100 %	89 %

Net sales - Kronos' net sales in 2022 were consistent with net sales in 2021 primarily due to the net effects of a 21% increase in average TiO_2 selling prices (which increased net sales by approximately $407 million) and a 15% decrease in sales volumes (which decreased net sales by approximately $291 million). Kronos estimates that changes in currency exchange rates (primarily the euro) decreased net sales by approximately $106 million, or 5% in 2022 as compared to 2021. TiO_2 selling prices will increase or decrease generally as a result of competitive market pressures, changes in the relative level of supply and demand as well as changes in raw material and other manufacturing costs.

Kronos' sales volumes decreased 15% in 2022 as compared to 2021 primarily due to lower demand in its European and export markets which Kronos began experiencing towards the end of the second quarter and which accelerated during the third and fourth quarters of 2022. Kronos' sales volumes were 40% lower in the fourth quarter of 2022 as compared to the fourth quarter of 2021. Kronos also experienced lower sales volumes in its North American market in the second half of 2022, although to a lesser extent than the declines in its European and export markets.

Kronos' net sales increased $300.6 million, or 18%, in 2021 compared to 2020, primarily due to an 8% increase in average TiO_2 selling prices (which increased net sales by approximately $131 million) and a 6% increase in sales volumes (which increased net sales by approximately $98 million). In addition to the impact of higher sales volumes and higher average selling prices, Kronos estimates that changes in currency exchange rates (primarily the euro) increased its net sales by approximately $43 million, or 3%, as compared to 2020.

Kronos' sales volumes increased 6% in 2021 as compared to 2020 primarily due to higher demand in its European, North American and Latin American markets, with a significant portion of the increase occurring in the second and third quarters as a result of the impact of the COVID-19 pandemic on the comparable periods in 2020, as discussed above.

Cost of sales and gross margin – Cost of sales increased $45.9 million, or 3%, in 2022 compared to 2021 primarily due to the net effects of higher production costs of approximately $285 million (including higher costs for raw materials and energy), a 15% decrease in sales volumes and changes in currency exchange rates. Kronos' cost of sales as a percentage of net sales increased to 80% in 2022 compared to 77% in 2021 due to the impact of higher production costs, including higher raw material and energy costs partially offset by the favorable effects of higher average TiO_2 selling prices. In addition, cost of sales in 2022 includes approximately $26 million of unabsorbed fixed production and other manufacturing costs associated with production curtailments at certain of Kronos' European facilities throughout the fourth quarter.

Gross margin as a percentage of net sales decreased to 20% in 2022 compared to 23% in 2021. As discussed and quantified above, Kronos' gross margin as a percentage of net sales decreased primarily due to the net effects of higher average TiO_2 selling prices, lower production and sales volumes, higher production costs and fluctuations in currency exchange rates.

Kronos' cost of sales increased $205.6 million, or 16%, in 2021 compared to 2020 due to a 6% increase in sales volumes and higher production costs of approximately $69 million (including higher costs for raw materials and energy) and the effects of currency fluctuations (primarily the Canadian dollar). Kronos' cost of sales as a percentage of net sales decreased to 77% in 2021 compared to 79% in 2020 primarily due to the favorable effects of higher average TiO_2 selling prices and increased coverage of fixed costs from higher production, partially offset by higher production costs (including higher raw material and energy costs) as well as the effects of fluctuations in currency exchange rates, as discussed below.

Gross margin as a percentage of net sales increased to 23% in 2021 compared to 21% in 2020. Kronos' gross margin as a percentage of net sales in 2021 increased primarily due to the net effects of higher average TiO_2 selling prices, higher production and sales volumes, higher production costs and fluctuations in currency exchange rates.

Other operating income and expense, net - Kronos' selling, general and administrative expenses decreased $17.6 million, or 7%, in 2022 compared to 2021 primarily due to changes in currency exchange rates (primarily the euro) and lower variable costs (primarily distribution costs) related to lower overall sales volumes. Selling, general and administrative expense as a percentage of net sales decreased to 12% of net sales in 2022 compared to 13% in 2021. Kronos' selling, general and administrative expenses increased $30.3 million, or 14%, in 2021 compared to 2020 primarily due to higher variable costs (primarily distribution costs) related to higher overall sales volumes. Kronos' selling, general and administrative expenses were approximately 13% of net sales in each of 2021 and 2020.

Income from operations - Kronos' income from operations decreased by $27.5 million or 15%, from $187.1 million in 2021 to $159.6 million in 2022. Income from operations as a percentage of net sales decreased to 8% in 2022 from 10% in 2021. This decrease was driven by the net effects of lower gross margin and lower selling, general and administrative expenses for the comparable periods discussed above. Kronos experienced a loss from operations of $19.7 million in the fourth quarter of 2022 compared to income from operations of $52.0 million in the fourth quarter of 2021. Kronos also recognized a gain of $2.7 million in 2022 related to cash received from the settlement of a business interruption insurance claim related to Hurricane Laura. Kronos estimates that changes in currency exchange rates increased income from operations by approximately $23 million in 2022 as compared to 2021, as discussed in the Effects of currency exchange rates section below.

Kronos' income from operations increased by $70.9 million or 61%, from $116.2 million in 2020 to $187.1 million in 2021. Income from operations as a percentage of net sales increased to 10% in 2021 from 7% in 2020. This increase was driven by the higher gross margin for the comparable periods discussed above. Kronos estimates that changes in currency exchange rates decreased income from operations by approximately $13 million in 2021 as compared to 2020.

Kronos' income from operations was minimally impacted by the effects of Hurricane Laura which temporarily halted production at LPC on August 24, 2020 with the resumption of operations on September 25, 2020. LPC believes insurance (subject to applicable deductibles) will cover a majority of its losses, including those related to property damage and the disruption of its operations. Kronos believes insurance (subject to applicable deductibles) will cover a majority of its losses from the hurricane, including property damage, business interruption losses related to its share of LPC's lost production and other costs resulting from the disruption of operations. As of December 31, 2021, Kronos had not yet recognized any insurance recoveries because the ultimate disposition of its portion of the business interruption claim was not yet determinable; however, as of December 31, 2021, LPC had received a portion of the proceeds related to its property damage claim. On October 9, 2020 Hurricane Delta caused an additional temporary halt to production at the LPC facility. Damages resulting from Hurricane Delta were not as severe and production activities were resumed within five days from the time of initial shutdown prior to landfall of the hurricane. Similar to Hurricane Laura, losses determined to be incurred by LPC and Kronos as a result of Hurricane Delta are expected to be recoverable from insurance (subject to applicable deductibles).

Other non-operating income (expense) - Kronos recognized a loss of $1.0 million in 2022 compared to a gain of $2.0 million in 2021 on the change in value of its marketable equity securities. Other components of net periodic pension and OPEB cost in 2022 decreased $3.6 million compared to 2021 primarily due to the net effects of higher discount rates impacting interest cost and previously unrecognized actuarial losses. Interest expense in 2022 decreased $2.7 million compared to 2021 due to fees associated with the refinancing of Kronos' revolving credit facility in the second quarter of 2021 and the effects of changes in currency exchange rates.

Kronos recognized a gain of $2.0 million in 2021 and a loss of $1.1 million in 2020 on the change in value of its marketable equity securities. Other components of net periodic pension and postretirement benefits other than pensions, or OPEB, cost in 2021 decreased $2.9 million compared to 2020 primarily due to higher expected returns on plan assets offset by the net effects of lower discount rates impacting interest cost and previously unrecognized actuarial losses. Kronos recognized an insurance settlement gain of $1.5 million during 2020 related to a property damage claim. Interest expense in 2021 increased $.6 million compared to 2020 due to the refinancing of Kronos' revolving credit facility in the second quarter of 2021 and the effects of changes in currency exchange rates.

Income tax expense - Kronos recognized income tax expense of $29.4 million in 2022 compared to income tax expense of $40.5 million in 2021. The difference is primarily due to lower earnings in 2022, the jurisdictional mix of Kronos' earnings and the release of a portion of its valuation allowance associated with the 2022 utilization of a portion of its business interest expense carryforwards.

Kronos recognized income tax expense of $40.5 million in 2021 compared to income tax expense of $16.1 million in 2020. The increase is primarily due to higher earnings in 2021 and the jurisdictional mix of Kronos' earnings.

Kronos' earnings are subject to income tax in various U.S. and non-U.S. jurisdictions, and the income tax rates applicable to the pre-tax earnings (losses) of Kronos' non-U.S. operations are generally higher than the income tax rates applicable to its U.S. operations. Kronos would generally expect its overall effective tax rate, excluding the impact of the reversal of a portion of its deferred income tax asset valuation allowance, to be higher than the U.S. federal statutory rate of 21% primarily because of Kronos' sizeable non-U.S. operations.

Kronos' consolidated effective income tax rate in 2023 is expected to be higher than the U.S. federal statutory rate of 21% because the income tax rates applicable to the earnings (losses) of Kronos' non-U.S. operations will be higher than the income tax rates applicable to its U.S. operations and due to the expected mix of earnings.

Effects of currency exchange rates

Kronos has substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). The majority of its sales from non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the euro, other major European currencies and the Canadian dollar. A portion of Kronos' sales generated from its non-U.S. operations is denominated in the U.S. dollar (and consequently its non-U.S. operations will generally hold U.S. dollars from time to time). Certain raw materials used in all Kronos' production facilities, primarily titanium-containing feedstocks, are purchased primarily in U.S. dollars, while labor and other production and administrative costs are incurred primarily in local currencies. Consequently, the translated U.S. dollar value of Kronos' non-U.S. sales and operating results are subject to currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect the comparability of period-to-period operating results. In addition to the impact of the translation of sales and expenses over time, Kronos' non-U.S. operations also generate currency transaction gains and losses which primarily relate to (i) the difference between the currency exchange rates in effect when non-local currency sales or operating costs (primarily U.S. dollar denominated) are initially accrued and when such amounts are settled with the non-local currency and (ii) changes in currency exchange rates during time periods when its non-U.S. operations are holding non-local currency (primarily U.S. dollars).

Overall, Kronos estimates that fluctuations in currency exchange rates had the following effects on its sales and income from operations for the periods indicated.

Impact of changes in currency exchange rates - 2022 vs 2021

	Transaction gains recognized			Translation gains (losses)- impact of rate changes	Total currency impact 2022 vs 2021
	2021	2022	Change		
	(In millions)				
Impact on:					
Net sales	$ —	$ —	$ —	$ (106)	$ (106)
Income from operations	2	12	10	13	23

The $106 million decrease in Kronos' net sales (translation losses) was caused primarily by a strengthening of the U.S. dollar relative to the euro, as Kronos' euro-denominated sales were translated into fewer U.S. dollars in 2022 as compared to 2021. The strengthening of the U.S. dollar relative to the Canadian dollar and the Norwegian krone in 2022 did not have a significant effect on the reported amount of Kronos' net sales, as a substantial portion of the sales generated by its Canadian and Norwegian operations are denominated in the U.S. dollar.

The $23 million increase in income from operations was comprised of the following:

- Higher net currency transaction gains of approximately $10 million primarily caused by relative changes in currency exchange rates at each applicable balance sheet date between the U.S. dollar and the euro, Canadian

dollar and the Norwegian krone, and between the euro and the Norwegian krone, which causes increases or decreases, as applicable, in U.S. dollar-denominated receivables and payables and U.S. dollar currency held by Kronos' non-U.S. operations, and in Norwegian krone denominated receivables and payables held by its non-U.S. operations, and

- Approximately $13 million from net currency translation gains primarily caused by a strengthening of the U.S. dollar relative to the Canadian dollar and Norwegian krone, as local currency-denominated operating costs were translated into fewer U.S. dollars in 2022 as compared to 2021, partially offset by net currency translation losses primarily caused by a strengthening of the U.S. dollar relative to the euro as the negative effects of the stronger U.S. dollar on euro-denominated sales more than offset the favorable effects of euro-denominated operating costs being translated into fewer U.S. dollars in 2022 as compared to 2021.

Impact of changes in currency exchange rates - 2021 vs 2020

	Transaction gains/(losses) recognized			Translation gains (losses)-impact of rate changes	Total currency impact 2021 vs 2020
	2020	2021	Change		
			(In millions)		
Impact on:					
Net sales	$ —	$ —	$ —	$ 43	$ 43
Income from operations	(4)	2	6	(19)	(13)

The $43 million increase in Kronos' net sales (translation gain) was caused primarily by a weakening of the U.S. dollar relative to the euro, as Kronos' euro-denominated sales were translated into more U.S. dollars in 2021 as compared to 2020. The weakening of the U.S. dollar relative to the Canadian dollar and the Norwegian krone in 2021 did not have a significant effect on the reported amount of Kronos' net sales, as a substantial portion of the sales generated by its Canadian and Norwegian operations are denominated in the U.S. dollar.

The $13 million decrease in income from operations was comprised of the following:

- Higher net currency transaction gains of approximately $6 million primarily caused by relative changes in currency exchange rates at each applicable balance sheet date between the U.S. dollar and the euro, Canadian dollar and the Norwegian krone, and between the euro and the Norwegian krone, which causes increases or decreases, as applicable, in U.S. dollar-denominated receivables and payables and U.S. dollar currency held by Kronos' non-U.S. operations, and in Norwegian krone denominated receivables and payables held by its non-U.S. operations, and

- Approximately $19 million from net currency translation losses primarily caused by a weakening of the U.S. dollar relative to the Canadian dollar and Norwegian krone, as local currency-denominated operating costs were translated into more U.S. dollars in 2021 as compared to 2020, partially offset by net currency translation gains primarily caused by a weakening of the U.S. dollar relative to the euro as the positive effects of the weaker U.S. dollar on euro-denominated sales more than offset the unfavorable effects of euro-denominated operating costs being translated into more U.S. dollars in 2021 as compared to 2020.

Outlook

As previously reported, late in the third quarter of 2022, demand in Europe and the export markets began to rapidly deteriorate as many of Kronos' customers in those regions reduced their production rates in response to economic conditions and geopolitical uncertainties. This weakness continued through the fourth quarter. In addition, in the second half of 2022 Kronos experienced rapidly rising costs particularly in Europe, led by natural gas, electricity and certain key raw materials. In response to this decline in demand coupled with increased production costs, Kronos implemented production curtailments at certain of its European facilities throughout the fourth quarter to manage inventory levels. Kronos also experienced declining demand in North America in the late second half of 2022, but to a lesser extent than its European and export markets.

At the beginning of 2023 Kronos began to see pockets of improving demand in Europe and certain export markets bolstered by customer inventory replenishment after significant destocking in the fourth quarter 2022. Kronos is experiencing continued weak demand in North America in the first quarter of 2023. Kronos expects customer demand to

gradually return during the first half of the year particularly in Europe and export markets. Accordingly, at the beginning of 2023, Kronos began a measured ramp up of production with the expectation of operating its facilities at full practical capacity by the end of the second quarter of 2023. Kronos' selling prices have remained stable at the beginning of 2023; however, Kronos expects selling prices to rise throughout the last three quarters of 2023 in response to higher production costs. Based on the net effects of these factors, Kronos expects to report lower operating results for the full year of 2023 as compared to 2022.

Kronos will continue to monitor current and anticipated near-term customer demand levels and will align its production and inventories accordingly. The long-term outlook for Kronos' industry remains very positive, and the steps it is taking in the near term are intended to preserve its global market share and position its business to profitably grow in the future.

Kronos' expectations for the TiO_2 industry and its operations are based on a number of factors outside its control. As noted above, Kronos has experienced global market disruptions including high energy costs and availability concerns and future impacts on its operations will depend on, among other things, future energy costs and availability and the impact economic conditions and geopolitical events have on its operations or its customers' and suppliers' operations, all of which remain uncertain and cannot be predicted.

Operations outside the United States

Kronos - Kronos has substantial operations located outside the United States for which the functional currency is not the U.S. dollar. As a result, the reported amount of our net investment in Kronos will fluctuate based upon changes in currency exchange rates. At December 31, 2022, Kronos had substantial net assets denominated in the euro, Canadian dollar and Norwegian krone.

Critical accounting policies and estimates

Our significant accounting policies are more fully described in Note 1 to our Consolidated Financial Statements. Our Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires us to make estimates, judgments and assumptions we believe are reasonable based on our historical experience, observation of known trends in our company and the industry as a whole and information available from other outside sources. Our estimates affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results may differ significantly from those initial estimates.

We believe the most critical accounting policies and estimates involving significant judgment primarily relate to contingencies, certain long-lived assets, considerations in the recoverability and impairment assessments for goodwill and defined benefit pension plans. We have discussed the development, selection and disclosure of our critical accounting estimates with the Audit Committee of our Board of Directors.

- *Contingencies* - We record accruals for environmental, legal and other contingencies and commitments when estimated future expenditures associated with such contingencies become probable, and the amounts can be reasonably estimated. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

  Obligations for environmental remediation costs are difficult to assess and it is possible that actual costs for environmental remediation will exceed accrued amounts or that costs will be incurred in the future for sites in which we cannot currently estimate our liability. If these events were to occur in 2023, our corporate expenses would be higher than we currently estimate. In addition, we adjust our environmental remediation and related costs accruals (and potential range of our liabilities) as further information becomes available to us or as circumstances change which involves our judgment regarding current facts and circumstances for each site and is subject to various assumptions and estimates. Such further information or changed circumstances could result in an increase in our accrued environmental costs. See Note 16 to our Consolidated Financial Statements.

- *Long-lived assets* - The net book value of our property and equipment totaled $28.7 million at December 31, 2022, all of which relates to CompX. We assess property and equipment for impairment only when circumstances indicate an impairment may exist. Our determination is based upon, among other things, our estimates of the amount of future net cash flows to be generated by the long-lived asset (Level 3 inputs) and our estimates of the current fair value of the asset.

  Significant judgment is required in estimating such cash flows. Adverse changes in such estimates of future net cash flows or estimates of fair value could result in an inability to recover the carrying value of the long-lived asset, thereby possibly requiring an impairment charge to be recognized in the future. We do not assess our property and equipment for impairment unless certain impairment indicators are present. We did not evaluate any long-lived assets for impairment during 2022 because no such impairment indicators were present.

- *Goodwill* - Our net goodwill totaled $27.2 million at December 31, 2022, all related to CompX's Security Products reporting unit. Goodwill is required to be tested annually or at other times whenever an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. CompX performs its annual goodwill impairment test in the third quarter of each year or at other times whenever an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. Such events or circumstances may include: adverse industry or economic trends, lower projections of profitability, or a sustained decline in CompX's market capitalization. These events or circumstances, among other items, may be indications of potential impairment issues which are triggering events requiring the testing of an asset's carrying value for recoverability. An entity may first assess qualitative factors to determine whether it is necessary to complete a quantitative impairment test using a more-likely-than-not criteria. If an entity believes it is more-likely-than-not the fair value of a reporting unit is greater than its carrying value, including goodwill, the quantitative impairment test can be bypassed. Alternatively, an entity has an unconditional option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test.

  When performing a qualitative assessment considerable management judgment is necessary to evaluate the qualitative impact of events and circumstances on the fair value of a reporting unit. Events and circumstances considered in our impairment evaluations, such as CompX's historical profits and stability of the markets served, are consistent with factors utilized with our internal projections and operating plan. However, future events and circumstances could result in materially different findings which could result in the recognition of a material goodwill impairment.

  Evaluations of possible impairment utilizing the quantitative impairment test require CompX to estimate, among other factors: forecasts of future operating results, revenue growth, operating margin, tax rates, capital expenditures, depreciation, working capital, weighted average cost of capital, long-term growth rates, risk premiums, terminal values, and fair values of reporting units and assets. The goodwill impairment test is subject to uncertainties arising from such events as changes in competitive conditions, the current general economic environment, material changes in growth rate assumptions that could positively or negatively impact anticipated future operating conditions and cash flows, changes in the discount rate, and the impact of strategic decisions. If any of these factors were to materially change such change may require revaluation of the reported goodwill. Changes in estimates or the application of alternative assumptions could produce significantly different results.

  In 2022, CompX used the qualitative assessment for its annual impairment test and determined it was not necessary to perform the quantitative goodwill impairment test, as it concluded it is more-likely-than-not the fair value of the Security Products reporting unit exceeded its carrying amount. See Notes 1 and 7 to our Consolidated Financial Statements.

- *Defined benefit pension plans* - We maintain a defined benefit pension plan in the U.S. and a plan in the United Kingdom (U.K.) See Note 11 to our Consolidated Financial Statements. We recognized consolidated defined benefit pension plan expense of $1.0 million in 2020, $.9 million in 2021 and $1.4 million in 2022. The funding requirements for these defined benefit pension plans are generally based upon applicable regulations (such as ERISA in the U.S.) and will generally differ from pension expense recognized under GAAP for financial reporting purposes. We made contributions to our plans of approximately $1.8 million in 2020, and $1.2 million in each of 2021 and 2022.

In accordance with applicable U.K. pension regulations, we entered into an agreement in March 2021 for the bulk annuity purchase, or "buy-in" with a specialist insurer of defined benefit pension plans. Following the buy-in, individual policies will replace the bulk annuity policy in a "buy-out" which is expected to be completed in 2023. The buy-out is expected to be completed with existing plan funds. At the completion of the buy-out we will remove the assets and liabilities of the U.K. pension plan from our Consolidated Financial Statements and a final plan settlement gain or loss (which we are currently unable to estimate) will be included in net periodic pension cost.

Under defined benefit pension plan accounting, defined benefit pension plan expense and prepaid and accrued pension costs are each recognized based on certain actuarial assumptions, principally the assumed discount rate and the assumed long-term rate of return on plan assets. We recognize the full funded status of our defined benefit pension plans as either an asset (for overfunded plans) or a liability (for underfunded plans) in our Consolidated Balance Sheets.

The discount rates we use for determining defined benefit pension expense and the related pension obligations are based on current interest rates earned on long-term bonds that receive one of the two highest ratings given by recognized rating agencies in the applicable country where the defined benefit pension benefits are being paid. In addition, we receive third-party advice about appropriate discount rates, and these advisors may in some cases use their own market indices. We adjust these discount rates as of each December 31 valuation date to reflect then-current interest rates on such long-term bonds. We use these discount rates to determine the actuarial present value of the pension obligations as of December 31 of that year. We also use these discount rates to determine the interest component of defined benefit pension expense for the following year.

At December 31, 2022, our projected benefit obligations for defined benefit plans is comprised of $30.3 million related to the U.S. plan and $5.8 million for the U.K. plan, which is associated with a former disposed business. We use different discount rate assumptions in determining our defined benefit pension plan obligations and expense for the plans we maintain in the United States and the U.K. as the interest rate environment differs from country to country.

We used the following discount rates for our defined benefit pension plans:

	Discount rates used for:		
	Obligations at December 31, 2020 and expense in 2021	Obligations at December 31, 2021 and expense in 2022	Obligations at December 31, 2022 and expense in 2023
United States	2.2 %	2.6 %	5.3 %
United Kingdom	1.4 %	1.3 %	4.3 %

The assumed long-term rate of return on plan assets represents the estimated average rate of earnings expected to be earned on the funds invested or to be invested from the plans' assets provided to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. Defined benefit pension expense each year is based upon the assumed long-term rate of return on plan assets for each plan, the actual fair value of the plan assets as of the beginning of the year and an estimate of the amount of contributions to and distributions from the plan during the year. Differences between the expected return on plan assets for a given year and the actual return are deferred and amortized over future periods based on the average remaining life expectancy of the inactive participants.

At December 31, 2022, approximately 80% of the plan assets were related to our plan in the U.S., with the remainder related to the U.K. plan. We use different long-term rates of return on plan asset assumptions for our U.S. and U.K. defined benefit pension plan expense because the respective plan assets are invested in a different mix of investments and the long-term rates of return for different investments differ from country to country.

In determining the expected long-term rate of return on plan asset assumptions, we consider the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive third-party advice about appropriate long-term rates of return. See Note 11 to our Consolidated Financial Statements.

Our assumed long-term rates of return on plan assets for 2020, 2021 and 2022 were as follows:

	2020	2021	2022
United States	4.5 %	4.0 %	**4.0 %**
United Kingdom	3.3 %	1.3 %	**1.3 %**

Our long-term rate of return on plan asset assumptions in 2023 used for purposes of determining our 2023 defined benefit pension plan expense is 5.0% for the U.S. plan and 4.3% for the U.K. plan. As noted above we are in the process of annuitizing our U.K. pension plan and, as a result, during 2021 and throughout 2022 all of the assets of the U.K. plan were invested primarily in insurance contracts.

In addition to the actuarial assumptions discussed above, because we maintain a defined benefit pension plan in the U.K., the amount of recognized defined benefit pension expense and the amount of net pension asset and net pension liability will vary based upon relative changes in currency exchange rates.

Based on the actuarial assumptions described above and our current expectation for what actual average currency exchange rates will be during 2023, we expect to recognize defined benefit pension expense of approximately $1.6 million in 2023. In comparison, we expect to be required to contribute approximately $1.2 million to such plans during 2023.

As noted above, defined benefit pension expense and the amounts recognized as accrued pension costs are based upon the actuarial assumptions discussed above. We believe that all of the actuarial assumptions used are reasonable and appropriate. However, if we had lowered the assumed discount rate by 25 basis points for each of our plans as of December 31, 2022, our aggregate projected benefit obligations would have increased by approximately $.6 million at that date. Such a change would not materially impact our defined benefit pension expense for 2023. Similarly, if we lowered the assumed long-term rate of return on plan assets by 25 basis points for our plans, such a change would not materially impact our defined benefit pension expense for 2023.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash flows

Operating activities

Trends in cash flows from operating activities, excluding the impact of deferred taxes and relative changes in assets and liabilities, are generally similar to trends in our income from operations. Changes in working capital are primarily related to changes in receivables and inventories (as discussed below) and payables and accrued liabilities. Net cash provided by operating activities was $26.9 million in 2022 compared to $17.6 million in 2021. The $9.3 million net increase in cash provided by operating activities includes the net effects of:

- higher income from operations from CompX in 2022 of $4.9 million;

- lower net cash used for relative changes in receivables, inventories, prepaid expenses, payables and accrued liabilities in 2022 of $4.0 million;

- a $1.8 million increase in interest received in 2022 due to higher interest rates and increased investment balances, offset by lower average balances on CompX's revolving promissory note receivable from affiliate; and

- a $1.1 million increase in cash paid for taxes in 2022 due to the relative timing of payments.

Net cash provided by operating activities was $17.6 million in 2021 compared to $19.0 million in 2020. The $1.4 million net decrease in cash provided by operating activities includes the net effects of:

- higher net cash used for relative changes in receivables, inventories, prepaid expenses, payables and accrued liabilities in 2021 of $8.2 million;

- higher income from operations from CompX in 2021 of $8.7 million; and

- a $1.3 million decrease in interest received in 2021 due to lower average affiliate receivable balance and the relative timing of interest received.

We do not have complete access to CompX's cash flows in part because we do not own 100% of CompX. A detail of our consolidated cash flows from operating activities is presented in the table below. Intercompany dividends have been eliminated. The reference to NL Parent in the tables below is a reference to NL Industries, Inc., as the parent company of CompX and our other wholly-owned subsidiaries.

	Years ended December 31,		
	2020	2021	2022
	(In millions)		
Net cash provided by operating activities:			
CompX	$ 15.5	$ 10.5	$ 16.9
NL Parent and wholly-owned subsidiaries	7.8	15.7	39.6
Eliminations	(4.3)	(8.6)	(29.6)
Total	$ 19.0	$ 17.6	$ 26.9

Relative changes in working capital can have a significant effect on cash flows from operating activities. As shown below, our total average days sales outstanding was generally consistent from December 31, 2021 to December 31, 2022 and is primarily impacted by the timing of sales and collections in the last month of the year. As shown below, our average number of days in inventory increased from December 31, 2021 to December 31, 2022 due to increased inventories of certain components and raw materials that had longer lead times or for which we have experienced availability issues and from the timing of sales relative to the end of the fourth quarter, primarily at CompX's Security Products reporting unit. For comparative purposes, we have provided 2020 numbers below.

	2020	2021	2022
Days sales outstanding	33 days	42 days	41 days
Days in inventory	75 days	96 days	99 days

Investing activities

Capital expenditures, substantially all of which relate to CompX, have primarily emphasized improving manufacturing facilities and investing in manufacturing equipment, utilizing new technologies and increased automation of the manufacturing process, to provide for increased productivity and efficiency in order to meet expected customer demand and properly maintain facilities and technology infrastructure. Capital expenditures were $1.7 million in 2020, $4.1 million in 2021 and $3.7 million in 2022. As a result of the COVID-19 pandemic, CompX limited 2020 expenditures to those required to meet its expected customer demand and those required to properly maintain its facilities and technology infrastructure. 2021 capital expenditures increased above pre-pandemic levels as CompX accelerated the timeline for certain projects designed to increase its capacity and improve its capabilities in response to strong customer demand. Beginning in the latter half of 2022, CompX limited investments primarily to those expenditures required to meet its existing demand and to properly maintain its facilities and technology infrastructure.

Investing activities also include net borrowings of $1.4 million ($34.8 million of gross borrowings and $33.4 million of gross repayments) in 2020, net collections of $10.8 million ($29.8 million of gross borrowings and $40.6 million of gross repayments) in 2021 and net collections of $5.5 million ($24.3 million of gross borrowings and $29.8 million of gross repayments) in 2022 under a promissory note receivable from an affiliate. See Note 15 to our Consolidated Financial Statements.

During 2022 we purchased marketable debt securities totaling $70.0 million, of which $33.0 million relates to CompX. See Note 5 to our Consolidated Financial Statements.

Financing activities

Quarterly dividends paid totaled $7.8 million ($.16 per share, or $.04 per share per quarter) in 2020, $11.7 million ($.24 per share, or $.06 per share per quarter) in 2021 and $13.7 million ($.28 per share, or $.07 per share per quarter) in 2022. In addition, our board of directors declared a special dividend which totaled $17.1 million ($.35 per share) paid on August 31, 2022. In March 2023 our board of directors declared a first quarter 2023 dividend of $.07 per share, to be paid on March 23, 2023 to NL stockholders of record as of March 7, 2023. The declaration and payment of future dividends, and the amount thereof, is discretionary and is dependent upon our financial condition, cash requirements, contractual obligations and restrictions and other factors deemed relevant by our board of directors. The amount and timing of past dividends is not necessarily indicative of the amount or timing of any future dividends which might be paid. There are currently no contractual restrictions on the amount of dividends which we may pay.

Cash flows from financing activities include CompX dividends paid to its stockholders other than us aggregating $.7 million in 2020, $1.3 million in 2021 and $4.3 million in 2022 which includes $2.7 million related to a special dividend.

In addition, during 2021, CompX acquired 75,000 shares of its Class A common stock in market transactions for an aggregate purchase price of $1.3 million. During 2022, CompX acquired 78,900 shares of its Class A common stock (8,900 shares from affiliates in two private transactions, and 70,000 shares in a single market transaction) for an aggregate purchase price of $1.7 million.

Outstanding debt obligations

At December 31, 2022, NL had outstanding debt obligations of $.5 million under its secured revolving credit facility with Valhi, and CompX did not have any outstanding debt obligations. We are in compliance with all of the covenants contained in our revolving credit facility with Valhi at December 31, 2022. See Note 10 to our Consolidated Financial Statements.

Kronos' Global Revolver and its Senior Secured Notes contain a number of covenants and restrictions which, among other things, restrict its ability to incur additional debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer substantially all of its assets to, another entity, and contains other provisions and restrictive covenants customary in lending transactions of this type. Certain of Kronos' credit agreements contain provisions which could result in the acceleration of indebtedness prior to their stated maturity for reasons other than defaults for failure to comply with typical financial or payment covenants. For example, the credit agreements allow the lender to accelerate the maturity of the indebtedness upon a change of control (as defined in the agreement) of the borrower. In addition, the credit agreements could result in the acceleration of all or a portion of the indebtedness following a sale of assets outside the ordinary course of business. Kronos is in compliance with all of its debt covenants at December 31, 2022. Kronos believes that it will be able to continue to comply with the financial covenants contained in its credit facility through their maturity.

Future cash requirements

Liquidity

Our primary source of liquidity on an ongoing basis is our cash flow from operating activities and credit facilities with affiliates and banks as further discussed below. We generally use these amounts to fund capital expenditures (substantially all of which relate to CompX), pay ongoing environmental remediation and litigation costs, and provide for the payment of dividends (if declared).

At December 31, 2022, we had aggregate restricted and unrestricted cash, cash equivalents and current marketable securities of $167.7 million, substantially all of which was held in the U.S. A detail (in millions) by entity is presented in the table below.

	Amount (In millions)
CompX	$ 59.9
NL Parent and wholly-owned subsidiaries	107.8
Total	$ 167.7

In addition, at December 31, 2022 we owned 1.2 million shares of Valhi common stock with an aggregate market value of $26.4 million. See Note 5 to our Consolidated Financial Statements. We also owned 35.2 million shares of Kronos common stock at December 31, 2022 with an aggregate market value of $331.1 million. See Note 6 to our Consolidated Financial Statements.

We routinely compare our liquidity requirements and alternative uses of capital against the estimated future cash flows we expect to receive from our subsidiaries and affiliates. As a result of this process, we have in the past and may in the future seek to raise additional capital, incur debt, repurchase indebtedness in the market or otherwise, modify our dividend policies, consider the sale of our interests in our subsidiaries, affiliates, business, marketable securities or other assets, or take a combination of these and other steps, to increase liquidity, reduce indebtedness and fund future activities. Such activities have in the past and may in the future involve related companies.

We periodically evaluate acquisitions of interests in or combinations with companies (including related companies) perceived by management to be undervalued in the marketplace. These companies may or may not be engaged in businesses related to our current businesses. We intend to consider such acquisition activities in the future and, in connection with this activity, may consider issuing additional equity securities and increasing indebtedness. From time to time, we also evaluate the restructuring of ownership interests among our respective subsidiaries and related companies.

Based upon our expectations of operating performance, and the anticipated demands on our cash resources we expect to have sufficient liquidity to meet our short-term obligations (defined as the twelve-month period ending December 31, 2023). If actual developments differ materially from our expectations, our liquidity could be adversely affected. In this regard, Valhi has agreed to loan us up to $50 million on a revolving basis. At December 31, 2022, we had $.5 million in outstanding borrowings under this facility, and we had $49.5 million available for future borrowing under the facility. See Note 10 to our Consolidated Financial Statements.

Capital expenditures

Capital expenditures for 2023 are estimated at approximately $3.0 million, substantially all of which relate to CompX. CompX's 2023 capital investments are primarily to meet its expected customer demand and those required to properly maintain its facilities and technology infrastructure.

Dividends

Because our operations are conducted primarily through subsidiaries and affiliates, our long-term ability to meet parent company-level corporate obligations is largely dependent on the receipt of dividends or other distributions from our subsidiaries and affiliates. A detail of annual dividends we expect to receive from our subsidiaries and affiliates in 2023,

based on the number of shares of common stock of these affiliates we own as of December 31, 2022 and their current regular quarterly dividend rate, is presented in the table below.

	Shares held December 31, 2022		Quarterly dividend rate		Annual expected dividend
	(In millions)				(In millions)
Kronos	35.2	$	.19	$	26.8
CompX	10.8		.25		10.8
Valhi	1.2		.08		.4
Total expected annual dividends				$	38.0

Investments in our subsidiaries and affiliates and other acquisitions

We have in the past and may in the future, purchase the securities of our subsidiaries and affiliates or third-parties in market or privately-negotiated transactions. We base our purchase decisions on a variety of factors, including an analysis of the optimal use of our capital, taking into account the market value of the securities and the relative value of expected returns on alternative investments. In connection with these activities, we may consider issuing additional equity securities or increasing our indebtedness. We may also evaluate the restructuring of ownership interests of our businesses among our subsidiaries and related companies.

Commitments and contingencies

We are subject to certain commitments and contingencies, as more fully described in Note 16 to our Consolidated Financial Statements or in Part I, Item 3 of this report. In addition to those legal proceedings described in Note 16 to our Consolidated Financial Statements, various legislation and administrative regulations have, from time to time, been proposed that seek to (i) impose various obligations on present and former manufacturers of lead pigment and lead-based paint (including us) with respect to asserted health concerns associated with the use of such products and (ii) effectively overturn court decisions in which we and other pigment manufacturers have been successful. Examples of such proposed legislation include bills which would permit civil liability for damages on the basis of market share, rather than requiring plaintiffs to prove that the defendant's product caused the alleged damage and bills which would revive actions barred by the statute of limitations. While no legislation or regulations have been enacted to date that are expected to have a material adverse effect on our consolidated financial position, results of operations or liquidity, enactment of such legislation could have such an effect.

As more fully described in the Notes to our Consolidated Financial Statements, we are party to various debt, leases and other agreements which contractually and unconditionally commit us to pay certain amounts in the future. See Note 10 to our Consolidated Financial Statements. See Notes 1 and 13 to our Consolidated Financial Statements for a description of certain income tax contingencies. Additionally, CompX has purchase obligations of $17.7 million ($16.3 million payable in 2023 and $1.4 million payable in 2024) which consists of open purchase orders and contractual obligations, primarily commitments to purchase raw materials and for capital projects in process at December 31, 2022. The timing and amount for purchase obligations is based on the contractual payment amount and the contractual payment date for those commitments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General - We are exposed to market risk from changes in currency exchange rates, interest rates, raw materials and equity security prices.

Interest rates - We are exposed to market risk from changes in interest rates, primarily related to our indebtedness, CompX's note receiveable from affiliate and our investment in marketable debt securities. We have an outstanding principal amount of indebtedness of $.5 million at December 31, 2022 bearing interest at prime plus 1.875% (9.4% at December 31, 2022) with a maturity date of December 31, 2030. The carrying value of such outstanding indebtedness approximates its fair value.

The outstanding principal amount of the note receivable from affiliate of $13.2 million at December 31, 2022 bears interest at prime plus 1.0% (8.5% at December 31, 2022). We received interest income of $1.0 million from the note

during 2022. At December 31, 2022 we have $70.2 million invested in marketable debt securities, $33.1 held by CompX, at an average interest rate of approximately 3%.

Marketable equity security prices - We are exposed to market risk due to changes in prices of the marketable equity securities which we own. The fair value of our equity securities at December 31, 2021 and 2022 was $34.4 million and $26.4 million, respectively. The potential change in the aggregate fair value of these investments, assuming a 10% change in prices, would be $3.4 million and $2.6 million at December 31, 2021 and 2022, respectively.

Raw materials - CompX will occasionally enter into short-term commodity-related raw material supply arrangements to mitigate the impact of future increases in commodity-related raw material costs. CompX does not have long-term supply agreements for its raw material requirements because either it believes the risk of unavailability of those raw materials is low and it believes the downside risk of price volatility to be too great or because long-term supply agreements for those materials are generally not available. CompX does not engage in commodity raw material hedging programs.

Other - The discussion and sensitivity analysis presented above include forward-looking statements of market risk which assume hypothetical changes in market prices. Actual future market conditions will likely differ materially from such assumptions. Accordingly, such forward-looking statements should not be considered to be projections of future events, gains or losses. Such forward-looking statements are subject to certain risks and uncertainties, some of which are listed in "Business."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this Item is contained in a separate section of this Annual Report. See "Index of Financial Statements" (page F-1).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures which, as defined in Exchange Act Rule 13a-15(e), means controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the Act), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports we file or submit to the SEC under the Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions to be made regarding required disclosure. Each of Courtney J. Riley, our President and Chief Executive Officer and Amy Allbach Samford, our Executive Vice President and Chief Financial Officer, have evaluated the design and effectiveness of our disclosure controls and procedures as of December 31, 2022. Based upon their evaluation, these executive officers have concluded that our disclosure controls and procedures are effective as of the date of this evaluation.

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting which, as defined by Exchange Act Rule 13a-15(f) means a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the

preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"), and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors, and

- provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of assets that could have a material effect on our Consolidated Financial Statements.

Our evaluation of the effectiveness of internal control over financial reporting is based upon the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013 (commonly referred to as the "2013 COSO" framework). Based on our evaluation under that framework, we have concluded that our internal control over financial reporting was effective as of December 31, 2022.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that has audited our consolidated financial statements included in this Annual Report, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in their report, which is included in this Annual Report on Form 10-K.

Other

As permitted by the SEC, our assessment of internal control over financial reporting excludes (i) internal control over financial reporting of equity method investees and (ii) internal control over the preparation of any financial statement schedules which would be required by Article 12 of Regulation S-X. However, our assessment of internal control over financial reporting with respect to equity method investees did include controls over the recording of amounts related to our investment that are recorded in the consolidated financial statements, including controls over the selection of accounting methods for our investments, the recognition of equity method earnings and losses and the determination, valuation and recording of our investment account balances.

Changes in internal control over financial reporting

There has been no change to our internal control over financial reporting during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Certifications

Our chief executive officer is required to annually file a certification with the New York Stock Exchange (NYSE), certifying our compliance with the corporate governance listing standards of the NYSE. During 2022, our chief executive officer filed such annual certification with the NYSE. The 2022 certification was unqualified.

Our chief executive officer and chief financial officer are also required to, among other things, quarterly file certifications with the SEC regarding the quality of our public disclosures, as required by Section 302 of the Sarbanes-Oxley Act of 2002. We have filed the certifications for the quarter ended December 31, 2022 as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

ITEM 9B.   OTHER INFORMATION

Not applicable

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURSIDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our 2023 definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our 2023 proxy statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our 2023 proxy statement.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our 2023 proxy statement. See also Note 15 to our Consolidated Financial Statements.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The Information required by this Item is incorporated by reference to our 2023 proxy statement.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) and (c)   **Financial Statements**

The Registrant

The consolidated financial statements of the Registrant listed on the accompanying Index of Financial Statements (see page F-1) are filed as part of this Annual Report.

50%-or-less persons

The consolidated financial statements of Kronos (31%-owned at December 31, 2022) are incorporated by reference in Exhibit 99.1 of this Annual Report pursuant to Rule 3-09 of Regulation S-X. Management's Report on Internal Control Over Financial Reporting of Kronos is not included as part of Exhibit 99.1. The Registrant is not required to provide any other consolidated financial statements pursuant to Rule 3-09 of Regulation S-X.

(b)   **Exhibits**

We have included as exhibits the items listed in the Exhibit Index. We will furnish a copy of any of the exhibits listed below upon payment of $4.00 per exhibit to cover our cost to furnish the exhibits. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, any instrument defining the rights of holders of long-term debt issues and other agreements related to indebtedness which do not exceed 10% of consolidated total assets as of December 31, 2022 will be furnished to the Commission upon request.

Item No.	Exhibit Index
3.1	Certificate of Amended and Restated Certificate of Incorporation dated May 22, 2008 - incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K (File No. 001-00640) filed with the U.S. Securities and Exchange Commission on May 23, 2008.
3.2	Amended and Restated Bylaws of NL Industries, Inc. as of May 23, 2008 - incorporated by reference to Exhibit 3.2 of the Registrant's Current Report on Form 8-K (File No. 001-00640) filed with the U.S. Securities and Exchange Commission on May 23, 2008.
4.1	Description of the Registrant's Capital Stock. - incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2019.
10.1	Lease Contract dated June 21, 1952, between Farbenfabriken Bayer Aktiengesellschaft and Titangesellschaft mit beschrankter Haftung (German language version and English translation thereof) - incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1985. (P)
10.2	Formation Agreement dated as of October 18, 1993 among Tioxide Americas Inc., Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)
10.3	Joint Venture Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)
10.4	Kronos Offtake Agreement dated as of October 18, 1993 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)

Item No.	Exhibit Index

10.5   Amendment No. 1 to Kronos Offtake Agreement dated as of December 20, 1995 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995. (P)

10.6   Tioxide Americas Offtake Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)

10.7   Amendment No. 1 to Tioxide Americas Offtake Agreement dated as of December 20, 1995 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995. (P)

10.8   Parents' Undertaking dated as of October 18, 1993 between ICI American Holdings Inc. and Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) - incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)

10.9   Allocation Agreement dated as of October 18, 1993 between Tioxide Americas Inc., ICI American Holdings, Inc., Kronos Worldwide, Inc. (f/k/a Kronos, Inc.). and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993. (P)

10.10   Form of Assignment and Assumption Agreement, dated as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit 10.9 to Kronos International, Inc.'s Registration Statement on Form S-4 (File No. 333-100047). (P)

10.11   Form of Cross License Agreement, effective as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit 10.10 to Kronos International, Inc.'s Registration Statement on Form S-4 (File No. 333-100047). (P)

10.12**   Unsecured Revolving Demand Promissory Note dated December 31, 2022 in the principal amount of $25.0 million executed by Valhi, Inc. and payable to the order of Kronos Worldwide, Inc.

10.13   Restated and Amended Agreement by and between Richards Bay Titanium (Proprietary) Limited (acting through its sales agent Rio Tinto Iron & Titanium Limited) and Kronos (US), Inc. effective January 1, 2016 – incorporated by reference to Exhibit 10.26 to the Kronos Worldwide, Inc. Annual Report on Form 10-K (File No. 001-31763) for the year ended December 31, 2015.

10.17 *   Kronos Worldwide, Inc. 2012 Director Stock Plan - incorporated by reference to Exhibit 4.4 of Kronos Worldwide, Inc. Registration statement on Form S-8 (File No. 333-113425).

10.18 *   CompX International Inc. 2012 Director Stock Plan - incorporated by reference to Exhibit 10.2 of CompX International Inc.'s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2012.

10.19 *   NL Industries, Inc. 2012 Director Stock Plan - incorporated by reference to Exhibit 4.4 of Registrant's statement on Form S-8 (File No. 001-00640) Filed on May 31, 2012.

10.20   Second Amended and Restated Agreement Regarding Shared Insurance among CompX International Inc., Contran Corporation, Kronos Worldwide, Inc., NL Industries, Inc. and Valhi, Inc. dated January 25, 2019 – incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2018.

Item No.	Exhibit Index
10.21	Intercorporate Services Agreement by and between Contran Corporation and Kronos Worldwide, Inc. - incorporated by reference to Exhibit 10.1 to the Kronos Worldwide, Inc. Quarterly Report on Form 10-Q (File No. 001-31763) for the quarter ended March 31, 2004.
10.22	Intercorporate Services Agreement between CompX International Inc. and Contran Corporation effective as of January 1, 2004 - incorporated by reference to Exhibit 10.2 to the CompX International Inc. Annual Report on Form 10-K (File No. 1-13905) for the year ended December 31, 2003.
10.23	Intercorporate Services Agreement by and between Contran Corporation and NL Industries, Inc. effective as of January 1, 2004 - incorporated by reference to Exhibit 10.1 to the NL Industries, Inc. Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended March 31, 2004.
10.24	Tax Agreement between Valhi, Inc. and Kronos Worldwide, Inc. dated as of January 1, 2020 - incorporated by reference to Exhibit 10.1 to the Kronos Worldwide, Inc. Annual Report on Form 10-K (File No. 001-31763) for the year ended December 31, 2019.
10.25	Tax Agreement among NL Industries, Inc., Valhi, Inc. and Contran Corporation dated as of January 1, 2020 - incorporated by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2019.
10.26	Unsecured Revolving Demand Promissory Note dated December 31, 2022 in the principal amount of $25.0 million executed by Valhi, Inc. and payable to the order of CompX International Inc. - incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K of CompX International Inc. (File No. 1-13905) for the year ended December 31, 2022.
10.27	Loan Agreement between NLKW Holding, LLC, as Borrower, and Valhi, Inc., as Lender, dated as of November 14, 2016 incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-00640) of the Registrant dated November 14, 2016 and filed on November 15, 2016.
10.28	Pledge and Security Agreement made by and between NLKW Holding, LLC in favor of Valhi, Inc., dated as of November 14, 2016 incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-00640) of the Registrant dated November 14, 2016 and filed on November 15, 2016.
10.29	Back-to-Back Loan Agreement between the registrant, as Borrower, and NLKW Holding, LLC, as Lender, dated as of November 14, 2016 incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-00640) of the Registrant dated November 14, 2016 and filed on November 15, 2016.
10.30	Back-to-Back Pledge and Security Agreement made by and between the registrant in favor of Valhi, Inc., dated as of November 14, 2016 incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-00640) of the Registrant dated November 14, 2016 and filed on November 15, 2016.
10.31	Indenture, dated as of September 13, 2017, among Kronos International, Inc., the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee, collateral agent, paying agent, transfer agent and registrar – incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-31763) of Kronos Worldwide, Inc. dated September 13, 2017 and filed on September 13, 2017.
10.32	Pledge Agreement, dated as of September 13, 2017, among Kronos International, Inc., the guarantors named therein and Deutsche Bank Trust Company Americas, as collateral agent – incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 001-31763) of Kronos Worldwide, Inc. dated September 13, 2017 and filed on September 13, 2017.

Item No.	Exhibit Index
10.33	Credit Agreement dated as of April 20, 2021 by and among Kronos Worldwide, Inc., Kronos Louisiana, Inc., Kronos (US), Inc., Kronos Canada, Inc., Kronos Europe NV, Kronos Titan GmbH and Wells Fargo Bank, National Association as administrative agent and lender – incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended March 31, 2021.
10.34	Guaranty and Security Agreement dated as of April 20, 2021, by and among Kronos Worldwide, Inc., Kronos Louisiana, Inc., Kronos (US), Inc., Kronos Canada, Inc., Kronos International, Inc. and Wells Fargo Bank, National Association as administrative agent and lender – incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended March 31, 2021.
10.35	First Amendment to Loan Agreement between NLKW Holding, LLC, as Borrower, and Valhi, Inc. as Lender, dated as of November 9, 2022 incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-00640) of the Registration dated November 9, 2022.
10.36	First Amendment to Back-to-Back Loan Agreement between NL Industries, Inc., as Borrower, and NLKW Holding, LLC, as Lender, dated as of November 9, 2022 incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-00640) of the Registrant dated November 9, 2022.
21.1 **	Subsidiaries of the Registrant
23.1 **	Consent of PricewaterhouseCoopers LLP with respect to NL's consolidated financial statements.
23.2 **	Consent of PricewaterhouseCoopers LLP with respect to Kronos' consolidated financial statements.
31.1 **	Certification
31.2 **	Certification
32.1 **	Certification
99.1	Consolidated financial statements of Kronos Worldwide, Inc. - incorporated by reference to Kronos' Annual Report on Form 10-K (File No. 1-31763) for the year ended December 31, 2022.
101.INS**	Inline XBRL Instance – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH**	Inline XBRL Taxonomy Extension Schema
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Management contract, compensatory plan or arrangement.

**   Filed herewith

(P) Paper exhibits

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NL Industries, Inc.
(Registrant)

By: /s/Courtney J. Riley
    Courtney J. Riley, March 8, 2023
    (President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Loretta J. Feehan	/s/ John E. Harper
Loretta J. Feehan, March 8, 2023	John E. Harper, March 8, 2023
(Chair of the Board (non-executive))	(Director)
/s/ Michael S. Simmons	/s/ Meredith W. Mendes
Michael S. Simmons, March 8, 2023	Meredith W. Mendes, March 8, 2023
(Vice Chairman and Director)	(Director)
/s/ Amy Allbach Samford	/s/ Cecil H. Moore, Jr.
Amy Allbach Samford, March 8, 2023	Cecil H. Moore, Jr., March 8, 2023
(Executive Vice President and Chief Financial Officer, Principal Financial Officer)	(Director)
/s/ Amy E. Ruf	/s/ Thomas P. Stafford
Amy E. Ruf, March 8, 2023	Thomas P. Stafford, March 8, 2023
(Vice President and Controller, Principal Accounting Officer)	(Director)

NL INDUSTRIES, INC.

Annual Report on Form 10-K

Items 8, 15(a) and 15(c)

Index of Financial Statements

Financial Statements	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	F-2
Consolidated Balance Sheets - December 31, 2021 and 2022	F-5
Consolidated Statements of Income - Years ended December 31, 2020, 2021 and 2022	F-7
Consolidated Statements of Comprehensive Income - Years ended December 31, 2020, 2021 and 2022	F-8
Consolidated Statements of Stockholders' Equity - Years ended December 31, 2020, 2021 and 2022	F-9
Consolidated Statements of Cash Flows - Years ended December 31, 2020, 2021 and 2022	F-10
Notes to Consolidated Financial Statements	F-12

All financial statement schedules have been omitted either because they are not applicable or required, or the information that would be required to be included is disclosed in the Notes to the Consolidated Financial Statements.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NL Industries, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NL Industries, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on internal control over financial reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing

PricewaterhouseCoopers LLP, 2121 N. Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999 1400, www.pwc.com/us



such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Environmental Remediation and Related Matters

As described in Note 16 to the consolidated financial statements, management evaluates the potential range of the Company's liability for environmental remediation and related costs at sites where the Company has been named as a potentially responsible party (PRP) or defendant. As of December 31, 2022, management accrued approximately $92 million related to approximately 33 sites associated with remediation and related matters. Liabilities related to environmental remediation and related matters (including costs associated with damages for property damage and/or damages for injury to natural resources) are recorded when management determines that estimated future expenditures are probable and reasonably estimable. As disclosed by management, environmental remediation and related costs accruals (and the potential range of the Company's liabilities) are adjusted as further information becomes available or as circumstances change which involves management's judgment regarding current facts and circumstances for each site and is subject to various assumptions and estimates.

The principal considerations for our determination that performing procedures relating to environmental remediation and related matters is a critical audit matter is the significant judgment by management when



assessing the accruals and the potential range of the Company's liabilities and when determining whether estimated future expenditures are probable and reasonably estimable, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating evidence related to management's assessment of the accruals and the potential range of the liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of environmental remediation and related matters (including costs and estimates associated with damages for property damage and/or damages for injury to natural resources), including controls over determining whether estimated future expenditures are probable and reasonably estimable, as well as the related financial statement disclosures. These procedures also included, among others, (i) obtaining the rollforward of environmental accrual activity for each matter and, for a sample of sites, reviewing and discussing site activity with management, (ii) obtaining and evaluating responses to letters of audit inquiry from internal and external legal counsel, and (iii) evaluating the sufficiency of the Company's environmental remediation and related matters disclosures.

PricewaterhouseCoopers LLP

Dallas, Texas
March 8, 2023

We have served as the Company's auditor since 1924.

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	
	2021	**2022**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 147,002	$ **68,868**
Restricted cash and cash equivalents	2,765	**2,864**
Marketable securities	—	**70,164**
Accounts and other receivables, net	15,609	**17,870**
Receivables from affiliates	—	**636**
Inventories, net	25,642	**31,290**
Prepaid expenses and other	2,630	**2,276**
Total current assets	193,648	**193,968**
Other assets:		
Restricted cash and cash equivalents	25,475	**25,770**
Note receivable from affiliate	18,700	**13,200**
Marketable securities	34,435	**26,350**
Investment in Kronos Worldwide, Inc.	264,803	**292,206**
Goodwill	27,156	**27,156**
Other assets, net	2,753	**2,523**
Total other assets	373,322	**387,205**
Property and equipment:		
Land	5,071	**5,390**
Buildings	23,161	**23,181**
Equipment	70,664	**74,113**
Construction in progress	2,028	**722**
	100,924	**103,406**
Less accumulated depreciation	71,742	**74,712**
Net property and equipment	29,182	**28,694**
Total assets	$ 596,152	$ **609,867**

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except per share data)

	December 31,	
	2021	2022
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 3,408	**$ 3,537**
Accrued litigation settlement	11,830	**11,830**
Accrued and other current liabilities	12,017	**13,388**
Accrued environmental remediation and related costs	2,643	**2,627**
Payables to affiliates	691	**665**
Income taxes	8	**5**
Total current liabilities	30,597	**32,052**
Noncurrent liabilities:		
Long-term debt from affiliate	500	**500**
Accrued environmental remediation and related costs	90,297	**89,731**
Long-term litigation settlement	38,519	**27,427**
Deferred income taxes	44,056	**50,119**
Accrued pension costs	3,722	**3,012**
Other	3,490	**4,279**
Total noncurrent liabilities	180,584	**175,068**
Equity:		
NL stockholders' equity:		
Preferred stock, no par value; 5,000 shares authorized; none issued	—	**—**
Common stock; $.125 par value; 150,000 shares authorized; 48,803 and 48,816 shares issued and outstanding	6,100	**6,101**
Additional paid-in capital	299,775	**298,598**
Retained earnings	297,351	**300,442**
Accumulated other comprehensive loss	(240,756)	**(222,991)**
Total NL stockholders' equity	362,470	**382,150**
Noncontrolling interest in subsidiary	22,501	**20,597**
Total equity	384,971	**402,747**
Total liabilities and equity	$ 596,152	**$ 609,867**

Commitments and contingencies (Notes 13 and 16)

See accompanying Notes to Consolidated Financial Statements.

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years ended December 31,		
	2020	**2021**	**2022**
Net sales	$ 114,537	$ 140,815	$ 166,562
Cost of sales	81,689	98,066	117,763
Gross margin	32,848	42,749	48,799
Selling, general and administrative expense	21,031	22,223	23,363
Corporate expense	9,460	10,035	11,705
Income from operations	2,357	10,491	13,731
Equity in earnings of Kronos Worldwide, Inc.	19,437	34,323	31,873
Other income (expense):			
Interest and dividend income	2,599	1,603	3,797
Marketable equity securities	(8,671)	16,229	(8,085)
Other components of net periodic pension and OPEB cost	(784)	(665)	(1,134)
Interest expense	(1,350)	(1,142)	(941)
Income before income taxes	13,588	60,839	39,241
Income tax expense (benefit)	(2,515)	7,479	2,785
Net income	16,103	53,360	36,456
Noncontrolling interest in net income of subsidiary	1,423	2,172	2,612
Net income attributable to NL stockholders	$ 14,680	$ 51,188	$ 33,844
Amounts attributable to NL stockholders:			
Basic and diluted net income per share	$ .30	$ 1.05	$ .69
Weighted average shares used in the calculation of net income per share	48,776	48,797	48,811

See accompanying Notes to Consolidated Financial Statements.

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

		Years ended December 31,	
	2020	**2021**	**2022**
Net income	$ 16,103	$ 53,360	$ 36,456
Other comprehensive income (loss), net of tax:			
Currency translation	3,268	(1,660)	**(6,956)**
Defined benefit pension plans	(2,447)	12,236	**24,611**
Other postretirement benefit plans	(320)	(143)	**110**
Total other comprehensive income, net	501	10,433	**17,765**
Comprehensive income	16,604	63,793	**54,221**
Comprehensive income attributable to noncontrolling interest	1,423	2,172	**2,612**
Comprehensive income attributable to NL stockholders	$ 15,181	$ 61,621	$ **51,609**

See accompanying Notes to Consolidated Financial Statements.

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2020, 2021 and 2022

(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Noncontrolling interest in subsidiary	Total equity
Balance at December 31, 2019	$ 6,094	$ 299,102	$ 251,000	$ (251,690)	$ 22,707	$ 327,213
Net income	—	—	14,680	—	1,423	16,103
Other comprehensive income, net of tax	—	—	—	501	—	501
Issuance of NL common stock	4	96	—	—	—	100
Dividends paid - $.16 per share	—	—	(7,805)	—	—	(7,805)
Dividends paid to noncontrolling interest	—	—	—	—	(676)	(676)
Other, net	—	(105)	—	—	18	(87)
Balance at December 31, 2020	6,098	299,093	257,875	(251,189)	23,472	335,349
Net income	—	—	51,188	—	2,172	53,360
Other comprehensive income, net of tax	—	—	—	10,433	—	10,433
Issuance of NL common stock	2	99	—	—	—	101
Dividends paid - $.24 per share	—	—	(11,712)	—	—	(11,712)
Dividends paid to noncontrolling interest	—	—	—	—	(1,324)	(1,324)
Other, net	—	583	—	—	(1,819)	(1,236)
Balance at December 31, 2021	6,100	299,775	297,351	(240,756)	22,501	384,971
Net income	—	—	33,844	—	2,612	36,456
Other comprehensive income, net of tax	—	—	—	17,765	—	17,765
Issuance of NL common stock	1	119	—	—	—	120
Dividends paid - $.63 per share	—	—	(30,753)	—	—	(30,753)
Dividends paid to noncontrolling interest	—	—	—	—	(4,304)	(4,304)
Other, net	—	(1,296)	—	—	(212)	(1,508)
Balance at December 31, 2022	$ 6,101	$ 298,598	$ 300,442	$ (222,991)	$ 20,597	$ 402,747

See accompanying Notes to Consolidated Financial Statements.

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,		
	2020	2021	2022
Cash flows from operating activities:			
Net income	$ 16,103	$ 53,360	**$ 36,456**
Depreciation and amortization	3,827	3,839	**3,977**
Deferred income taxes	(2,530)	7,453	**2,291**
Equity in earnings of Kronos Worldwide, Inc.	(19,437)	(34,323)	**(31,873)**
Dividends received from Kronos Worldwide, Inc.	25,356	25,356	**26,766**
Marketable equity securities	8,671	(16,229)	**8,085**
Benefit plan expense greater (less) than cash funding	(792)	(220)	**130**
Noncash interest expense	1,321	1,116	**908**
Other, net	93	(31)	**(288)**
Change in assets and liabilities:			
Accounts and other receivables, net	1,121	(4,488)	**(2,275)**
Inventories, net	(193)	(7,479)	**(5,832)**
Prepaid expenses and other	(237)	(991)	**353**
Accounts payable and accrued liabilities	(13,163)	(9,399)	**(10,395)**
Income taxes	(77)	13	**(3)**
Accounts with affiliates	193	279	**(662)**
Accrued environmental remediation and related costs	(1,092)	(476)	**(582)**
Other noncurrent assets and liabilities, net	(141)	(171)	**(125)**
Net cash provided by operating activities	19,023	17,609	**26,931**
Cash flows from investing activities:			
Capital expenditures	(1,740)	(4,094)	**(3,695)**
Note receivable from affiliate:			
Collections	33,428	40,600	**29,800**
Loans	(34,828)	(29,800)	**(24,300)**
Purchases of marketable securities	—	—	**(69,959)**
Other, net	—	2	**284**
Net cash provided by (used in) investing activities	(3,140)	6,708	**(67,870)**
Cash flows from financing activities:			
Dividends paid	(7,805)	(11,712)	**(30,753)**
Subsidiary treasury stock acquired	—	(1,311)	**(1,744)**
Dividends paid to noncontrolling interests in subsidiary	(676)	(1,324)	**(4,304)**
Net cash used in financing activities	(8,481)	(14,347)	**(36,801)**

NL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Years ended December 31,		
	2020	**2021**	**2022**
Cash and cash equivalents and restricted cash and cash equivalents - net change from:			
Operating, investing and financing activities	$ 7,402	$ 9,970	**$ (77,740)**
Balance at beginning of year	157,870	165,272	**175,242**
Balance at end of year	$ 165,272	$ 175,242	**$ 97,502**
Supplemental disclosures - cash paid for:			
Interest	$ 27	$ 26	**$ 34**
Income taxes, net	46	32	**1,140**

See accompanying Notes to Consolidated Financial Statements.

NL INDUSTRIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2022

Note 1 - Summary of significant accounting policies:

Nature of our business - NL Industries, Inc. (NYSE: NL) is primarily a holding company. We operate in the component products industry through our majority-owned subsidiary, CompX International Inc. (NYSE American: CIX). We operate in the chemicals industry through our noncontrolling interest in Kronos Worldwide, Inc. (NYSE: KRO).

Organization - At December 31, 2022, Valhi, Inc. (NYSE: VHI) held approximately 83% of our outstanding common stock and a wholly-owned subsidiary of Contran Corporation held approximately 92% of Valhi's outstanding common stock. A majority of Contran's outstanding voting stock is held directly by Lisa K. Simmons and various family trusts established for the benefit of Ms. Simmons, Thomas C. Connelly (the husband of Ms. Simmons' late sister) and their children and for which Ms. Simmons or Mr. Connelly, as applicable, serve as trustee (collectively, the "Other Trusts"). With respect to the Other Trusts for which Mr. Connelly serves as trustee, he is required to vote the shares of Contran voting stock held by such trusts in the same manner as Ms. Simmons. Such voting rights of Ms. Simmons last through April 22, 2030 and are personal to Ms. Simmons. The remainder of Contran's outstanding voting stock is held by another trust (the "Family Trust"), which was established for the benefit of Ms. Simmons and her late sister and their children and for which a third-party financial institution serves as trustee. Consequently, at December 31, 2022 Ms. Simmons and the Family Trust may be deemed to control Contran, and therefore may be deemed to indirectly control the wholly-owned subsidiary of Contran, Valhi and us.

Unless otherwise indicated, references in this report to "we," "us" or "our" refer to NL Industries, Inc. and its subsidiaries and affiliate, Kronos, taken as a whole.

Management's estimates - In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), we are required to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosures of contingent assets and liabilities at each balance sheet date and the reported amounts of our revenues and expenses during each reporting period. Actual results may differ significantly from previously-estimated amounts under different assumptions or conditions.

Principles of consolidation - Our consolidated financial statements include the financial position, results of operations and cash flows of NL and our wholly-owned and majority-owned subsidiaries, including CompX. We account for the 13% of CompX stock we do not own as a noncontrolling interest. We eliminate all material intercompany accounts and balances. Changes in ownership of our wholly-owned and majority-owned subsidiaries are accounted for as equity transactions with no gain or loss recognized on the transaction unless there is a change in control.

Currency translation - The financial statements of Kronos' non-U.S. subsidiaries are translated to U.S. dollars. The functional currency of Kronos' non-U.S. subsidiaries is generally the local currency of their country. Accordingly, Kronos translates the assets and liabilities at year-end rates of exchange, while it translates its revenues and expenses at average exchange rates prevailing during the year. We accumulate the resulting translation adjustments in stockholders' equity as part of accumulated other comprehensive income (loss), net of related deferred income taxes. Kronos recognizes currency transaction gains and losses in income which is reflected as part of our equity in earnings (losses) of Kronos.

Cash and cash equivalents - We classify bank time deposits and highly liquid investments, including government and commercial notes and bills, with original maturities of three months or less as cash equivalents.

Restricted cash and cash equivalents - We classify cash equivalents that have been segregated or are otherwise limited in use as restricted. Such restrictions include cash pledged as collateral with respect to performance obligations or letters of credit required by regulatory agencies for certain environmental remediation sites and cash pledged as collateral

with respect to certain workers compensation liabilities or legal settlements. To the extent the restricted amount relates to a recognized liability, we classify such restricted amount as either a current or noncurrent asset to correspond with the classification of the liability. To the extent the restricted amount does not relate to a recognized liability, we classify restricted cash as a current asset. Restricted cash equivalents classified as a current asset or a noncurrent asset are presented separately on our Consolidated Balance Sheets.

Marketable securities and securities transactions - We carry marketable debt and equity securities at fair value. Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, establishes a consistent framework for measuring fair value and (with certain exceptions) this framework is generally applied to all financial statement items required to be measured at fair value. The standard requires fair value measurements to be classified and disclosed in one of the following three categories:

- *Level 1* - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- *Level 2* - Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the assets or liability; and

- *Level 3* - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

We classify all of our marketable securities as available-for-sale. We accumulate unrealized gains and losses on marketable debt securities as part of accumulated other comprehensive income (loss), net of related deferred income taxes. We recognize unrealized gains or losses on the marketable equity securities in Marketable equity securities on our Consolidated Statements of Income. We base realized gains and losses upon the specific identification of the securities sold. See Notes 5 and 11.

Accounts receivable - We provide an allowance for doubtful accounts for known and estimated potential losses arising from sales to customers based on a periodic review of these accounts. See Note 3.

Inventories and cost of sales - We state inventories at the lower of cost or net realizable value. We record a provision for obsolete and slow-moving inventories. We generally base inventory costs for all inventory categories on an average cost that approximates the first-in, first-out method. Inventories include the costs for raw materials, the cost to manufacture the raw materials into finished goods and overhead. Depending on the inventory's stage of completion, our manufacturing costs can include the costs of packing and finishing, utilities, maintenance and depreciation, shipping and handling, and salaries and benefits associated with our manufacturing process. We allocate fixed manufacturing overhead costs based on normal production capacity. Unallocated overhead costs resulting from periods with abnormally low production levels are charged to expense as incurred. As inventory is sold to third parties, we recognize the cost of sales in the same period that the sale occurs. We periodically review our inventory for estimated obsolescence or instances when inventory is no longer marketable for its intended use and we record any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors. See Note 4.

Investment in Kronos Worldwide, Inc. - We account for our 31% non-controlling interest in Kronos by the equity method. Distributions received from Kronos are classified for statement of cash flow purposes using the "nature of distribution" approach under ASC Topic 230. See Note 6.

Goodwill - Goodwill represents the excess of cost over fair value of individual net assets acquired in business combinations. Goodwill is not subject to periodic amortization. We evaluate goodwill for impairment annually, or when circumstances indicate the carrying value may not be recoverable. See Note 7.

Leases - We enter into various arrangements (or leases) that convey the rights to use and control identified underlying assets for a period of time in exchange for consideration. We lease various facilities and equipment. From time

to time, we may also enter into an arrangement in which the right to use and control an identified underlying asset is embedded in another type of contract. We determine if an arrangement is a lease (including leases embedded in another type of contract) at inception. All of our leases are classified as operating leases under ASC Topic 842 *Leases*. Operating leases are not material.

Property and equipment; depreciation expense - We state property and equipment, including purchased computer software for internal use, at cost. We compute depreciation of property and equipment for financial reporting purposes principally by the straight-line method over the estimated useful lives of 15 to 40 years for buildings and 3 to 20 years for equipment and software. We use accelerated depreciation methods for income tax purposes, as permitted. Upon sale or retirement of an asset, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized in income currently. Expenditures for maintenance, repairs and minor renewals are expensed; expenditures for major improvements are capitalized.

We perform impairment tests when events or changes in circumstances indicate the carrying value may not be recoverable. We consider all relevant factors. We perform impairment tests by comparing the estimated future undiscounted cash flows associated with the asset to the asset's net carrying value to determine whether impairment exists.

Employee benefit plans - Accounting and funding policies for our defined benefit pension and defined contribution retirement plans are described in Note 11. We also provide certain postretirement benefits other than pensions (OPEB), consisting of health care and life insurance benefits, to certain U.S. and Canadian retired employees, which are not material. See Note 12.

Income taxes - We, Valhi and our qualifying subsidiaries are members of Contran's consolidated U.S. federal income tax group (the Contran Tax Group) and we and certain of our qualifying subsidiaries also file consolidated unitary state income tax returns with Contran in qualifying U.S. jurisdictions. As a member of the Contran Tax Group, we are jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. See Note 16. As a member of the Contran Tax Group, we are party to a tax sharing agreement with Valhi and Contran which provides that we compute our provision for income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to our tax sharing agreement, we make payments to or receive payments from Valhi in amounts that we would have paid to or received from the U.S. Internal Revenue Service or the applicable state tax authority had we not been a member of the Contran Tax Group. We made net payments to Valhi for income taxes of nil in each of 2020 and 2021 and $1.1 million in 2022.

We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in our subsidiaries and affiliates who are not members of the Contran Tax Group and undistributed earnings of non-U.S. subsidiaries which are not deemed to be permanently reinvested. In addition, we recognize deferred income taxes with respect to the excess of the financial reporting carrying amount over the income tax basis of our direct investment in Kronos common stock because the exemption under GAAP to avoid recognition of such deferred income taxes is not available to us. Deferred income tax assets and liabilities for each tax-paying jurisdiction in which we operate are netted and presented as either a noncurrent deferred income tax asset or liability, as applicable. We periodically evaluate our deferred tax assets in the various taxing jurisdictions in which we operate and adjust any related valuation allowance based on the estimate of the amount of such deferred tax assets that we believe does not meet the more-likely-than-not recognition criteria.

We account for the tax effects of a change in tax law as a component of the income tax provision related to continuing operations in the period of enactment, including the tax effects of any deferred income taxes originally established through a financial statement component other than continuing operations (i.e. other comprehensive income). Changes in applicable income tax rates over time as a result of changes in tax law, or times in which a deferred income tax asset valuation allowance is initially recognized in one year and subsequently reversed in a later year, can give rise to "stranded" tax effects in accumulated other comprehensive income in which the net accumulated income tax (benefit) remaining in accumulated other comprehensive income does not correspond to the then-applicable income tax rate applied

to the pre-tax amount which resides in accumulated other comprehensive income. As permitted by GAAP, our accounting policy is to remove any such stranded tax effect remaining in accumulated other comprehensive income, by recognizing an offset to our provision for income taxes related to continuing operations, only at the time when there is no remaining pre-tax amount in accumulated other comprehensive income. For accumulated other comprehensive income related to currency translation, this would occur only upon the sale or complete liquidation of one of our non-U.S. subsidiaries. For defined pension benefit plans and OPEB plans, this would occur whenever one of our subsidiaries which previously sponsored a defined benefit pension or OPEB plan had terminated such a plan and had no future obligation or plan asset associated with such a plan.

We record a reserve for uncertain tax positions for tax positions where we believe it is more-likely-than-not our position will not prevail with the applicable tax authorities. The amount of the benefit associated with our uncertain tax positions that we recognize is limited to the largest amount for which we believe the likelihood of realization is greater than 50%. We accrue penalties and interest on the difference between tax positions taken on our tax returns and the amount of benefit recognized for financial reporting purposes. We classify our reserves for uncertain tax positions in a separate current or noncurrent liability, depending on the nature of the tax position. See Note 13.

Environmental remediation costs - We record liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. We adjust these accruals as further information becomes available to us or as circumstances change. We generally do not discount estimated future expenditures to present value. We recognize any recoveries of remediation costs from other parties when we deem their receipt probable. At December 31, 2021 and 2022, we had not recognized any such receivables for recoveries. We expense any environmental remediation related legal costs as incurred. See Note 16.

Net sales - Our sales involve single performance obligations to ship our products pursuant to customer purchase orders. In some cases, the purchase order is supported by an underlying master sales agreement, but our purchase order verification notice generally evidences the contract with our customer by specifying the key terms of product and quantity ordered, price and delivery and payment terms. In accordance with ASC Topic 606, *Revenue from Contracts with Customers,* we record revenue when we satisfy our performance obligations to our customers by transferring control of our products to them, which generally occurs at point of shipment or upon delivery. Such transfer of control is also evidenced by transfer of legal title and other risks and rewards of ownership (giving the customer the ability to direct the use of, and obtain substantially all of the benefits of, the product), and our customers becoming obligated to pay us and it is probable we will receive payment. In certain arrangements we provide shipping and handling activities after the transfer of control to our customer (e.g. when control transfers prior to delivery). In such arrangements shipping and handling are considered fulfillment activities, and accordingly, such costs are accrued when the related revenue is recognized.

Revenue is recorded in an amount that reflects the net consideration we expect to receive in exchange for our products. Prices for our products are based on terms specified in published list prices and purchase orders, which generally do not include financing components, noncash consideration or consideration paid to our customers. As our standard payment terms are less than one year, we have elected the practical expedient under ASC 606 and we have not assessed whether a contract has a significant financing component. We state sales net of price, early payment and distributor discounts as well as volume rebates (collectively, variable consideration). Variable consideration, to the extent present, is not material and is recognized as the amount to which we are most-likely to be entitled, using all information (historical, current and forecasted) that is reasonably available to us, and only to the extent that a significant reversal in the amount of the cumulative revenue recognized is not probable of occurring in a future period. Differences, if any, between estimates of the amount of variable consideration to which we will be entitled and the actual amount of such variable consideration have not been material in the past. We occasionally receive partial or full consideration from our customers prior to the completion of our performance obligation (shipment of product). We record estimated deferred revenue on the amount to which we are most likely to be entitled and deferred revenue is recognized into revenue as our performance obligation has been satisfied. Deferred revenue has not been material in the past. We report any tax assessed by a governmental authority that we collect from our customers that is both imposed on and concurrent with our revenue-producing activities (such as sales, use, value added and excise taxes) on a net basis (meaning we do not recognize these taxes either in our revenues or in our costs and expenses).

Frequently, we receive orders for products to be delivered over dates that may extend across reporting periods. We invoice for each delivery upon shipment and recognize revenue for each distinct shipment when all sales recognition criteria for that shipment have been satisfied. As scheduled delivery dates for these orders are within a one year period, under the optional exemption provided by ASC 606, we do not disclose sales allocated to future shipments of partially completed contracts.

Selling, general and administrative expenses; advertising costs; research and development costs - Selling, general and administrative expenses include costs related to marketing, sales, distribution, research and development, and administrative functions such as accounting, treasury and finance, as well as costs for salaries and benefits, travel and entertainment, promotional materials and professional fees. We expense advertising costs and research and development costs as incurred. Advertising and research and development costs were not significant in any year presented.

Corporate expenses - Corporate expenses include environmental, legal and other costs attributable to formerly-owned business units.

Note 2 - Business and geographic information:

We operate in the security products industry and marine components industry through our majority ownership of CompX. CompX manufactures and sells security products including locking mechanisms and other security products for sale to the postal, transportation, office and institutional furniture, cabinetry, tool storage, healthcare and other industries. CompX also manufactures and distributes wake enhancement systems, stainless steel exhaust systems, gauges, throttle controls, trim tabs and related hardware and accessories primarily for ski/wakeboard boats and performance boats.

The following table disaggregates our net sales by reporting unit, which are the categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors (as required by ASC 606).

	Years ended December 31,		
	2020	2021	2022
		(In thousands)	
Net sales:			
Security Products	$ 87,863	$ 105,124	$ 114,519
Marine Components	26,674	35,691	52,043
Total	$ 114,537	$ 140,815	$ 166,562

For geographic information, the point of origin (place of manufacture) for all net sales is the U.S., the point of destination for net sales is based on the location of the customer.

	Years ended December 31,		
	2020	2021	2022
		(In thousands)	
Net sales - point of destination:			
United States	$ 107,712	$ 129,160	$ 153,982
Canada	4,423	8,061	9,227
Mexico	431	589	722
Other	1,971	3,005	2,631
Total	$ 114,537	$ 140,815	$ 166,562

Note 3 - Accounts and other receivables, net:

	December 31, 2021		December 31, 2022
	(In thousands)		
Trade receivables - CompX	$ 15,616	$	17,910
Accrued insurance recoveries	43		—
Other receivables	20		30
Allowance for doubtful accounts	(70)		(70)
Total	$ 15,609	$	17,870

Accrued insurance recoveries are discussed in Note 16.

Note 4 - Inventories, net:

	December 31, 2021		December 31, 2022
	(In thousands)		
Raw materials	$ 5,042	$	6,245
Work in process	16,767		19,983
Finished products	3,833		5,062
Total	$ 25,642	$	31,290

Note 5 - Marketable securities:

Our current marketable securities are invested in U.S. government treasuries with original maturities ranging in length from 4 months to 12 months. The fair value of our current marketable securities are determined using Level 2 inputs (because although these securities are traded, in many cases the market is not active and the year-end valuation is generally based on the last trade of the year, which may be several days prior to December 31).

Our noncurrent marketable securities consist of investments in the publicly-traded shares of our immediate parent company Valhi, Inc. Our shares of Valhi common stock are accounted for as available-for-sale securities, which are carried at fair value using quoted market prices in active markets and represent a Level 1 input within the fair value hierarchy.

	Fair value measurement level	Market value	Cost or amortized cost	Unrealized gain (loss)
		(In thousands)		
December 31, 2021				
Noncurrent assets				
Valhi common stock	1	$ 34,435	$ 24,347	$ 10,088
December 31, 2022				
Current assets - fixed income securities	2	$ 70,164	$ 70,226	$ (62)
Noncurrent assets				
Valhi common stock	1	$ 26,350	$ 24,347	$ 2,003

At December 31, 2021 and 2022, we held approximately 1.2 million shares of our immediate parent company, Valhi. See Note 1. The per share quoted market price of Valhi common stock at December 31, 2021 and 2022 was $28.75 and $22.00, respectively.

The Valhi common stock we own is subject to the restrictions on resale pursuant to certain provisions of the SEC Rule 144. In addition, as a majority-owned subsidiary of Valhi we cannot vote our shares of Valhi common stock under Delaware General Corporation Law, but we do receive dividends from Valhi on these shares, when declared and paid.

Note 6 - Investment in Kronos Worldwide, Inc.:

At December 31, 2021 and 2022, we owned approximately 35.2 million shares of Kronos common stock. The per share quoted market price of Kronos common stock at December 31, 2021 and 2022 was $15.01 and $9.40 per share, respectively, or an aggregate market value of $528.6 million and $331.1 million, respectively. The change in the carrying value of our investment in Kronos during the past three years is summarized below:

	Years ended December 31,		
	2020	2021	2022
	(In millions)		
Balance at the beginning of the period	$ 248.4	$ 242.4	$ 264.8
Equity in earnings of Kronos	19.4	34.3	31.9
Dividends received from Kronos	(25.4)	(25.4)	(26.8)
Equity in Kronos' other comprehensive income (loss):			
Currency translation	4.1	(2.1)	(8.8)
Defined benefit pension plans	(3.7)	15.6	30.9
Other postretirement benefit plans	(.1)	—	—
Other	(.3)	—	.2
Balance at the end of the period	$ 242.4	$ 264.8	$ 292.2

Selected financial information of Kronos is summarized below:

	December 31,	
	2021	2022
	(In millions)	
Current assets	$ 1,258.0	$ 1,242.2
Property and equipment, net	503.4	484.5
Investment in TiO_2 joint venture	101.9	112.9
Other noncurrent assets	149.5	94.8
Total assets	$ 2,012.8	$ 1,934.4
Current liabilities	$ 288.8	$ 326.7
Long-term debt	449.8	424.1
Accrued pension costs	287.4	128.6
Other noncurrent liabilities	116.6	97.8
Stockholders' equity	870.2	957.2
Total liabilities and stockholders' equity	$ 2,012.8	$ 1,934.4

	Years ended December 31,		
	2020	2021	2022
	(In millions)		
Net sales	$ 1,638.8	$ 1,939.4	$ 1,930.2
Cost of sales	1,287.6	1,493.2	1,539.1
Income from operations	116.2	187.1	159.6
Income tax expense	16.1	40.5	29.4
Net income	63.9	112.9	104.5

Note 7 - Goodwill:

All of our goodwill is related to our component products operations and was generated from CompX's acquisitions of certain business units. There have been no changes in the carrying amount of our goodwill during the past three years.

We assign goodwill based on the reporting unit (as that term is defined in ASC Topic 350-20-20 *Goodwill*) which corresponds to CompX's security products operations. We test for goodwill impairment at the reporting unit level. In accordance with ASC 350-20-35, we test for goodwill impairment during the third quarter of each year or when circumstances arise that indicate an impairment might be present.

In 2020, 2021 and 2022, our goodwill was tested for impairment only in the third quarter of each year in connection with our annual testing. No impairment was indicated as part of such annual review of goodwill. As permitted by GAAP, during 2020, 2021 and 2022 we used the qualitative assessment of ASC 350-20-35 for our annual impairment test and determined it was not necessary to perform the quantitative goodwill impairment test. Prior to 2020, all of the goodwill related to CompX's marine components operations (which aggregated $10.1 million) was impaired, and all of the goodwill related to our wholly-owned subsidiary EWI Re, Inc., (EWI) which was formerly an insurance brokerage and risk management services company (which aggregated $6.4 million), was impaired. Our gross goodwill at December 31, 2022 was $43.7 million.

Note 8 - Other assets, net:

	December 31,			
	2021		**2022**	
	(In thousands)			
Pension asset	$	1,356	$	1,105
Other		1,397		1,418
Total	$	2,753	$	2,523

Note 9 - Accrued and other current liabilities:

	December 31,			
	2021		**2022**	
	(In thousands)			
Employee benefits	$	10,345	$	11,023
Other		1,672		2,365
Total	$	12,017	$	13,388

Note 10 - Long-term debt:

In November 2016, we entered into a financing transaction with Valhi. Previously, and in contemplation of the financing transaction described herein, we formed NLKW Holding, LLC and capitalized it with 35.2 million shares of the common stock of Kronos held by us.

The financing transaction consisted of two steps. Under the first step, NLKW entered into a $50 million revolving credit facility (the "Valhi Credit Facility") pursuant to which NLKW can borrow up to $50 million from Valhi (with such commitment amount subject to increase from time to time at Valhi's sole discretion). Proceeds from any borrowings by NLKW under the Valhi Credit Facility would be available for one or more loans from NLKW to us in accordance with the terms of the second step of the financing transaction: a Back-to-Back Credit Facility, as described below. Outstanding borrowings under the Valhi Credit Facility bear interest at the prime rate plus 1.875% per annum, payable quarterly, with

all amounts due on the maturity date. The maximum principal amount which may be outstanding from time-to-time under the Valhi Credit Facility is limited to 50% of the amount determined by multiplying the number of shares of Kronos common stock pledged by the most recent closing price of such security on the New York Stock Exchange. Borrowings under the Valhi Credit Facility are collateralized by the assets of NLKW (consisting primarily of the shares of Kronos common stock pledged) and 100% of the membership interest in NLKW held by us. The Valhi Credit Facility contains a number of covenants and restrictions which, among other things, restrict NLKW's ability to incur additional debt, incur liens, and merge or consolidate with, or sell or transfer substantially all of NLKW's assets to, another entity, and require NLKW to maintain a minimum specified level of consolidated net worth. Upon an event of default, Valhi will be entitled to terminate its commitment to make further loans to NLKW, to declare the outstanding loans (with interest) immediately due and payable, and, in the case of certain insolvency events with respect to NLKW or us, to exercise its rights with respect to the collateral. Such collateral rights include the right to purchase all of the shares of Kronos common stock pledged at a purchase price equal to the aggregate market value of such stock (with such market value determined by an independent third-party valuation provider), less amounts owing to Valhi under the Valhi Credit Facility, with up to 50% of such purchase price being payable by Valhi in the form of an unsecured promissory note bearing interest at the prime rate plus 2.75% per annum, payable quarterly, with all amounts due no later than five years from the date of purchase, and with the remainder of such purchase price payable in cash at the date of purchase.

Contemporaneously with the entering into the Valhi Credit Facility, NLKW entered into a $50 million revolving credit facility (the "Back-to-Back Credit Facility") with us, pursuant to which we can borrow up to $50 million from NLKW (with such commitment amount subject to increase from time to time at NLKW's sole discretion). Proceeds from any borrowings under the Back-to-Back Credit Facility would be available for our general corporate purposes, including providing resources to assist us in the resolution of certain claims and contingent liabilities which may be asserted against us. Outstanding borrowings under the Back-to-Back Credit Facility bear interest at the same rate and are payable on the same maturity date as are borrowings by NLKW under the Valhi Credit Facility. Borrowings under the Back-to-Back Credit Facility are on an unsecured basis; however, as a condition thereto, we pledged to Valhi as collateral for the Valhi Credit Facility our 100% membership interest in NLKW. Any outstanding borrowings and interest on such borrowings under the Back-to-Back Credit Facility are eliminated in the preparation of the consolidated financial statements.

In November 2022, NLKW and Valhi entered into a first amendment to the Valhi Credit Facility to extend the latest maturity date (and consequently the latest borrowing date) under the Valhi Credit Facility from December 31, 2023 to December 31, 2030; and NLKW and NL entered into a first amendment to the Back-to-Back Credit Facility to extend the latest maturity date (and consequently the latest borrowing date) under the Back-to-Back Credit Facility from December 31, 2023 to December 31, 2030. The related collateral arrangements remained unchanged by these amendments.

We had outstanding borrowings under the Valhi Credit Facility of $.5 million as of December 31, 2021 and 2022. The interest rate as of December 31, 2022 was 9.4% and the average interest rate for the year then ended was 6.7%. See Note 15. NLKW is in compliance with all of the covenants contained in the Valhi Credit Facility at December 31, 2022.

Note 11 - Employee benefit plans:

Defined contribution plans - We maintain various defined contribution pension plans. Company contributions are based on matching or other formulas. Defined contribution plan expense approximated $3.0 million in 2020, $3.7 million in 2021 and $3.9 million in 2022.

Defined benefit pension plans - We maintain a defined benefit pension plan in the U.S. We also maintain a plan in the United Kingdom (U.K.) related to a former disposed business unit in the U.K. The benefits under our defined benefit plans are based upon years of service and employee compensation. The plans are closed to new participants and no additional benefits accrue to existing plan participants. Our funding policy is to contribute annually the minimum amount required under ERISA (or equivalent non-U.S.) regulations plus additional amounts as we deem appropriate.

In accordance with applicable U.K. pension regulations, we entered into an agreement in March 2021 for the bulk annuity purchase, or "buy-in" with a specialist insurer of defined benefit pension plans. Following the buy-in, individual

policies will replace the bulk annuity policy in a "buy-out" which is expected to be completed in 2023. The buy-out is expected to be completed with existing plan funds. At the completion of the buy-out we will remove the assets and liabilities of the U.K. pension plan from our Consolidated Financial Statements and a final plan settlement gain or loss (which we are currently unable to estimate) will be included in net periodic pension cost. At December 31, 2022, the U.K. plan had a benefit obligation of $5.8 million, plan assets of $6.9 million and a pension plan asset of $1.1 million was recognized in our Consolidated Balance Sheet.

We expect to contribute approximately $1.2 million to our defined benefit pension plans during 2023. Benefit payments to all plan participants out of plan assets are expected to be the equivalent of:

Years ending December 31,	Amount
	(In thousands)
2023	$ 3,441
2024	3,368
2025	3,295
2026	3,237
2027	3,164
Next 5 years	14,426

The funded status of our defined benefit pension plans is presented in the table below.

		December 31,		
		2021		2022
		(In thousands)		
Change in projected benefit obligations (PBO):				
Benefit obligations at beginning of the year	$	52,873	$	50,367
Interest cost		947		1,138
Plan settlement		—		(188)
Actuarial (gains) losses		295		(10,777)
Change in currency exchange rates		(73)		(965)
Benefits paid		(3,675)		(3,485)
Benefit obligations at end of the year		50,367		36,090
Change in plan assets:				
Fair value of plan assets at beginning of the year		50,260		47,940
Actual return on plan assets		226		(10,263)
Employer contributions		1,169		1,228
Change in currency exchange rates		(40)		(1,294)
Benefits paid		(3,675)		(3,485)
Fair value of plan assets at end of year		47,940		34,126
Funded status	$	(2,427)	$	(1,964)
Amounts recognized in the balance sheet:				
Noncurrent pension asset	$	1,356	$	1,105
Accrued pension costs:				
Current		(61)		(57)
Noncurrent		(3,722)		(3,012)
Total		(2,427)		(1,964)
Accumulated other comprehensive loss - actuarial losses, net		28,265		27,530
Total	$	25,838	$	25,566
Accumulated benefit obligations (ABO)	$	50,367	$	36,090

The amounts shown in the table above for actuarial (gains) losses at December 31, 2021 and 2022 have not been recognized as components of our periodic defined benefit pension cost as of those dates. These amounts will be recognized as components of our periodic defined benefit cost in future years. These amounts, net of deferred income taxes, are recognized in our accumulated other comprehensive income (loss) at December 31, 2021 and 2022.

The total net underfunded status of our defined benefit pension plans decreased from $2.4 million at December 31, 2021 to $2.0 million at December 31, 2022 due to the change in our PBO exceeding the change in plan assets during 2022. The decrease in our PBO in 2022 was primarily attributable to actuarial gains due to the increase in discount rates from year end 2021. The decrease in our plan assets in 2022 was primarily attributable to negative plan asset returns in 2022.

The table below details the changes in other comprehensive income (loss) during 2020, 2021 and 2022.

| | Years ended December 31, | | |
	2020	2021	2022
	(In thousands)		
Changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net actuarial gain (loss) arising during the year	$ (934)	$ 1,618	$ (1,034)
Plan settlement	—	—	104
Amortization of unrecognized net actuarial gain (loss)	1,412	(1,562)	1,664
Total	$ 478	$ 56	$ 734

The components of our net periodic defined benefit pension cost are presented in the table below. The amounts shown below for recognized actuarial losses in 2020, 2021 and 2022, net of deferred income taxes, was recognized as a component of our accumulated other comprehensive income at December 31, 2019, 2020 and 2021, respectively.

| | Years ended December 31, | | |
	2020	2021	2022
	(In thousands)		
Net periodic pension cost:			
Interest cost	$ 1,483	$ 947	$ 1,138
Expected return on plan assets	(1,850)	(1,603)	(1,552)
Plan settlement	—	—	104
Recognized actuarial losses	1,412	1,562	1,664
Total	$ 1,045	$ 906	$ 1,354

Certain information concerning our defined benefit pension plans (including information concerning certain plans for which ABO exceeds the fair value of plan assets as of the indicated date) is presented in the table below.

| | December 31, | |
	2021	2022
	(In thousands)	
PBO at end of the year:		
U.S. plan	$ 40,254	$ 30,254
U.K. plan	10,113	5,836
Total	$ 50,367	$ 36,090
Fair value of plan assets at end of the year:		
U.S. plan	$ 36,471	$ 27,185
U.K. plan	11,469	6,941
Total	$ 47,940	$ 34,126
Plans for which the ABO exceeds plan assets (only our U.S. plan):		
PBO	$ 40,254	$ 30,254
ABO	40,254	30,254
Fair value of plan assets	36,471	27,185

The weighted-average discount rate assumptions used in determining the actuarial present value of our benefit obligations as of December 31, 2021 and 2022 are 2.3% and 5.1%, respectively. Such weighted-average rates were determined using the projected benefit obligations at each date. Since our plans are closed to new participants and no new additional benefits accrue to existing plan participants, assumptions regarding future compensation levels are not

applicable. Consequently, the accumulated benefit obligations for all of our defined benefit pension plans were equal to the projected benefit obligations at December 31, 2021 and 2022.

The weighted-average rate assumptions used in determining the net periodic pension cost for 2020, 2021 and 2022 are presented in the table below. Such weighted-average discount rates were determined using the projected benefit obligations as of the beginning of each year and the weighted-average long-term return on plan assets was determined using the fair value of plan assets as of the beginning of each year.

| | Years ended December 31, | | |
Rate	2020	2021	2022
Discount rate	2.9 %	2.1 %	**2.3 %**
Long-term rate of return on plan assets	4.2 %	3.3 %	**3.3 %**

Variances from actuarially assumed rates will result in increases or decreases in accumulated pension obligations, pension expense and funding requirements in future periods.

In determining the expected long-term rate of return on our U.S. and non-U.S. plan asset assumptions, we consider the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive third-party advice about appropriate long-term rates of return. In the U.S. we currently have a plan asset target allocation of 34% to equity securities, 59% to fixed income securities, and the remainder is allocated to multi-asset strategies. The expected long-term rate of return for such investments is approximately 7%, 5% and 4%, respectively (before plan administrative expenses). Approximately 90% of our U.S. plan assets are invested in funds that are valued at net asset value (NAV) and, in accordance with ASC 820-10, not subject to classification in the fair value hierarchy. The non-U.S. plan assets are invested primarily in insurance contracts and are a Level 3 input.

We regularly review our actual asset allocation for each plan, and will periodically rebalance the investments in each plan to more accurately reflect the targeted allocation and/or maximize the overall long-term return when considered appropriate.

The composition of our pension plan assets by fair value level at December 31, 2021 and 2022 is shown in the table below.

| | | Fair Value Measurements | | | |
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Assets measured at NAV
			(In thousands)		
December 31, 2021:					
U.S.					
Equities	$ 12,951	$ 831	$ —	$ 108	$ 12,012
Fixed income	21,299	—	—	—	21,299
Cash and other	2,221	1,352	—	—	869
U.K. - Other	11,469	1,324	—	10,145	—
Total	$ 47,940	$ 3,507	$ —	$ 10,253	$ 34,180

		Fair Value Measurements			
	Total	**Quoted prices in active markets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Assets measured at NAV**
			(In thousands)		
December 31, 2022:					
U.S.					
Equities	$ 8,591	$ 694	$ —	$ —	$ 7,897
Fixed income	15,954	149	—	—	15,805
Cash and other	2,640	1,903	—	44	693
U.K. - Other	6,941	1,104	—	5,837	—
Total	$ 34,126	$ 3,850	$ —	$ 5,881	$ 24,395

As noted above, in March 2021 we purchased a bulk annuity for our U.K. pension plan and such annuity is considered a Level 3 asset included with "U.K. – Other" in the table above.

Note 12 - Other noncurrent liabilities:

	December 31,	
	2021	**2022**
	(In thousands)	
Reserve for uncertain tax positions	$ 1,724	$ 2,714
OPEB	787	637
Insurance claims and expenses	632	625
Other	347	303
Total	$ 3,490	$ 4,279

Our reserve for uncertain tax positions is discussed in Note 13.

Note 13 - Income taxes:

The provision for income taxes and the difference between such provision for income taxes and the amount that would be expected using the U.S. federal statutory income tax rate are presented below.

	Years ended December 31,		
	2020	**2021**	**2022**
	(In millions)		
Expected tax expense, at U.S. federal statutory income tax rate of 21%	$ 2.9	$ 12.8	**$ 8.2**
Nontaxable dividends received from Kronos	(5.3)	(5.3)	**(5.6)**
U.S. state income taxes and other, net	(.1)	—	**.2**
Income tax expense (benefit)	$ (2.5)	$ 7.5	**$ 2.8**
Components of income tax expense (benefit):			
Currently payable	$ —	$ —	**$ .5**
Deferred income tax expense (benefit)	(2.5)	7.5	**2.3**
Income tax expense (benefit)	$ (2.5)	$ 7.5	**$ 2.8**
Comprehensive provision (benefit) for income taxes allocable to:			
Net income	$ (2.5)	$ 7.5	**$ 2.8**
Additional paid-in capital	(.1)	—	**—**
Other comprehensive income:			
Currency translation	.9	(.4)	**(1.8)**
Pension plans	(.7)	3.2	**6.5**
OPEB plans	(.1)	—	**.1**
Total	$ (2.5)	$ 10.3	**$ 7.6**

In accordance with GAAP, we recognize deferred income taxes on our undistributed equity in earnings (losses) of Kronos. Because we and Kronos are part of the same U.S. federal income tax group, any dividends we receive from Kronos are nontaxable to us. Accordingly, we do not recognize and we are not required to pay income taxes on dividends from Kronos. We received aggregate dividends from Kronos of $25.4 million in each of 2020 and 2021 and $26.8 million in 2022. See Note 6.

The components of the net deferred tax liability at December 31, 2021 and 2022 are summarized in the following table.

	December 31,			
	2021		2022	
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Tax effect of temporary differences related to:				
Inventories	$ .5	$ —	$ .4	$ —
Marketable securities	—	(7.0)	—	(5.3)
Property and equipment	—	(2.7)	—	(2.0)
Accrued OPEB costs	.2	—	.2	—
Accrued pension costs	.5	—	.4	—
Accrued employee benefits	1.3	—	1.3	—
Accrued environmental liabilities	26.7	—	24.3	—
Goodwill	—	(1.7)	—	(1.7)
Other accrued liabilities and deductible differences	.2	—	.2	—
Other taxable differences	—	(2.3)	—	(2.4)
Investment in Kronos Worldwide, Inc.	—	(59.8)	—	(65.5)
Adjusted gross deferred tax assets (liabilities)	29.4	(73.5)	26.8	(76.9)
Netting of items by tax jurisdiction	(29.4)	29.4	(26.8)	26.8
Net noncurrent deferred tax liability	$ —	$ (44.1)	$ —	$ (50.1)

At December 31, 2022, we had NOL carryforwards for federal income tax purposes of approximately $21.9 million all of which have an indefinite carryforward period subject to an 80% annual usage limitation. Our deferred tax asset for such NOL carryforward is net of a portion of our uncertain tax positions as discussed below.

We believe we have adequate accruals for additional taxes and related interest expense which could ultimately result from tax examinations. We believe the ultimate disposition of tax examinations should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

At December 31, 2020, 2021, and 2022, the gross amount of our uncertain tax positions (exclusive of the effect of interest and penalties) was $7.3 million, and there was no change in such amount during the past three years. Previously, we made certain pro-rata distributions to our stockholders in the form of Kronos common stock and we recognized a taxable gain related to such distributions. Our uncertain tax positions are attributable to such prior period distribution of Kronos common stock. As discussed in Note 1, we are part of the Contran Tax Group and we have not paid this liability because Contran has not paid the liability to the applicable tax authority. This liability would be payable by Contran to the applicable tax authority only if the shares of Kronos common stock were to be sold or otherwise disposed outside of the Contran Tax Group. At December 31, 2022, $4.6 million of our uncertain tax position is classified as a component of our noncurrent deferred tax liability. If our uncertain tax position at December 31, 2022 was recognized, a benefit of $7.3 million would affect our effective income tax rate. We currently estimate that our unrecognized tax benefits will not change materially during the next twelve months.

We and Contran file income tax returns in U.S. federal and various state and local jurisdictions. Our U.S. income tax returns prior to 2019 are generally considered closed to examination by applicable tax authorities.

Income tax matters related to Kronos

Kronos has substantial net operating loss (NOL) carryforwards in Germany (the equivalent of $414 million for German corporate tax purposes at December 31, 2022) and in Belgium (the equivalent of $13 million for Belgian corporate tax purposes at December 31, 2022). At December 31, 2022, Kronos has concluded that no deferred income tax asset valuation allowance is required to be recognized with respect to such carryforwards, principally because (i) such

carryforwards have an indefinite carryforward period, (ii) Kronos has utilized a portion of such carryforwards during the most recent three-year period and (iii) Kronos currently expects to utilize the remainder of such carryforwards over the long term. However, prior to the complete utilization of such carryforwards, if Kronos were to generate additional losses in its German or Belgian operations for an extended period of time, or if applicable law were to change such that the carryforward period was no longer indefinite, it is possible that Kronos might conclude the benefit of such carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point Kronos would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards.

Prior to the enactment of the 2017 Tax Act, the undistributed earnings of Kronos' European subsidiaries were deemed to be permanently reinvested (Kronos had not made a similar determination with respect to the undistributed earnings of its Canadian subsidiary). Pursuant to the one-time repatriation tax (Transition Tax) provisions of the 2017 Tax Act which imposed a one-time repatriation tax on post-1986 undistributed earnings, Kronos recognized current income tax expense of $74.5 million and elected to pay such tax over an eight year period beginning in 2018. At December 31, 2022 the balance of its unpaid Transition Tax is $44.7 million, which will be paid in annual installments over the remainder of the eight-year period, which ends in 2025. Of such $44.7 million, $33.5 million is recorded as a noncurrent payable to affiliate (income taxes payable to Valhi) classified as a noncurrent liability in its Consolidated Balance Sheet at December 31, 2022, and $11.2 million is included with its current payable to affiliate (income taxes payable to Valhi) classified as a current liability (a portion of its noncurrent income tax payable to affiliate was reclassified to its current payable to affiliate for the portion of its 2022 Transition Tax installment due within the next twelve months).

On March 27, 2020, the "Coronavirus Aid, Relief and Economic Security (CARES) Act" was signed into law in response to the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, modifications to the limitation of business interest for tax years beginning in 2019 and 2020 and technical corrections to tax depreciation methods for qualified improvement property. The 2017 Tax Act limited Kronos' business interest expense to the sum of its business interest income and 30% of its adjusted taxable income as defined in the Tax Act. Any business interest expense disallowed as a deduction as a result of the limitation may be carried forward indefinitely. Kronos determined its interest expense was limited under these provisions and recorded deferred tax assets for the carryforwards associated with the nondeductible portion of its interest expense. Kronos also concluded that it is required to recognize a valuation allowance for such deferred tax asset under the more-likely-than-not recognition criteria. The CARES Act modification to the business interest provisions increased the business interest limitation from 30% of adjusted taxable income to 50% of adjusted taxable income which increased Kronos' allowable interest expense deduction for 2019 and 2020. Consequently, in the first quarter of 2020 Kronos recognized a cash tax benefit of $.5 million related to the reversal of the valuation allowance recognized in 2019 for the portion of the disallowed interest expense Kronos did not expect to fully utilize at December 31, 2019 and Kronos has considered such modifications in its 2020 provision for income taxes. The CARES Act provisions expired at the end of 2020, and in 2021 Kronos recognized additional disallowed interest expense and increased the valuation allowance by $2.8 million for the portion of the carryforward Kronos believed did not meet the more-likely-than-not measurement criteria. During 2022, Kronos determined it was able to utilize a portion of the business interest expense carryforward and accordingly it recognized an aggregate non-cash income tax benefit of $3.5 million as a reduction of the valuation allowance.

On August 16, 2022, the Inflation Reduction Act was signed into law. Among other things, this legislation provides for a 15% corporate alternative minimum tax on certain large corporations, imposes a 1% excise tax on qualifying stock buybacks occurring after December 31, 2022, and provides for certain energy-related tax credits. Kronos has evaluated the relevant provisions of the Act and does not expect them to have a material impact on its tax provision.

Tax authorities may in the future examine certain of Kronos' U.S. and non-U.S. tax returns and may propose tax deficiencies, including penalties and interest. Because of the inherent uncertainties involved in settlement initiatives and court and tax proceedings, Kronos cannot guarantee that these tax matters, if any, will be resolved in Kronos' favor, and therefore its potential exposure, if any, is also uncertain. Kronos believes it has adequate accruals for additional taxes and related interest expense which could ultimately result from tax examinations. Kronos believes the ultimate disposition of

tax examinations should not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Note 14 - Stockholders' equity:

Long-term incentive compensation plan - We have a long-term incentive plan that provides for the award of stock to our board of directors, up to a maximum of 200,000 shares. We awarded 33,250 shares in 2020, 13,750 shares in 2021 and 15,000 shares in 2022 under this plan. At December 31, 2022, 51,150 shares were available for future grants.

Long-term incentive compensation plans of subsidiaries and affiliates - CompX and Kronos each have a share-based incentive compensation plan pursuant to which an aggregate of up to 200,000 shares of their common stock can be awarded to members of their board of directors. At December 31, 2022, Kronos had 111,800 shares available for award and CompX had 131,050 shares available for award.

Dividends - During 2020, 2021 and 2022 our board of directors approved and we paid quarterly dividends of $.04, $.06 and $.07, respectively, per share to stockholders aggregating $7.8 million, $11.7 million and $13.7 million, respectively. In addition, our board of directors declared a special dividend on our common stock which totaled $17.1 million ($.35 per share) that we paid on August 31, 2022. The declaration and payment of future dividends, and the amount thereof, is discretionary and is dependent upon our financial condition, cash requirements, contractual obligations and restrictions and other factors deemed relevant by our board of directors. The amount and timing of past dividends is not necessarily indicative of the amount or timing of any future dividends which might be paid. There are currently no contractual restrictions on the amount of dividends which we may pay.

Accumulated other comprehensive loss - Changes in accumulated other comprehensive loss attributable to NL stockholders, including amounts resulting from our investment in Kronos Worldwide (see Note 6), are presented in the table below.

	Years ended December 31,		
	2020	2021	2022
	(In thousands)		
Accumulated other comprehensive loss, net of tax:			
Currency translation:			
Balance at beginning of period	$ (172,843)	$ (169,575)	$ (171,235)
Other comprehensive income (loss)	3,268	(1,660)	(6,956)
Balance at end of period	$ (169,575)	$ (171,235)	$ (178,191)
Defined benefit pension plans:			
Balance at beginning of period	$ (78,257)	$ (80,704)	$ (68,468)
Other comprehensive income (loss):			
Amortization of prior service cost and net losses included in net periodic pension cost	4,330	4,813	3,592
Net actuarial gain (loss) arising during the year	(6,777)	7,423	20,881
Plan settlement	—	—	138
Balance at end of period	$ (80,704)	$ (68,468)	$ (43,857)
OPEB plans and other:			
Balance at beginning of period	$ (590)	$ (910)	$ (1,053)
Other comprehensive income (loss):			
Amortization of net gain included in net periodic OPEB cost	(320)	(143)	(369)
Net actuarial gain arising during the year	—	—	529
Change in value of debt securities	—	—	(50)
Balance at end of period	$ (910)	$ (1,053)	$ (943)
Total accumulated other comprehensive loss:			
Balance at beginning of period	$ (251,690)	$ (251,189)	$ (240,756)
Other comprehensive income	501	10,433	17,765
Balance at end of period	$ (251,189)	$ (240,756)	$ (222,991)

See Note 5 for further discussion on our marketable securities and Note 11 for amounts related to our defined benefit pension plans.

Other – During 2022, we purchased 2,000 shares of our common stock from Kronos for a nominal amount in a private transaction that was approved in advance by our independent directors. We cancelled these treasury shares and allocated their cost to common stock at par value and additional paid-in capital.

During 2022, CompX acquired 78,900 shares of its Class A common stock for an aggregate amount of approximately $1.7 million under prior repurchase authorizations. Of these shares, 70,000 shares were purchased in a market transaction, and 8,900 shares were purchased from two of its affiliates in two separate private transactions that were also approved in advance by CompX's independent directors. During 2021, CompX purchased 75,000 shares of its Class A common stock in a market transaction for approximately $1.3 million. At December 31, 2022, 523,647 shares were available for purchase under CompX's prior repurchase authorizations.

Note 15 - Related party transactions:

We may be deemed to be controlled by Ms. Simmons and the Family Trust. See Note 1. Corporations that may be deemed to be controlled by or affiliated with such individuals sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held noncontrolling interest in another related party. While no transactions of the type described above are planned or proposed with respect to us other than as set forth in these financial statements, we continuously consider, review and evaluate, and understand that Contran and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that we might be a party to one or more such transactions in the future.

Current receivables and payables to affiliates are summarized in the table below:

	December 31,		
	2021		2022
	(In thousands)		
Current receivables from affiliates:			
Income taxes receivable from Valhi	$ —	$	636
Current payables to affiliates:			
Other - trade items	$ 682	$	665
Income taxes payable to Valhi	9		—
Total	$ 691	$	665

From time to time, we may have loans and advances outstanding between us and various related parties, pursuant to term and demand notes. We generally enter into these loans and advances for cash management purposes. When we loan funds to related parties, we are generally able to earn a higher rate of return on the loan than the lender would earn if the funds were invested in other instruments and when we borrow from related parties, we are generally able to pay a lower rate of interest than we would pay if we borrowed from unrelated parties. While certain of such loans may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe that we have evaluated the credit risks involved and reflected those credit risks in the terms of the applicable loans. NLKW had borrowings outstanding of $.5 million as of December 31, 2021 and 2022 under the Valhi Credit Facility, and we incurred a nominal amount of interest expense under such credit facility for the years ended December 31, 2020, 2021 and 2022. See Note 10. In addition, prior to 2020, CompX entered into an unsecured revolving demand promissory note with Valhi under which, as amended, CompX has agreed to loan Valhi up to $25 million. CompX's loan to Valhi, as amended, bears interest at prime plus 1.00%, payable quarterly, with all principal due on demand, but in any event no earlier than December 31, 2024. Loans made to Valhi at any time are at CompX's discretion. At December 31, 2021 and 2022, the outstanding principal balance receivable from Valhi under the promissory note was $18.7 million and $13.2 million, respectively. Interest income (including unused commitment fees) on CompX's loan to Valhi was $1.5 million in 2020, $1.2 million in 2021 and $1.0 million in 2022.

Under the terms of various intercorporate services agreements (ISAs) we enter into with Contran, employees of Contran will provide certain management, tax planning, financial and administrative services to the Company on a fee basis. Such fees are based on the compensation of individual Contran employees providing services for us and/or estimates of time devoted to our affairs by such persons. Because of the number of companies affiliated with Contran, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial and administrative staffs duplicated at each entity, thus allowing certain Contran employees to provide services to multiple companies but only be compensated by Contran. We, CompX and Kronos negotiate fees annually and agreements renew

quarterly. The net ISA fees charged to us by Contran, (including amounts attributable to Kronos for all periods) aggregated approximately $33.4 million in 2020, $33.2 million in 2021 and $33.5 million in 2022.

Contran and certain of its subsidiaries and affiliates, including us, purchase certain of their insurance policies and risk management services as a group, with the costs of the jointly-owned policies and services being apportioned among the participating companies. Tall Pines Insurance Company, a subsidiary of Valhi, underwrites certain insurance policies for Contran and certain of its subsidiaries and affiliates, including us. Tall Pines purchases reinsurance from highly rated (as determined by A.M. Best or other internationally recognized ratings agency) third-party insurance carriers for substantially all of the risks it underwrites. Consistent with insurance industry practices, Tall Pines receives commissions from the reinsurance underwriters and/or assesses fees for certain of the policies that it underwrites. During 2020, 2021 and 2022 we paid $22.2 million, $26.3 million and $24.3 million, respectively, under the group insurance program (including amounts attributable to Kronos for all periods, including its Louisiana Pigment Company joint venture) which amounts principally represent insurance premiums, including $15.6 million, $19.5 million and $18.2 million in 2020, 2021 and 2022, respectively, for policies written by Tall Pines. Amounts paid under the group insurance program also include payments to insurers or reinsurers for the reimbursement of claims within our applicable deductible or retention ranges that such insurers and reinsurers paid to third parties on our behalf, as well as amounts for claims and risk management services and various other third-party fees and expenses incurred by the program. We expect these relationships will continue in 2023.

With respect to certain of such jointly-owned policies, it is possible that unusually large losses incurred by one or more insured party during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, and in the event that the available coverage under a particular policy would become exhausted by one or more claims, Contran and certain of its subsidiaries and affiliates, including us, have entered into a loss sharing agreement under which any uninsured loss arising because the available coverage had been exhausted by one or more claims will be shared ratably by those entities that had submitted claims under the relevant policy. We believe the benefits in the form of reduced premiums and broader coverage associated with the group coverage for such policies justifies the risk associated with the potential for any uninsured loss.

Contran and certain of its subsidiaries, including us, participate in a combined information technology data services program that Contran provides for primary data processing and failover. The program apportions its costs among the participating companies. The aggregate amount Kronos paid to Contran for such services was $.3 million in each of 2020, 2021 and 2022. Under the terms of a sublease agreement between Contran and Kronos, Kronos leases certain office space from Contran. Kronos paid Contran $.4 million in both 2020 and 2021 and $.5 million in 2022 for such rent and related ancillary services. We expect that these relationships with Contran will continue in 2023.

Note 16 - Commitments and contingencies:

Lead pigment litigation

Our former operations included the manufacture of lead pigments for use in paint and lead-based paint. We, other former manufacturers of lead pigments for use in paint and lead-based paint (together, the "former pigment manufacturers"), and the Lead Industries Association (LIA), which discontinued business operations in 2002, have been named as defendants in various legal proceedings seeking damages for personal injury, property damage and governmental expenditures allegedly caused by the use of lead-based paints. Certain of these actions have been filed by or on behalf of states, counties, cities or their public housing authorities and school districts, and certain others have been asserted as class actions. These lawsuits seek recovery under a variety of theories, including public and private nuisance, negligent product design, negligent failure to warn, strict liability, breach of warranty, conspiracy/concert of action, aiding and abetting, enterprise liability, market share or risk contribution liability, intentional tort, fraud and misrepresentation, violations of state consumer protection statutes, supplier negligence and similar claims.

The plaintiffs in these actions generally seek to impose on the defendants responsibility for lead paint abatement and health concerns associated with the use of lead-based paints, including damages for personal injury, contribution

and/or indemnification for medical expenses, medical monitoring expenses and costs for educational programs. To the extent the plaintiffs seek compensatory or punitive damages in these actions, such damages are generally unspecified. In some cases, the damages are unspecified pursuant to the requirements of applicable state law. A number of cases are inactive or have been dismissed or withdrawn. Most of the remaining cases are in various pre-trial stages. Some are on appeal following dismissal or summary judgment rulings or a trial verdict in favor of either the defendants or the plaintiffs.

We believe these actions are without merit, and we intend to continue to deny all allegations of wrongdoing and liability and to defend against all actions vigorously. We do not believe it is probable we have incurred any liability with respect to pending lead pigment litigation cases to which we are a party, and with respect to all such lead pigment litigation cases to which we are a party, we believe liability to us that may result, if any, in this regard cannot be reasonably estimated, because:

- we have never settled any of the market share, intentional tort, fraud, nuisance, supplier negligence, breach of warranty, conspiracy, misrepresentation, aiding and abetting, enterprise liability, or statutory cases (other than the Santa Clara case discussed below),

- no final, non-appealable adverse judgments have ever been entered against us, and

- we have never ultimately been found liable with respect to any such litigation matters, including over 100 cases over a thirty-year period for which we were previously a party and for which we have been dismissed without any finding of liability.

Accordingly we have not accrued any amounts for any of the pending lead pigment and lead-based paint litigation cases filed by or on behalf of states, counties, cities or their public housing authorities and school districts, or those asserted as class actions. In addition, we have determined that liability to us which may result, if any, cannot be reasonably estimated at this time because there is no prior history of a loss of this nature on which an estimate could be made and there is no substantive information available upon which an estimate could be based.

In the matter titled *County of Santa Clara v. Atlantic Richfield Company, et al*. (Superior Court of the State of California, County of Santa Clara, Case No. 1-00-CV-788657) on July 24, 2019, an order approving a global settlement agreement entered into among all of the plaintiffs and the three defendants remaining in the case (the Sherwin Williams Company, ConAgra Grocery Products and us) was entered by the court and the case was dismissed with prejudice. The global settlement agreement provides that an aggregate $305 million will be paid collectively by the three co-defendants in full satisfaction of all claims resulting in a dismissal of the case with prejudice and the resolution of (i) all pending and future claims by the plaintiffs in the case, and (ii) all potential claims for contribution or indemnity between us and our co-defendants in respect to the case. In the agreement, we expressly deny any and all liability and the dismissal of the case with prejudice was entered by the court without a final judgment of liability entered against us. The settlement agreement fully concludes this matter.

Under the terms of the global settlement agreement, each defendant must pay an aggregate $101.7 million to the plaintiffs as follows: $25.0 million within sixty days of the court's approval of the settlement and dismissal of the case, and the remaining $76.7 million in six annual installments beginning on the first anniversary of the initial payment ($12.0 million for the first five installments and $16.7 million for the sixth installment). Our sixth installment will be made with funds already on deposit at the court, which is included in noncurrent restricted cash on our Consolidated Balance Sheets, that are committed to the settlement, including all accrued interest at the date of payment, with any remaining balance to be paid by us (and any amounts on deposit in excess of the final payment would be returned to us). Pursuant to the settlement agreement, we placed an additional $9.0 million into an escrow account which is included in noncurrent restricted cash on our Consolidated Balance Sheets.

For financial reporting purposes, using a discount rate of 1.9% per annum, we discounted the aggregate $101.7 million settlement to the estimated net present value of $96.3 million. We made the initial $25.0 million payment in September 2019 and the first, second and third annual installment payments of $12.0 million each in September 2020, 2021, and 2022. We recognized an aggregate accretion expense of $1.3 million, $1.1 million, and $.9 million in 2020, 2021, and 2022 respectively.

New cases may continue to be filed against us. We do not know if we will incur liability in the future in respect of any of the pending or possible litigation in view of the inherent uncertainties involved in court and jury rulings. In the future, if new information regarding such matters becomes available to us (such as a final, non-appealable adverse verdict against us or otherwise ultimately being found liable with respect to such matters), at that time we would consider such information in evaluating any remaining cases then-pending against us as to whether it might then have become probable we have incurred liability with respect to these matters, and whether such liability, if any, could have become reasonably estimable. The resolution of any of these cases could result in the recognition of a loss contingency accrual that could have a material adverse impact on our net income for the interim or annual period during which such liability is recognized and a material adverse impact on our consolidated financial condition and liquidity.

Environmental matters and litigation

Our operations are governed by various environmental laws and regulations. Certain of our businesses are and have been engaged in the handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of our past and current operations and products have the potential to cause environmental or other damage. We have implemented and continue to implement various policies and programs in an effort to minimize these risks. Our policy is to maintain compliance with applicable environmental laws and regulations at all of our plants and to strive to improve environmental performance. From time to time, we may be subject to environmental regulatory enforcement under U.S. statutes, the resolution of which typically involves the establishment of compliance programs. It is possible that future developments, such as stricter requirements of environmental laws and enforcement policies, could adversely affect our production, handling, use, storage, transportation, sale or disposal of such substances. We believe all of our facilities are in substantial compliance with applicable environmental laws.

Certain properties and facilities used in our former operations, including divested primary and secondary lead smelters and former mining locations, are the subject of civil litigation, administrative proceedings or investigations arising under federal and state environmental laws and common law. Additionally, in connection with past operating practices, we are currently involved as a defendant, potentially responsible party (PRP) or both, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act (CERCLA), and similar state laws in various governmental and private actions associated with waste disposal sites, mining locations, and facilities that we or our predecessors, our subsidiaries or their predecessors currently or previously owned, operated or used, certain of which are on the United States Environmental Protection Agency's (EPA) Superfund National Priorities List or similar state lists. These proceedings seek cleanup costs, damages for personal injury or property damage and/or damages for injury to natural resources. Certain of these proceedings involve claims for substantial amounts. Although we may be jointly and severally liable for these costs, in most cases we are only one of a number of PRPs who may also be jointly and severally liable, and among whom costs may be shared or allocated. In addition, we are occasionally named as a party in a number of personal injury lawsuits filed in various jurisdictions alleging claims related to environmental conditions alleged to have resulted from our operations.

Obligations associated with environmental remediation and related matters are difficult to assess and estimate for numerous reasons including the:

- complexity and differing interpretations of governmental regulations,

- number of PRPs and their ability or willingness to fund such allocation of costs,

- financial capabilities of the PRPs and the allocation of costs among them,

- solvency of other PRPs,

- multiplicity of possible solutions,

- number of years of investigatory, remedial and monitoring activity required,

- uncertainty over the extent, if any, to which our former operations might have contributed to the conditions allegedly giving rise to such personal injury, property damage, natural resource and related claims, and

- number of years between former operations and notice of claims and lack of information and documents about the former operations.

In addition, the imposition of more stringent standards or requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of costs among PRPs, solvency of other PRPs, the results of future testing and analysis undertaken with respect to certain sites or a determination that we are potentially responsible for the release of hazardous substances at other sites, could cause our expenditures to exceed our current estimates. Actual costs could exceed accrued amounts or the upper end of the range for sites for which estimates have been made, and costs may be incurred for sites where no estimates presently can be made. Further, additional environmental and related matters may arise in the future. If we were to incur any future liability, this could have a material adverse effect on our consolidated financial statements, results of operations and liquidity.

We record liabilities related to environmental remediation and related matters (including costs associated with damages for personal injury or property damage and/or damages for injury to natural resources) when estimated future expenditures are probable and reasonably estimable. We adjust such accruals as further information becomes available to us or as circumstances change. Unless the amounts and timing of such estimated future expenditures are fixed and reasonably determinable, we generally do not discount estimated future expenditures to their present value due to the uncertainty of the timing of the payout. We recognize recoveries of costs from other parties, if any, as assets when their receipt is deemed probable. At December 31, 2021 and 2022, we had not recognized any receivables for recoveries.

We do not know and cannot estimate the exact time frame over which we will make payments for our accrued environmental and related costs. The timing of payments depends upon a number of factors, including but not limited to the timing of the actual remediation process; which in turn depends on factors outside of our control. At each balance sheet date, we estimate the amount of our accrued environmental and related costs which we expect to pay within the next twelve months, and we classify this estimate as a current liability. We classify the remaining accrued environmental costs as a noncurrent liability.

The table below presents a summary of the activity in our accrued environmental costs during the past three years. The amount charged to expense is included in corporate expense on our Consolidated Statements of Income.

	Years ended December 31,		
	2020	2021	2022
	(In thousands)		
Balance at the beginning of the period	$ 94,508	$ 93,416	$ 92,940
Additions charged to expense, net	82	788	486
Payments, net	(1,174)	(1,264)	(1,068)
Balance at the end of the period	$ 93,416	$ 92,940	$ 92,358
Amounts recognized in the balance sheet:			
Current liability	$ 2,027	$ 2,643	$ 2,627
Noncurrent liability	91,389	90,297	89,731
Balance at the end of the period	$ 93,416	$ 92,940	$ 92,358

On a quarterly basis, we evaluate the potential range of our liability for environmental remediation and related costs at sites where we have been named as a PRP or defendant, including sites for which our wholly-owned environmental management subsidiary, NL Environmental Management Services, Inc. (EMS), has contractually assumed our obligations. At December 31, 2022, we had accrued approximately $92 million related to approximately 33 sites associated with

remediation and related matters we believe are at the present time and/or in their current phase reasonably estimable. The upper end of the range of reasonably possible costs to us for remediation and related matters for which we believe it is possible to estimate costs is approximately $119 million, including the amount currently accrued. These accruals have not been discounted to present value.

We believe it is not reasonably possible to estimate the range of costs for certain sites. At December 31, 2022, there were approximately five sites for which we are not currently able to reasonably estimate a range of costs. For these sites, generally the investigation is in the early stages, and we are unable to determine whether or not we actually had any association with the site, the nature of our responsibility, if any, for the contamination at the site, if any, and the extent of contamination at and cost to remediate the site. The timing and availability of information on these sites is dependent on events outside of our control, such as when the party alleging liability provides information to us. At certain of these previously inactive sites, we have received general and special notices of liability from the EPA and/or state agencies alleging that we, sometimes with other PRPs, are liable for past and future costs of remediating environmental contamination allegedly caused by former operations. These notifications may assert that we, along with any other alleged PRPs, are liable for past and/or future clean-up costs. As further information becomes available to us for any of these sites which would allow us to estimate a range of costs, we would at that time adjust our accruals. Any such adjustment could result in the recognition of an accrual that would have a material effect on our consolidated financial statements, results of operations and liquidity.

Insurance coverage claims

We are involved in certain legal proceedings with a number of our former insurance carriers regarding the nature and extent of the carriers' obligations to us under insurance policies with respect to certain lead pigment and asbestos lawsuits. The issue of whether insurance coverage for defense costs or indemnity or both will be found to exist for our lead pigment and asbestos litigation depends upon a variety of factors and we cannot assure you that such insurance coverage will be available.

We have agreements with certain of our former insurance carriers pursuant to which the carriers reimburse us for a portion of our future lead pigment litigation defense costs, and one such carrier reimburses us for a portion of our future asbestos litigation defense costs. We are not able to determine how much we will ultimately recover from these carriers for defense costs incurred by us because of certain issues that arise regarding which defense costs qualify for reimbursement. While we continue to seek additional insurance recoveries, we do not know if we will be successful in obtaining reimbursement for either defense costs or indemnity. Accordingly, we recognize insurance recoveries in income only when receipt of the recovery is probable and we are able to reasonably estimate the amount of the recovery.

Other litigation

In addition to the litigation described above, we and our affiliates are also involved in various other environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to present and former businesses. In certain cases, we have insurance coverage for these items, although we do not expect additional material insurance coverage for environmental matters. We currently believe the disposition of all of these various other claims and disputes (including asbestos-related claims), individually and in the aggregate, should not have a material adverse effect on our consolidated financial position, results of operations or liquidity beyond the accruals already provided.

Concentrations of credit risk

Component products are sold primarily in North America to original equipment manufacturers. The ten largest customers related to our Component Products operations accounted for approximately 48% of total sales in 2020, 51% in 2021 and 52% in 2022. One customer of CompX's Security Products business accounted for 17% of total sales in 2020, 16% in 2021 and 14% in 2022. One customer of CompX's Marine Components business accounted for 12% of consolidated sales in 2022.

Income taxes

We are a party to a tax sharing agreement with Contran and Valhi providing for the allocation of tax liabilities and tax payments as described in Note 1. Under applicable law, we, as well as every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. Valhi has agreed, however, to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability computed in accordance with the tax sharing agreement.

Note 17 - Financial instruments:

See Note 5 for information on how we determine fair value of our marketable securities.

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure as of December 31, 2021 and 2022:

| | December 31, 2021 | | December 31, 2022 | |
	Carrying amount	Fair value	Carrying amount	Fair value
	(In thousands)			
Cash, cash equivalents and restricted cash	$ 175,242	$ 175,242	$ 97,502	$ 97,502

Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value.

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF CORPORATION	Jurisdiction of incorporation or organization	% of voting securities held at December 31, 2022 (1)
CompX International Inc. (2)	Delaware	87
Kronos Worldwide, Inc. (3)	Delaware	31
EWI RE, Inc.	New York	100
NL Environmental Management Services, Inc.	New Jersey	100
NLKW Holding, LLC	New Jersey	100

(1) Held by the Registrant or the indicated subsidiary of the Registrant

(2) Subsidiaries of CompX International Inc. are incorporated by reference to Exhibit 21.1 of CompX's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 1-13905)

(3) Subsidiaries of Kronos Worldwide, Inc. are incorporated by reference to Exhibit 21.1 of Kronos' Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 1-31763)

NL Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240-2620
(972) 233-1700